As filed with the Securities and Exchange Commission on June 11, 1997
                                                           Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                             REGENT BANCSHARES CORP.
              -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

         New Jersey                         6712                       23-2440805
-------------------------------    ----------------------------     -------------------
(State or other jurisdiction of    (Primary Standard Industrial      (I.R.S. Employer
 incorporation or organization)    Classification Code Number)      Identification No.)


                               1430 Walnut Street
                        Philadelphia, Pennsylvania 19102
                                 (215) 546-6500
                  ---------------------------------------------
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

                              -------------------

           Robert B. Goldstein, President and Chief Executive Officer
                             Regent Bancshares Corp.
                               1430 Walnut Street
                        Philadelphia, Pennsylvania 19102
                                 (215) 546-6500
             ------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              -------------------

                                    Copy to:
                          Frederick W. Dreher, Esquire
                          Duane, Morris & Heckscher LLP
                             4200 One Liberty Place
                           Philadelphia, PA 19103-7396
                                 (215) 979-1234

                              -------------------

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                                              CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                        Proposed                 Proposed
       Title of                                          maximum                  maximum
      securities              Amount to be              offering                 aggregate               Amount of
   to be registered            registered            price per share          offering price         registration fee
---------------------------------------------------------------------------------------------------------------------

    Common Stock,               2,179,697               $10.75(1)             $23,431,743(1)             $7,100.53
    $.10 par value               shares

=====================================================================================================================

(1) Pursuant to paragraph (c) of Rule 457, the proposed maximum offering price per share and the proposed maximum aggregate offering price have been computed on the basis of the average of the high and low sales prices of the Common Stock of Regent Bancshares Corp. on the Nasdaq Small-Cap Market on June 10, 1997.

                                   ----------

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED JUNE 11, 1997

PROSPECTUS

                             REGENT BANCSHARES CORP.

                        2,179,697 Shares of Common Stock


         This Prospectus relates to 1,586,659 shares (the "Shares") of Common Stock (the "Regent Common Stock"), $.10 par value, of Regent Bancshares Corp. ("Regent") to be issued in exchange for 1,120,000 outstanding shares of common stock of Regent National Bank (the "Bank"), par value $1.00 per share (the "Bank Common Stock"), issued in a private placement in April 1997 (the "Bank Offering") and 593,038 shares of Regent Common Stock to be issued upon the conversion of an aggregate of 591,253 outstanding shares of Regent Series A, Series B, Series C, Series D and Series E Convertible Preferred Stock, each with a par value of $.10 per share (collectively, the "Regent Preferred Stock"). The Regent Common Stock to be issued in exchange for Bank Common Stock will be issued at the rate of 1.41666 shares of Regent Common Stock for each share of Bank Common Stock. The Regent Common Stock to be issued upon the conversion of Regent Series A and Series E Preferred Stock will be issued on a share for share basis, and the Regent Common Stock to be issued, upon the conversion of Regent Series B, Series C and Series D Preferred Stock will be issued on the basis of
1.177 shares of Regent Common Stock for each such share of Regent Preferred Stock. Regent will receive no cash proceeds from the exchange of Bank Common Stock for Regent Common Stock or the conversion of Regent Preferred Stock into Regent Common Stock.

         Regent Common Stock is traded on the Nasdaq Small-Cap market under the symbol RBNK and the closing bid price of Regent Common Stock on June 10, 1997 was $10.375. See "Regent Stock Information."

 The shares of Regent Common Stock offered hereby involve a high degree of risk.
                     See "Risk Factors" beginning on page 6.

                                   ----------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
           OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

         No underwriters will be used in connection with the distribution of the Regent Common Stock. No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made by this Prospectus, and information or representations not herein contained, if given or made, must not be relied upon as having authorized by Regent or the Bank. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities offered hereby by Regent in any state to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

           The date of this Prospectus is ______________________, 1997

                                TABLE OF CONTENTS
                                -----------------
                                                                            Page
                                                                            ----

Prospectus Summary ........................................................    1

Risk Factors ..............................................................    6

Capitalization ............................................................   10

Regent Stock Information ..................................................   11

Selected Consolidated Financial Data ......................................   13

Management's Discussion and Analysis of Financial
  Condition and Results of Operations .....................................   15

Business ..................................................................   47

Supervision and Regulation ................................................   53

Management ................................................................   57

Principal Stockholders ....................................................   65

Certain Transactions ......................................................   67

Plan of Distribution ......................................................   68

Description of Capital Stock ..............................................   69

Interests of Named Experts and Counsel ....................................   74

Available Information .....................................................   74

Index to Consolidated Financial Statements ................................   76




                                       (i)

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. See "Risk Factors" for certain information that investors should consider prior to acquiring the Shares.

                                     Regent

         Regent is a one bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Regent was incorporated under the laws of the Commonwealth of Pennsylvania on December 22, 1986 and on November 23, 1987 was merged into a New Jersey corporation with the same name (and which was incorporated on November 2, 1987), with the New Jersey corporation being the surviving entity. Regent became a bank holding company on June 2, 1989 when it completed the acquisition of all of the authorized capital stock of the Bank, Regent's only subsidiary. The Bank commenced operations on June 5, 1989. Regent provides banking services through the Bank and does not engage in any activities other than banking activities. Regent is regulated by the Board of Governors of the Federal Reserve System. The executive offices of Regent are located at 1430 Walnut Street, Philadelphia, Pennsylvania 19102. Regent's telephone number is
(215) 546-6500.

                                    The Bank

         The Bank, a federally-chartered national bank, is regulated by the Office of the Comptroller of the Currency (the "OCC") and is a member of the Federal Reserve System. The deposits held by the Bank are insured by the Bank Insurance Fund (the "BIF") of the Federal Deposit Insurance Corporation (the "FDIC").

         The Bank engages in the commercial banking business, serving the banking needs of its customers with a particular focus on small and medium-sized businesses, professionals and other individuals, with an emphasis on the origination of loans in the $100 thousand to $2.1 million range. The Bank's strategy in providing its services is to attempt to respond to each customer's needs and assure that a customer will deal regularly with the same officer of the Bank. The small and mid-sized business and entrepreneurial market in the Bank's service area is large and the Bank believes it can offer the flexibility, speed and personal attention necessary to serve this large market. The banking and broad business experience of the Bank's officers and directors makes the Bank particularly well-suited to serve the individualized needs of this market. The Bank maintains one office at 1430 Walnut Street, Philadelphia, Pennsylvania 19102, where it conducts all of its banking activities. The Bank currently does not intend to expand by opening new branches or competing for the retail consumer market served by large banks in the region, but rather will pursue alternative means of deposit generation.

         At March 31, 1997, the Bank had $192.7 million in assets, $177.2 million in deposits and $72.9 million in net loans. The Bank's primary service area for Community Reinvestment Act ("CRA") purposes is the Delaware Valley which includes the greater Philadelphia metropolitan area and various counties in New Jersey, Delaware and Maryland. Reference is made to the map on the next page.

                                 GRAPHIC OMITTED

         In the printed version of this document there appears a map depicting sections of Pennsylvania, New Jersey, Delaware and Maryland.

                            Regent Bancshares Corp.
                 Serving the Wealthy & Populous Delaware Valley

                                                       Median
                                    1996              Household
                                 Population            Income
Pennsylvania
Philadelphia                     1,498,085             $29,575
Montgomery                         709,047             $52,815
Bucks                              577,401             $51,846
Delaware                           547,788             $46,770
Lancaster                          449,868             $39,876
Chester                            405,497             $59,444
Berks                              351,468             $37,588
Lehigh                             299,809             $39,818
Northampton                        257,883             $40,667

New Jersey
Camden                             507,206             $41,957
Ocean                              465,948             $39,757
Burlington                         401,107             $52,887
Mercer                             330,871             $51,359
Gloucester                         245,892             $47,319
Atlantic                           234,758             $36,556
Cumberland                         138,573             $36,535
Cape May                            98,897             $35,042
Salem                               64,485             $43,108

Delaware
New Castle                         472,708             $46,586
Kent                               123,130             $36,429

Maryland
Cecil                               79,235             $40,265

NATIONAL AVERAGE                                       $36,153

         The federal and state laws and regulations that are applicable to bank holding companies and banks give regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and generally have been promulgated to protect depositors and deposit insurance funds and not for the purpose of protecting stockholders. Any change in such regulations, whether by an applicable federal or state regulatory authority or federal or state legislative bodies, could have a significant impact on Regent and the Bank. See "Supervision and Regulation."

         The Bank offers a wide range of deposit products, including checking accounts, interest-bearing NOW accounts, insured money market accounts, certificates of deposit, savings accounts and Individual Retirement Accounts.

         A broad range of credit facilities is offered by the Bank to the businesses and residents of its service area, including commercial loans, home improvement loans, mortgage loans and home equity lines of credit. At April 30, 1997, the Bank's legal lending limit was approximately $3.3 million per borrower, after giving effect to the receipt of $9.1 million in net proceeds from the private placement of 1,120,000 shares of Bank Common Stock in the Bank Offering on April 16, 1997.

         In addition, the Bank offers safe deposit boxes, travelers' checks, money orders, direct deposit of payroll and Social Security checks, and access to one or more regional or national automated teller networks as well as international services through correspondent institutions. The Bank is also empowered to offer, but does not provide, trust services. The Bank has the power to act as executor of wills and as a trustee for Individual Retirement Accounts, minors and other fiduciaries. Other trust services are provided through correspondent institutions. The Bank has established relationships with correspondent banks and other financial institutions in order to provide other services requested by its customers, including requesting correspondent banks to participate in loans where the loan amount exceeds the Bank's policies or legal lending limit.

         As of March 31, 1997, Regent and the Bank had a total of 45 employees, excluding temporary employees engaged in the collection of automobile insurance premium finance ("IPF") receivables.

         There is substantial competition among financial institutions in the Bank's service area, although the Bank believes its relatively small size and emphasis on personal service provide it with a competitive advantage. The Bank competes with new and established local commercial banks, as well as numerous regionally based commercial banks. There is also competition from out of state financial institutions, thrifts and mutually owned savings banks and savings and loan associations. As of the date hereof, the Bank had attracted, and believes it will continue to attract, its customers from the deposit base of such existing banks and financial institutions and from growth in the Delaware Valley. Many of such banks and financial institutions are well-established and well-capitalized, allowing them to do more advertising and promotion and to provide a greater range of services, including trust services, than the Bank. The Bank's strategy has been and will continue to be emphasizing personalized services, offering competitive rates to depositors and making use of commercial and personal ties of the Bank's stockholders, directors, officers and staff to Delaware Valley businesses and residents.

         In recent years, intense market demands, economic pressures and significant legislative and regulatory action have eroded traditional banking industry classifications which were once clearly defined and have increased competition among banks, as well as between banks and other financial institutions. As a result, banks and other financial institutions have had to diversify their services, generally increase interest paid on deposits and become more cost effective. These events have resulted in increasing homogeneity in the financial services offered by banks and other financial institutions. Some of the effects on banks and other financial institutions of these market dynamics and legislative and regulatory changes include increased customer awareness of product and service differences among competitors and increased merger activity.


                                  The Offering


Regent Common Stock offered.... 2,179,697 shares, of which 1,586,659 shares are being issued in exchange for the Bank Common
                                Stock sold in the Bank Offering and 593,038 shares are being issued upon conversion of the Regent Preferred Stock

Exchange rate for Bank
Common Stock................... 1.41666 shares of Regent Common Stock for one share of Bank Common Stock
Conversion rate for Regent
Preferred Stock................ One share of Regent Common Stock for one share of Regent Series A or Series E Preferred Stock and 1.177 shares of Regent Common Stock for one share of Regent Series B, Series C or Series D Preferred Stock

Regent Common Stock to be
outstanding after the
offering(1).................... 3,424,490 shares


-----------------
(1) Based on the number of shares of Regent Common Stock outstanding on April 30, 1997. Assumes that all of the Shares offered hereby are exchanged and converted as described herein. Excludes an aggregate of 345,000 shares of Regent Common Stock which at April 30, 1997 were (i) reserved for issuance pursuant to the exercise of outstanding options granted under Regent's 1997 Equity Incentive Plan (the "Plan") and (ii) 35,000 shares of Regent Common Stock reserved for issuance upon the exercise of options that may be granted under the Plan in the future.


                                  RISK FACTORS

         The shares of Regent Common Stock offered hereby involve a high degree of risk. See "Risk Factors."

                       Summary Consolidated Financial Data
                    (in thousands, except for per share data)


                                        Three Months Ended
                                            March 31,                        Year Ended December 31,
                                        ------------------------------------------------------------------------------
                                        1997        1996         1996         1995        1994       1993         1992
                                        ----        ----      ----------   ----------  ---------- ----------   -------
                                          (unaudited)
Statement of Operations Data:
Interest income.....................  $ 3,999    $  5,343   $  21,519    $ 21,160    $ 17,165    $ 15,112    $ 13,519
Interest expense....................    2,409       3,287      12,461      12,553      11,373       9,921       8,810
                                       ------    --------   ---------   ---------    --------   ---------   ---------
Net interest income.................    1,590       2,056       9,058       8,607       5,792       5,191       4,709
Provision for loan losses...........     (200)        175       5,092       4,905         860         450         525
                                       ------    --------   ---------   ---------    --------   ---------   ---------
Net interest income after provision
 for loan losses....................    1,790       1,881       3,966       3,702       4,932       4,741       4,184
Non-interest income.................      578          28         212         104         202         156          70
Non-interest expense...............     2,548       1,546       7,224       7,396       4,372       3,113       2,486
                                       ------    --------   ---------   ---------    --------   ---------   ---------
Income (loss) before provision for
  income taxes......................     (180)        363      (3,046)     (3,590)        762       1,784       1,768
Income tax expense (benefit)........      ---         145        (350)       (463)        259         607         601
                                       ------    --------   ---------   ---------    --------   ---------   ---------
Income (loss) before dividends on
  preferred stock...................     (180)        218      (2,696)     (3,127)        503       1,177       1,167
Preferred stock dividends...........       83         145         142         487         287         516         317
                                       ------    --------   ---------   ---------    --------   ---------   ---------
Net income (loss) applicable to
  common stock...................... $   (264)  $      73   $  (2,838)  $  (3,614)   $    216  $      661   $     850
                                     ========   =========   =========   =========    ========  ==========   =========

Earnings (loss) per share:
 Primary............................  $  (.20)     $  .05      $(2.42)     $(3.41)      $0.22       $0.71       $0.95
 Fully diluted......................      N/A         N/A         N/A         N/A         N/A         N/A        0.82
Book value per share-fully diluted..     4.43        6.51        4.58        6.55        7.98        8.88        8.38
Selected Financial Ratios:
Net interest margin.................     3.36%       3.21%       3.76%       3.56%       2.37%       2.49%       2.87%
Non-interest  expense to average
  total assets......................     3.77(1)     2.34        2.94        3.00        1.74        1.44        1.47
Return on average total assets......     (.37)        .33         N/A         N/A         .20         .55         .70
Return on average shareholders'
  equity............................    (8.97)       8.44         N/A         N/A        3.89        9.29       10.33
Average shareholders' equity to
  average total assets..............     4.16        3.91        4.03        5.50        5.14        5.88        6.67
Non-performing assets to total
  assets at period end..............     2.08        2.98        2.73        3.49        1.68        1.04        2.11
Allowance for loan losses as a
 percentage of period end loans and
 loans held for sale................     3.02        4.65        3.60        5.47        2.10        1.84        1.94

Balance Sheet Data:

                                         At March 31,                        At December 31,
                                         ------------ --------------------------------------------------------------
                                             1997        1996          1995         1994         1993         1992
                                         ------------ ----------    ----------   ----------   ----------   -------
                                         (unaudited)

Total assets...........................   $192,739    $201,904     $262,512      $243,450     $243,945     $204,800
Federal funds sold.....................      7,600       5,000         --            --         6,000          --
Loans, net of unearned interest
  and fees (2).........................     75,192      85,069      118,784        81,248       72,944       55,531
Investment securities..................    103,980     105,553      138,722       156,664      156,166      140,226
Deposits...............................    177,156     185,126      196,132       161,061      192,393      160,715
Subordinated debentures................      2,750       2,750        2,750         2,750        2,550          --
Shareholders' equity...................      7,963       8,133       10,353        12,206       13,126       11,949

---------------

(1)  Excludes $722 thousand of merger-related expenses paid to Carnegie Bancorp.

(2)  Including mortgage loans held for sale.

                                  RISK FACTORS

         Regent and the Bank experienced significant losses in the years ended December 31, 1995 and 1996 and the three months ended March 31, 1997 due primarily to an increase in the provision for loan losses that was attributable to delinquent loans and the Bank is currently under stringent supervision by the OCC. For these and other reasons, shares of Regent Common Stock involve a high degree of risk. The following factors should be considered carefully in evaluating an acquisition of Regent Common Stock.

Regulatory Agreement

         For the three months ended March 31, 1997, Regent had a net loss of $180,421, compared to net income of $217,792 for the three months ended March 31, 1996. For the year ended December 31, 1995, Regent had a net loss of $3.1 million, and for the year ended December 31, 1996, Regent had a net loss of $2.7 million. These losses resulted primarily from charge-offs of IPF loans 120 or more days past due and increases in the reserve for potential loan losses on the IPF loans that remain outstanding. In September 1996, the Bank discontinued making IPF loans. As a result of the Bank's losses and the effect thereof on the Bank's capital, on October 10, 1996, the Bank entered into a written agreement (the "Regulatory Agreement") with the OCC pursuant to 12 U.S.C. ss.1818(b).

         The Regulatory Agreement required that the Bank, subject to OCC review or approval, (i) adopt and implement an action plan to improve the Bank by November 9, 1996, (ii) achieve capital levels specified in the Regulatory Agreement at October 31, 1996 and December 31, 1996, (iii) de velop a three-year capital program by November 9, 1996 aimed at identifying means for the Bank to maintain adequate capital levels and establishing restrictions on the payment of dividends, (iv) continue the liquidation of the Bank's IPF loans in accordance with procedures specified in the Regulatory Agreement, (v) review the adequacy of the Bank's allowance for loan and lease losses and establish a program for the maintenance of adequate allowances by the Bank for loan and lease losses in compliance with OCC requirements, (vi) review the Bank's liquidity on a weekly basis and take appropriate action to ensure adequate sources of liquidity in relation to the Bank's needs and (vii) appoint a committee of directors responsible for monitoring the Bank's compliance with the terms of the Regulatory Agreement and reporting thereon to the OCC. The Bank believes that it is currently in compliance in all material respects with all of the provisions of the Regulatory Agreement and anticipates that, absent unforeseen circumstances, it will be able to remain in compliance in all material respects with the Regulatory Agreement. On February 26, 1997, the Bank filed a revised capital plan with the OCC, the principal element of which was the receipt of additional capital for the Bank from the sale of shares of Bank Common Stock. On March 27, 1997, the OCC notified the Bank of the OCC's acceptance of the Bank's revised capital plan. On April 16, 1997, the Bank completed the sale of 1,120,000 shares of its Common Stock at a price of $8.50 per share in the Bank Offering, as a result of which the Bank's Tier 1 leverage ratio increased to approximately 10.12%.

         Based upon the Bank's unsatisfactory condition in the summer of 1996 and the questionable ability of Regent to continue to service its outstanding subordinated debentures beyond September 30, 1996, the Federal Reserve Bank of Philadelphia (the "FRBP") formally notified Regent, in a letter dated September 6, 1996, of its determination that Regent was in "troubled condition." As a consequence of such condition, Regent must provide the FRBP with 30 days' notice prior to adding any members to its board of directors or engaging any new senior executive officers. In addition to the notice requirement, the FRBP has prohibited Regent, without prior written FRBP approval, from declaring or paying any dividends, repurchasing or redeeming any of its stock and incurring any addi tional debt, and required Regent to submit to the FRBP by October 6, 1996 a written plan to service Regent's outstanding subordinated debentures and to notify the FRBP immediately of any material event that significantly impacts the financial condition of Regent and the Bank. Regent sold 16,364 shares of Regent Series A Convertible Preferred Stock at $6.50 per share to two accredited investors on March 31, 1997 in order to obtain sufficient funds to pay such interest when due on March 31, 1997.

Financial Condition and Operations

         Regent experienced significant financial and operational problems in 1996 and 1995. Regent reported net losses of $2.7 million, or $2.42 per share, and $3.1 million, or $3.41 per share, for the years ended December 31, 1996 and 1995, respectively. For the quarter ended March 31, 1997, Regent reported a net loss of $263,566, or $.20 per share. The losses were primarily the result of a provision for loan losses of $5.1 million and $4.9 million, respectively, that were attributable to delinquent IPF receivables. In addition, direct non-interest expense attributable to IPF represented $2.3 and $2.1 million in 1996 and 1995, respectively, which approximated 30% of total non-interest expense in both years. The Bank discontinued origination of IPF receivables in September 1996. Management of both Regent and the Bank remain committed to devoting substantial time and resources to the collection of the remaining IPF receivables.

         During 1997, the Bank's net interest income has been and will continue to be adversely affected by the sale in 1996 of approximately $34.2 million in loans to Carnegie Bank, N.A. and the run-off of the IPF portfolio in the approximate amount of $10 million as well as by the Bank's higher than average level of non-performing assets as of December 31, 1996. Regent reported a net loss for the first quarter of 1997 of $180 thousand versus net income for the first quarter of 1996 of $218 thousand. The loss for the first quarter of 1997 was primarily related to a reduction in interest income from $5.3 million for the first quarter of 1996 to $4.0 million for the first quarter of 1997, which was 25% lower due to a strategically planned decrease in the Bank's earning assets of 27% that was necessary to improve the Bank's regulatory capital ratios. The positive effect on the Bank's earnings of the $200 thousand negative provision for loan losses in the first quarter of 1997 compared to a provision of $175 thousand in the first quarter of 1996 and the increase in noninterest income from $28 thousand in the first quarter of 1996 to $578 thousand for the first quarter of 1997 was more than offset by an increase in noninterest expense to $2.5 million in the first quarter of 1997 from $1.5 million for the first quarter of 1996.

         Total assets of $192.7 million at March 31, 1997 were approximately 5% lower than the $201.9 million at December 31, 1996, as loans decreased from $85.1 million at December 31, 1996 to $75.2 million at March 31, 1997. Total deposits declined to $177.2 million at March 31, 1997 from $185.1 million at year-end 1996.

Regulatory Capital Requirements

         Section 38 of the Federal Deposit Insurance Act (the "FDIA"), as amended by the Federal Deposit Insurance Corporation Improvement Act
("FDICIA"), effective December 1991, and the regulations of the FDIC implementing the prompt corrective action provisions of FDICIA, effective December 1992, require that the federal banking agencies establish five capital levels for insured depository institutions -- "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized" -- and requires or permits such agencies to take certain supervisory actions as an insured institution's capital level falls.
See "Supervision And Regulation." At March 31, 1997, the Bank had a Tier 1 leverage ratio of 5.90%, which increased to 10.12% as of April 16, 1997, as a result of the Bank's receipt of the net proceeds of the Bank Offering. A bank is designated as "well capitalized" if it has a ratio of Total capital of 10% or greater, "adequately capitalized" if the ratio is 8% or greater and "undercapitalized" if it has a ratio of less than 8%. See, however, "Risk Factors -- Regulatory Agreement." A ratio of less than 6% results in a designation of a bank as "significantly undercapitalized" and a combined ratio that is equal to or less than 2% results in a designation of a bank as "critically undercapitalized." At March 31, 1997, despite the Bank's 12.77% Total capital ratio, the existence of the Regulatory Agreement requires that the Bank be designated as "adequately capitalized." See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The foregoing powers and authorities are in addition to the existing powers of the federal banking agencies to deal with undercapitalized institutions.

         There can be no assurance that Regent or the Bank will not be subject to additional capital requirements in the future, either as a result of regulations, guidelines and policies of general applicability or individual regulatory capital requirements that are applied to Regent or the Bank. Pursuant to Section 18 of the FDIA, federal banking agencies are required to review their capital standards for insured depository institutions biennially to determine whether those standards require sufficient capital to facilitate prompt corrective action to prevent or minimize loss to the deposit insurance funds. Regulatory authorities could also limit the ability of companies such as Regent and the Bank to include certain deferred income tax assets permitted under generally accepted accounting principles for regulatory capital and regulatory reporting purposes. See "Supervision and Regulation."

New Management

         Since January 1, 1997, Regent has retained a new President and Chief Executive Officer, who also has been retained as the Bank's new Chairman of the Board and Chief Executive Officer, and a new Executive Vice President and Chief Financial Officer, and the Bank has retained a new Executive Vice President and Chief Lending Officer. In addition, Barbara H. Teaford, formerly Executive Vice President of Regent and the Bank, has become the Bank's new President. Although Regent's new President and Chief Executive Officer and new Executive Vice President and Chief Financial Officer and the Bank's Executive Vice President and Chief Lending Officer have extensive experience in commercial banking, none of them has had prior experience in Regent's market area. Regent's future results of operations will be substantially dependent on its new management personnel.

Regulation

         The federal and state laws and regulations that are applicable to bank holding companies and banks give regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and generally have been promulgated to protect depositors and deposit insurance funds and not for the purpose of protecting stockholders. Any change in such regulations, whether by an applicable federal or state regulatory authority or federal or state legislative bodies, could have a significant impact on Regent and the Bank. See "Supervision and Regulation."

Economic Conditions

         Prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, significantly affect the operations of financial institutions such as Regent and the Bank. In particular, because the Bank's lending and deposit-taking activities are conducted primarily in the greater Philadelphia area, economic conditions in that area may affect Regent's financial condition and results of operations.

         The Bank's net interest income, which is the difference between the interest income received on its interest-earning assets, including loans and investment securities, and the interest expense incurred in connection with its interest-bearing liabilities, including deposits and borrowings, can be signifi-cantly affected by changes in market interest rates. The Bank actively monitors its assets and liabilities in an effort to minimize the effects of changes in interest rates, primarily by altering the mix and maturity of the Bank's loans, investments and funding sources.

Dividends

         Because dividends from the Bank are currently Regent's sole source of income, any restrictions on the Bank's ability to pay dividends will act as a restriction on Regent's ability to pay dividends. The OCC has in the past permitted the Bank to pay dividends to Regent, thereby allowing Regent to meet its debt service requirements under outstanding subordinated debentures. Under the National Bank Act and the regulations of the OCC applicable to the Bank, the Bank may not pay dividends in a given year in excess of the Bank's net profits, as defined, for that year plus the Bank's retained net profits for the preceding two years without prior permission from the OCC. However, the payment of dividends by the Bank is currently prohibited by the Regulatory Agreement. In addition, unless a national bank's capital surplus equals or exceeds the stated capital for its common stock, no dividends may be declared unless the Bank makes transfers from retained earnings to capital surplus.

         Regent has never paid cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock for the foreseeable future. See "Regent Stock Information -- Dividend Policy."

Competition

         Vigorous competition exists in all of the major areas in which Regent and the Bank currently engage in business. Regent and the Bank face competition from various financial and non-financial businesses, many of which have substantially greater resources and capital than do Regent and the Bank. Particularly intense competition exists for loans and deposits.

Control by Management

         The executive officers, directors and 5% or greater stockholders of Regent currently own approximately 33.2% of the Regent Common Stock and will own approximately 26.4% of the Regent Common Stock outstanding after giving effect to the exchange of all of the Bank Common Stock issued in the Bank Offering for Regent Common Stock and the conversion of all outstanding shares of Regent Preferred Stock into Regent Common Stock. Accordingly, such persons will have significant control over the election of the members of Regent's Board of Directors and any other matter submitted to a vote of Regent's stockholders. See "Principal Stockholders."

Forward-Looking Statements

         All statements contained in this Prospectus that are not historical facts are based on current expectations. These statements are forward-looking (as defined in the Private Securities Litigation Reform Act of 1995) in nature and involve a number of risks and uncertainties. Actual results may vary materially, as discussed in this "Risk Factors" section. The factors that could cause actual results to vary materially include: the ability of the Bank to comply with the Regulatory Agreement to which it is subject, the ability of the Bank to collect outstanding receivables arising from overdue IPF loans, general business and economic conditions in the Bank's primary lending and deposit-taking areas, future interest rate fluctuations, competition from various financial and non-financial businesses, the ability of Regent and the Bank to comply with current regulatory provisions and any future changes in such provisions, the ability of the Bank to generate loan growth and to improve its net interest margin and other risks that may be described from time to time in the reports that Regent is required to file with the Securities and Exchange Commission (the "Commission"). Regent cautions potential investors not to place undue reliance on any such forward-looking statements.


                                 CAPITALIZATION

         The following table sets forth the actual consolidated capitalization of Regent at March 31, 1997 and as adjusted to give effect to the exchange of 1,586,659 shares of Regent Common Stock for 1,120,000 shares of Bank Common Stock and the issuance of 593,038 shares of Regent Common Stock upon conversion of the 591,253 outstanding shares of Regent Preferred Stock and an additional 44,343 shares of Series E Convertible Preferred Stock to be issued on June 30, 1997 as a dividend on the 443,436 outstanding shares of Series A Convertible Preferred Stock.



                                                                                                As Adjusted to
                                                                             Actual at       Reflect the Issuance
                                                                          March 31, 1997      of 2,179,697 Shares
                                                                          --------------      -------------------
Shareholders' Equity:
  Series A Convertible Preferred Stock, par value
    $.10 per share, 1,000,000 shares authorized,
    443,436 shares issued and outstanding ..................            $     44,344                $          0
  Series B Convertible Preferred Stock, par value
    $.10 per share, 500,000 shares authorized,
    3,790 shares issued and outstanding ....................                     379                           0
  Series C Convertible Preferred Stock, par value
    $.10 per share, 500,000 shares authorized,
    3,025 shares issued and outstanding ....................                     303                           0
  Series D Convertible Preferred Stock, par  value
    $.10 per share, 500,000 shares authorized,
    3,280 shares issued and outstanding ....................                     328                           0
  Series E Convertible Preferred Stock, par value
    $.10 per share, 500,000 shares authorized,
    93,379 shares issued and outstanding ...................                   9,338(2)                        0
  Regent Common Stock, par value $.10 per share:
    10,000,000 shares authorized, 1,244,793 shares
    issued and outstanding and 3,424,490 shares
    issued and and outstanding as adjusted to
    reflect issuance of the Regent Common Stock
    offered hereby(1) ......................................                 124,479                     342,449
Additional paid-in capital .................................              14,783,103                  24,185,426
Deficit ....................................................              (6,230,342)                 (6,695,943)
Net unrealized loss on securities available-for- sale ......                (769,334)                   (769,334)
                                                                        ------------                ------------
Total shareholders' equity .................................            $  7,962,598                $ 17,062,598
                                                                        ============                ============
Capital Ratios:
  Shareholders' equity to total assets .....................                    4.13%                       8.80%
  Tier 1 capital to risk-adjusted assets ...................                    8.80                       17.64
  Total capital to risk-adjusted assets ....................                   10.62                       19.45
  Tier 1 leverage ratio ....................................                    4.51                        8.79

---------------

(1) Excludes 380,000 shares of Regent Common Stock reserved for issuance under the Plan. At April 30, 1997, options had been granted to executive officers, directors and employees of the Bank or Regent to purchase an aggregate of 320,000 shares of Regent Common Stock at $6.75 per share, and 60,000 shares were reserved for issuance upon the exercise of options that may be granted under the Plan in the future. See "Management - 1997 Equity Incentive Plan."

(2) Does not reflect 44,343 shares of Series E Convertible Preferred Stock to be issued on June 30, 1997 as a dividend on the 443,436 outstanding shares of Series A Convertible Preferred Stock.


                            REGENT STOCK INFORMATION

         Regent's Common Stock and Series A Convertible Preferred Stock are traded on the Nasdaq Small-Cap Market under the following symbols: Common Stock -- RBNK and Series A Convertible Preferred Stock -- RBNKP. The last reported high and low bid price for Regent Common Stock on June 10, 1997 were $10.50 and $10.375, respectively. The following table sets forth the high and low bid prices for Regent's Common Stock and Series A Convertible Preferred Stock for each quarter during 1996 and 1995 and the first two quarters of 1997 through June 10, 1997 as reported by National Quotation Bureau, Inc.:


                                                          Regent                        Regent Series A Convertible
                                                        Common Stock                          Preferred Stock
                                                        ------------                          ---------------
                                                   Low Bid      High Bid                   Low Bid      High Bid
                                                   -------      --------                   -------      --------
1995:
First Quarter.................................   $    5 3/4  $          7                $   5 3/4    $     6 3/4
Second Quarter................................        5 1/2         6 3/4                    5 1/4          6 1/8
Third Quarter.................................            6            11                    5 1/4             11
Fourth Quarter................................       10 1/2            11                       10         11 1/4

1996:
First Quarter.................................       10 1/2        12 1/4                   10 1/2         12 1/4
Second Quarter................................        7 1/4        11 1/2                    7 1/2         11 3/4
Third Quarter.................................        6 1/4             8                        6              8
Fourth Quarter................................        5 1/2         6 1/2                    5 1/2              6

1997:
First Quarter.................................        5 1/2         6 7/8                    5 1/4          6 1/2
Second Quarter (through June 10, 1997)........        6 5/8        10 1/2                    6 1/2         10 1/2


         These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Dividend Policy

         Regent has never paid cash dividends on Regent Common Stock or Regent Preferred Stock, although Regent has paid stock dividends on its Common and Series A Convertible Preferred Stock. Management of Regent intends to follow a policy of retaining any earnings for the foreseeable future for the purpose of strengthening its capital and reserves. In determining the amount of dividends, if any, Regent's Board of Directors will consider, in its discretion, the earnings, capital requirements and financial condition of Regent as well as other relevant factors. The payment of dividends to Regent by its wholly owned subsidiary, the Bank, is subject to certain restrictions, pursuant to federal banking law, and the Bank is currently prohibited by the Regulatory Agreement from paying any dividends. In addition to the Regulatory Agreement, the Bank is subject to certain limitations on the amount of cash dividends that it may pay under the National Bank Act, which provides that in a given year a bank may not pay dividends in excess of its net profits, as defined in the National Bank Act, for that year plus a bank's retained net profits for the preceding two years without the prior permission of the OCC. In addition, unless a national bank's capital surplus equals or exceeds the stated capital for its common stock, no dividends may be declared unless a bank makes transfers from retained earnings to capital surplus. As of March 31, 1997, the Bank had no funds legally available for the payment of dividends. See Note 3 to the Consolidated Financial Statements. The payment of dividends by Regent is subject to prior written approval by the FRBP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Regulatory Agreement."

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table summarizes certain selected consolidated financial data and other informa tion of Regent for the periods indicated. The selected consolidated financial data for the four fiscal years ended December 31, 1995 are derived from the Consolidated Financial Statements of Regent audited by Arthur Andersen LLP, independent certified public accountants, whose report thereon is included elsewhere in this Prospectus and for the fiscal year ended December 31, 1996 are derived from the Consolidated Financial Statements of Regent audited by Grant Thornton LLP, independent certified public accountants. Regent's Consolidated Financial Statements as of December 31, 1996 and for the year ended December 31, 1996 and Grant Thornton LLP's report thereon are included elsewhere in this Prospectus. The balance sheet data as of March 31, 1997 and the statement of operations data for the three months ended March 31, 1997 and 1996 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring approvals, which Regent considers necessary for a fair presentation of its financial position and its results of operations for those periods. Regent's results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 1997. The selected consolidated financial data presented below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this Prospectus. All information is in thousands, except per share data.



                                                Three Months Ended
                                                     March 31,                             Year Ended December 31,
                                              -----------------------    -----------------------------------------------------------
                                                1997           1996        1996         1995        1994       1993         1992
                                              --------       --------    --------     --------     --------    --------    --------
                                             (unaudited)
Statement of Operations Data:
Interest income ...........................   $  3,999       $  5,343    $ 21,519     $ 21,160     $ 17,165    $ 15,112    $ 13,519
Interest expense ..........................      2,409          3,287      12,461       12,553       11,373       9,921       8,810
                                              --------       --------    --------     --------     --------    --------    --------
Net interest income .......................      1,590          2,056       9,058        8,607        5,792       5,191       4,709
Provision for loan losses .................       (200)           175       5,092        4,905          860         450         525
                                              --------       --------    --------     --------     --------    --------    --------

Net interest income after provision
 for loan losses ..........................      1,790          1,881       3,966        3,702        4,932       4,741       4,184
Non-interest income .......................        578             28         212          104          202         156          70
Non-interest expense ......................      2,548          1,546       7,224        7,396        4,372       3,113       2,486
                                              --------       --------    --------     --------     --------    --------    --------
Income (loss) before provision for
  income taxes ............................       (180)           363      (3,046)      (3,590)         762       1,784       1,768
Income tax expense (benefit) ..............       --              145        (350)        (463)         259         607         601
                                              --------       --------    --------     --------     --------    --------    --------

Income (loss) before dividends on
  preferred stock .........................       (180)           218      (2,696)      (3,127)         503       1,177       1,167
Preferred stock dividends .................         83            145         142          487          287         516         317
                                              --------       --------    --------     --------     --------    --------    --------
Income(loss) applicable to common
  stock ...................................   $   (264)      $     73    $ (2,838)    $ (3,614)    $    216    $    661    $    850
                                              ========       ========    ========     ========     ========    ========    ========

Earnings (loss) per share:
 Primary ..................................   $   (.20)      $    .05    $  (2.42)    $  (3.41)    $   0.22    $   0.71    $   0.95
 Fully diluted ............................        N/A            N/A         N/A          N/A          N/A         N/A        0.82
Book value per share-fully diluted ........       4.43           6.51        4.58         6.55         7.98        8.88        8.38

Selected Financial Ratios:
Net interest margin .......................       3.36%          3.21%       3.76%        3.56%        2.37%       2.49%       2.87%
Non-interest  expense to average
  total assets ............................       3.77(1)        2.34        2.94         3.00         1.74        1.44        1.47
Return on average total assets ............       (.37)           .33         N/A          N/A          .20         .55         .70
Return on average shareholders' equity ....      (8.97)          8.44         N/A          N/A         3.89        9.29       10.33
Average shareholders' equity to average
  total assets ............................       4.16           3.91        4.03         5.50         5.14        5.88        6.67
Non-performing assets to total assets
  at period end ...........................       2.08           2.98        2.73         3.49         1.68        1.04        2.11
Allowance for loan losses as a percentage
 of period end loans and loans held for
 sale .....................................       3.02           4.65        3.60         5.47         2.10        1.84        1.94

Balance Sheet Data:
                                                               At March 31,                     At December 31,
                                                              ----------------------------------------------------------------------
                                                                  1997        1996       1995        1994         1993        1992
                                                                  ----        ----       ----        ----         ----        ----
                                                               (unaudited)

Total assets ...............................................    $192,739    $201,904    $262,512    $243,450    $243,945    $204,800
Federal funds sold .........................................       7,600       5,000        --          --         6,000        --
Loans, net of unearned interest and fees (2)................      75,192      85,069     118,784      81,248      72,944      55,531
Investment securities ......................................     103,980     105,553     138,722     156,664     156,166     140,226
Deposits ...................................................     177,156     185,126     196,132     161,061     192,393     160,715
Subordinated debentures ....................................       2,750       2,750       2,750       2,750       2,550        --
Shareholders' equity .......................................       7,963       8,133      10,353      12,206      13,126      11,949

----------------

(1) Excludes $722 thousand of merger-related expenses paid to Carnegie Bancorp.

(2) Including mortgage loans held for sale.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three Months Ended March 31, 1997 Compared to Three Months Ended March 31, 1996

Financial Overview

         Regent, the holding company for the Bank, reported a net loss for the first quarter of 1997 of $180 thousand versus net income for the comparable quarter of 1996 of $218 thousand. The loss for the first quarter of 1997 was primarily related to a reduction in interest income from $5.3 million for the first quarter of 1996 to $4.0 million for the first quarter of 1997, which was 25% lower due to a strategically planned decrease in the Bank's earning assets of 27% that was necessary to improve the Bank's regulatory capital ratios. The positive effect on the Bank's earnings of the $200 thousand negative provision for loan losses in the first quarter of 1997 compared to a provision of $175 thousand in the first quarter of 1996 and the increase in noninterest income from $28 thousand in the first quarter of 1996 compared to $578 thousand in the first quarter of 1997 was more than offset by an increase in noninterest expense to $2.5 million in the first quarter of 1997 from $1.5 million for the first quarter of 1996.

         Total assets of $192.7 million at March 31, 1997 were approximately 5% lower than the $201.9 million at December 31, 1996, as loans decreased from $85.1 million at December 31, 1996 to $75.2 million at March 31, 1997. Total deposits declined to $177.2 million at March 31, 1997 from $185.1 million at year-end 1996.

         A number of major events took place during the first quarter of 1997. First, on January 6, 1997, Joel E. Hyman became Executive Vice President, Chief Financial Officer and Treasurer of Regent and the Bank. Second, on January 14, 1997, Regent and Carnegie Bancorp ("Carnegie") announced the mutual termination of the Amended and Restated Agreement and Plan of Merger ("the Merger Agreement"), which had provided for the merger of the two holding companies and their subsidiary banks, due to changes in their respective strategic focus. Pursuant to the termination of the Merger Agreement, Carnegie was reimbursed for $722 thousand of merger-related expenses Carnegie had incurred, and, in connection therewith, the Bank sold to Carnegie Bank, N.A., with appropriate premium, $6.4 million of loan participations and servicing rights to such loans and loan participations of $27.8 million previously sold by the Bank to Carnegie Bank, N.A. The reimbursement of Carnegie is reported as professional services on the Consolidated Statements of Operations and the premium paid by Carnegie Bank, N.A. is included in the net gain on sale of assets on the Consolidated State-ments of Operations. Third, on March 31, 1997, Regent sold 16,364 shares of Series A Convertible Preferred Stock for $6.50 per share in a private placement to two accredited investors. Regent used the proceeds from this sale to pay the interest on its subordinated debentures due March 31, 1997.

         In April 1997, two additional developments of significance occurred. First, on April 14, 1997, Robert B. Goldstein became President, Chief Executive Officer and a Director of Regent and Chairman, Chief Executive Officer and a Director of the Bank. Mr. Goldstein succeeded John J. Lyons who had served as the Bank's President and Chief Executive Officer on an interim basis since September 1996 following the resignation of Harvey Porter due to ill health. In addition, Barbara H. Teaford, formerly Executive Vice President and Secretary of Regent and the Bank, became President of the Bank and Amanda V. Perkins became Executive Vice President and Chief Lending Officer of the

Bank. Second, on April 16, 1997, the Bank completed the Bank Offering in a private placement for which Keefe, Bruyette & Woods, Inc. served as the Bank's Placement Agent. The Bank Common Stock issued in the Bank Offering is exchangeable for Regent Common Stock at the rate of 1.41666 shares of Regent Common Stock for each share of Bank Common Stock at the discretion of Regent at any time after (i) the average of the closing bid price for Regent Common Stock has equaled or exceeded $12 per share for 15 consecutive trading days and (ii) the Regent Common Stock issuable in exchange for Bank Common Stock has been registered under the Securities Act of 1993, as amended (the "Act"). The net proceeds of approximately $9.1 million from the Bank Offering were used to restore the Bank's capital so that the Bank resumed compliance with certain ratios that the Bank has agreed to maintain pursuant to the Regulatory Agreement dated October 10, 1996 between the OCC and the Bank.

         The Bank had cash collections of approximately $3.4 million during the first quarter of 1997 from the IPF business, which was the original source of the Bank's losses and increased expense in 1995 and 1996. These collections eliminated the year end 1996 receivable of $2.6 million, increased the payable for estimated customer refunds and resulted in approximately $300 thousand in recoveries to the allowance for losses. As the collection activities of this discontinued IPF business wind down in the second quarter of 1997, additional cash receipts are expected to have a favorable effect on the Bank's financial results.

Financial Condition

Capital Adequacy

         Total shareholders' equity was approximately $8.0 million at March 31, 1997 versus $8.1 million at December 31, 1996. This decline was due to the net loss of $180 thousand for the first quarter of 1997 and an increase in the net unrealized loss on available-for-sale securities from $673 thousand at December 31, 1996 to $769 thousand at March 31, 1997, which was partially offset by the issuance of $106 thousand of Series A Convertible Preferred Stock.

         Capital adequacy standards adopted by federal banking regulators define capital as Tier 1 and Tier 2 capital. All banks are required to have Tier 1 capital of at least 4% of risk-weighted assets and total capital of at least 8% of risk-weighted assets. Tier 1 capital consists of common shareholders' equity, non-cumulative preferred stock and retained earnings and excludes the effects of unrealized gains or losses on securities available for sale. Tier 2 or Total capital includes Tier 1 capital, cumulative preferred stock, qualifying subordinated debt and the allowance for possible loan losses up to a maximum of 1.25% of total risk-weighted assets.

         The following table sets forth the capital ratios of Regent and the Bank as of March 31, 1997 and December 31, 1996 as well as the required minimum regulatory capital ratios. Pursuant to the Regulatory Agreement, the Bank was required to achieve and maintain a Tier 1 leverage ratio of 6.50% at December 31, 1996, which level was not achieved. However, with the aforementioned private placement of Bank Common Stock on April 16, 1997, the proforma Tier 1 leverage ratio at March 31, 1997 was approximately 10.12% versus a reported ratio of 5.90%. The proforma ratio indicates that the Bank would have been in compliance with the capital requirement of the Regulatory Agreement had the private placement been consummated on March 31, 1997 and management expects, absent unforeseen circumstances, that the Bank will be able to maintain a Tier 1 leverage ratio that will continue to be in compliance with the Regulatory Agreement.

                                                                    Required
                                                                    Regulatory
Regent                          March 31, 1997  December 31, 1996   Minimum
------                          --------------  -----------------   -------

Risk-based capital:
   Tier 1 capital.............       8.80%              7.65%          4.00%
   Total capital..............      10.62               9.39           8.00
Tier 1 leverage ratio.........       4.51               4.31         3.00-5.00


                                                                    Required
                                                                    Regulatory
The Bank                        March 31, 1997  December 31, 1996   Minimum
--------                        --------------  -----------------   -------

Risk-based capital:
   Tier 1 capital.............      11.51%              9.95%           4.00%
   Total capital..............      12.77              11.21            8.00
Tier 1 leverage ratio.........       5.90               5.65         3.00-5.00


Asset and Liability Management

         Asset and liability management is the process of maximizing net interest income within the constraints of maintaining acceptable levels of liquidity, interest rate risk and capital. To achieve this objective, the Bank has implemented policies and procedures that utilize a combination of selected investments and funding sources with various maturity structures.

Liquidity

         Liquidity represents the ability to generate funds at reasonable rates to meet potential cash outflows from deposit customers who need to withdraw funds or borrowers who need available credit. The primary source of the Bank's liquidity has been the Bank's ability to generate deposits.

         Supplementing the deposit base, liquidity is available from the investment portfolio, which consists primarily of mortgage-backed securities issued by U.S. Government agencies and corporations. These securities enhance liquidity not only by their marketability, but they also provide monthly principal and interest payments.

         The liquidity position is also strengthened by the establishment of credit facilities with other banks, the FRBP and the Federal Home Loan Bank of Pittsburgh (the "FHLB"). Investment securities are required to be pledged as collateral for transactions executed under these facilities and provide for an availability of funds on an overnight basis. The FHLB also provides for borrowings on a fixed or floating rate basis with specified maturities of up to 20 years at costs that may sometimes be less expensive than the costs of the Bank's deposit generation process.

Investment Portfolio

         The investment portfolio, consisting principally of mortgage-backed securities, is coordinated with the liquidity and interest rate sensitivity position of the Bank. With an emphasis on minimizing credit, capital and market risk, the investment portfolio is considered an extension of loans with the objectives of enhancing liquidity and earning a fair return. The investments in mortgage-backed securities consist of a combination of adjustable and fixed rate securities with an emphasis on investments with relatively short weighted average lives. Of the total mortgage-backed securities portfolio with an amortized cost of $92.7 million at March 31, 1997, $16.4 million were adjustable rate and $76.3 million were fixed rate. The estimated weighted average life for the mortgage-backed securities portfolio at March 31, 1997 approximated 5.9 years.

Interest Rate Sensitivity

         The evaluation of interest rate sensitivity deals with exposure of net interest income to fluctuations in interest rates. It is management's objective to maintain stability in the growth of net interest income by appropriately mixing interest sensitive assets and liabilities. One tool used by management to gauge interest rate sensitivity is a gap analysis which categorizes assets and liabilities on the basis of maturity date, the date of next repricing and the applicable amortization schedule. This analysis summarizes the matching or mismatching of rate sensitive assets versus rate sensitive liabilities according to specified time periods, and provides management with an indication of how interest income may be impacted by changing rate scenarios. For example, an institution with more interest sensitive assets than interest sensitive liabilities is said to have a positive gap. In this example, as interest rates rise, a greater volume of assets is repriceable than liabilities. The net result may be an increase in the net interest margin. Conversely, in a declining rate environment, the net interest margin may decline. In addition to the gap analysis, computer simulations are used to evaluate more specifically the impact of a change in interest rates on liquidity, interest rate spreads/margins and operating results. The simulation model is a more effective tool than an analysis since the simulation analysis is more dynamic. The simulation is particularly beneficial as it can better evaluate the effects of prepayment speeds on the Bank's portfolio of mortgage-backed securities and the impact that would have on the Bank's liquidity and profitability. Using the result of the simulation analysis, the Bank strives to control its interest rate risk exposure so that its net interest income does not fluctuate by more than 5% assuming that interest rates increase or decrease by 200 basis points over time.

         The blending of fixed and floating rate loans and investments to match the repricing and maturity characteristics of the various funding sources is a continuous process in an attempt to minimize fluctuations in net interest income. An effective tool used by the Bank in this process has been the availability and flexibility of the various FHLB advance programs, which enable the Bank to lock in spreads when appropriate and provide an effective method of matching fixed rate assets with a fixed rate funding source.

         The Bank's objective is to structure its balance sheet, as outlined in the following Interest Sensitivity table, to minimize any significant fluctuation in net interest income. The distribution in the table is based on a combination of maturities, repricing frequencies and prepayment patterns. Floating rate assets and liabilities are distributed based on the repricing frequency of the instrument while fixed rate instruments are based on maturities. Mortgage-backed securities are distributed in accordance with their repricing frequency and estimated prepayment speeds. Deposit liabilities are distributed in two ways. First, certificates of deposits, FHLB advances and subordinated debt are distributed based on existing maturity dates. Second, non-maturity deposits such as NOWs and Savings are divided into a core component, which is not considered interest-sensitive within a year, and a volatile component, which is placed in the 0-3 month time category. This determination is based on a multi-year history in varying interest rate environ ments.


                                           0 to 3          4 to 12          1 to 3           3 to 5          After
                                           Months          Months           Years            Years           5 Years         Total
                                          --------        --------         --------         --------         --------       --------
                                                                       (in thousands, except percentages)

Investments .......................       $ 11,328        $    256         $ 20,876         $ 28,858         $ 43,431       $104,749
Loans .............................         37,146           7,683            9,453           12,442            8,468         75,192
Other earning assets ..............          8,980            --               --               --               --            8,980
                                          --------        --------         --------         --------         --------       --------
Total earning assets ..............       $ 57,454        $  7,939         $ 30,329         $ 41,300         $ 51,899       $188,921

NOW and money market ..............       $  4,089        $   --           $  3,000         $   --           $   --         $  7,089
Savings ...........................          3,755            --             40,000             --               --           43,755
Certificates of deposit ...........         20,302          44,340           39,876           12,026             --          116,544
FHLB advances .....................           --              --               --               --                200            200
Subordinated debt .................           --              --              2,750             --               --            2,750
Net non-interest bearing
    source of funds ...............           --              --               --               --             18,583         18,583
                                          --------        --------         --------         --------         --------       --------
Total sources of funds ............       $ 28,146        $ 44,340         $ 85,626         $ 12,026         $ 18,783       $188,921
                                          --------        --------         --------         --------         --------       --------

Period Gap ........................         29,308         (36,401)         (55,297)          29,274           33,116
Cumulative Gap ....................         29,308          (7,093)         (62,390)         (33,116)
Cumulative Gap as % of
  total earning assets ............           15.5%           (3.8%)          (33.0%)          (17.5%)


Investment Portfolio

         The investment portfolio of Regent includes debt securities and non-marketable equities classified as held-to-maturity ("HTM") or available-for-sale ("AFS") which are accounted for and reported based on the guidelines contained in Statement of Financial Accounting Standards No. 115 ("FAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." The HTM portfolio contains investments which Regent has the intention and ability to hold until maturity and is accounted for at amortized cost. The AFS portfolio contains securities and equities that may be sold if circumstances warrant and are accounted for at market value with net unrealized gains or losses reported as a compo nent of shareholders' equity.

         The HTM portfolio consists of mortgage-backed securities issued by U.S. agencies and corporations and collateralized mortgage obligations ("CMOs") of private issuers. The AFS portfolio consists of U.S. agency debt, mortgage-backed securities issued by U.S. agencies and corporations and non-marketable equities, principally issued by the FRBP and the FHLB.

         The portfolios are structured to provide a consistent level of interest income and to generate monthly cash flow to enhance Regent's ability to manage its liquidity needs. Although the stated maturities of mortgage-backed securities and CMOs may be as long as 30 years, the average life of these securities is expected to be considerably shorter due to the effects of normal amortization of principal and prepayments of the residential mortgages underlying these securities. The following table summarizes, by major category, the market value and amortized cost of the AFS and HTM portfolios at March 31, 1997.


                                                                        Held-to-Maturity                    Available-for-Sale
                                                              ----------------------------------     -------------------------------
                                                              Amortized Cost        Market Value     Amortized Cost     Market Value
                                                              --------------        ------------     --------------     ------------
                                                                                            (in thousands)

U.S. Agencies ......................................             $  --               $  --               $12,000          $11,898
Mortgage-backed securities:
  GNMA .............................................              10,800              10,383                --               --
  FHLMC ............................................              29,779              29,165               7,664            7,409
  FNMA .............................................              17,860              17,231              11,053           10,641
Collateralized mortgage
  obligations ......................................              14,238              14,076                --               --
Non-marketable equity
  securities .......................................                --                  --                 1,355            1,355
                                                                 -------             -------             -------          -------
   Total ...........................................             $72,677             $70,855             $32,072          $31,303
                                                                 =======             =======             =======          =======


         The following table sets forth the range of maturities of debt securities held to maturity at March 31, 1997 based on the weighted average life of the securities for each classification and the weighted average yield for each maturity period:


                                     Within 1     After 1 But        After 5 But
                                        Year   Within 5 Years     Within 10 Years       Total
                                        ----   --------------     ---------------       -----
                                                (in thousands, except percentages)

Mortgage-backed securities........  $     42        $25,269           $33,128           $58,439
Collateralized  mortgage
  obligations.....................     1,359          3,414             9,464            14,238
                                     -------      ---------         ---------          --------
     Total........................    $1,401        $28,683           $42,592           $72,677
                                      ======        =======           =======           =======

Weighted Average Yield............     6.19%          6.49%             7.37%             7.01%


         The following table sets forth the range of maturities of debt securities available for sale at March 31, 1997 based on the amortized cost, the weighted average life of the securities for each classification and the weighted average yield for each maturity period:


                                     Within 1     After 1 But        After 5 But
                                        Year   Within 5 Years     Within 10 Years       Total
                                        ----   --------------     ---------------       -----

U.S. Agencies.....................     $ ---      $12,000            $   ---           $12,000
Mortgage-backed securities........       288        2,829             15,601            18,717
                                       -----      -------            -------           -------
   Total..........................     $ 288      $14,829            $15,601           $30,717
                                       =====      =======            =======           =======

Weighted Average Yield............     5.90%        6.14%              6.52%             6.37%


         The following table sets forth those CMOs which have a carrying value that exceeded 10% of Regent's shareholders' equity at March 31, 1997. These securities have an investment rating of AA or better.

                                                  Carrying Value    Market Value
                                                  --------------    ------------
                                                          (in thousands)
Bear Stearns Mortgage Securities Inc.
      Series 1993-2 Class 7................          $2,149            $2,047
Bear Stearns Mortgage Securities Inc.
      Series 1993-2 Class 5................           1,667             1,667
Bear Stearns Mortgage Securities Inc.
      Series 1993-2 Class 6................           1,529             1,529
Bear Stearns Mortgage Securities Inc.
      Series 1993-12 Class 1B..............           1,209             1,168
Bear Stearns Mortgage Securities Inc.
      Series 1992-04.......................           2,038             2,038
Capstead Securities Corp.
      Series 1992-C-3......................           1,376             1,312
Resolution Trust Corporation
      Series 1991-M6.......................           1,177             1,177
Saxon Mortgage Security Corp.
      Series 1993-04 Class 1A..............           2,154             2,154

         Gross unrealized gains and losses on mortgage-backed securities held to maturity at March 31, 1997 were $102 thousand and $2.0 million, respectively, and gross unrealized gains and losses on securities available for sale at March 31, 1997 were $3 and $772 thousand. There were no sales of mortgage-backed securities in the first quarter of 1997. Unrealized losses on the securities generally are the result of higher market interest rates on the securities than the book yield at which the securities are carried on the Bank's financial statements.

Lending

         Total loans amounted to $75.2 million at March 31, 1997 compared to $85.1 million at December 31, 1996. The decrease of 12% from year end 1996 resulted primarily from the runoff of the IPF receivables and prepayment and principal amortization from the commercial portfolio.

         The following table sets forth the types of loans outstanding by category as of March 31, 1997 and December 31, 1996 (dollars in thousands):


                                                          March 31, 1997             December 31, 1996
                                                          --------------             -----------------
                                                      Amount              %         Amount              %
                                                      ------             ---         ------            ---

Commercial and industrial ..........................  $ 40,944            54%       $ 46,041           54%

Real estate:
  Construction .....................................     9,137            12           9,421           11
  Mortgages-residential ............................     9,456            13          10,219           12
  Mortgages-commercial .............................    15,169            20          15,985           19

Consumer ...........................................       911             1           3,827            4
                                                      --------      --------        --------     --------
   Total gross loans ...............................    75,617           100%         85,493          100%
                                                                    ========                     ========

Less:
  Net unearned interest and fees ...................      (425)                         (424)
                                                      --------                      --------
  Net loans ........................................  $ 75,192                      $ 85,069
                                                      ========                      ========

         To meet its asset/liability objectives and to control its interest rate sensitivity exposure, the Bank's strategy is to originate loans with floating rates and with maturities of less than five years. The following table provides a breakdown of loans as of March 31, 1997 that have either predetermined interest rates or floating rates:


                                               Within 1          After 1 But          After 5 But
                                                 Year          Within 5 Years       Within 10 Years         Total
                                              ----------       --------------       ---------------      ------------
                                                                        (in thousands)

Predetermined interest rates......            $  3,393              $18,412               $ 8,468            $ 30,273
Floating rates....................              41,861                3,483                  ---               45,344
                                              --------            ---------           -----------           ---------
    Total.........................             $45,254              $21,895               $ 8,468            $ 75,617
                                               =======              =======               =======            ========


Non-performing Assets

         The level of non-performing assets consisting of non-accrual loans, accruing loans past due 90 days or more and other real estate owned amounted to $4.0 million, or 2.08%, of total assets at March 31, 1997, compared to $5.5 million, or 2.73%, of total assets at December 31,1996. The decrease in non-performing assets in the 1997 first quarter was attributable to loan charge-offs of $892 thousand in non-accruing loan balances, the sale of repossessed properties and principal payments on seriously delinquent loans. The following table sets forth the Bank's non-performing assets at March 31, 1997 and December 31, 1996:


                                                          March 31, 1997   December 31, 1996
                                                          --------------   -----------------
                                                          (in thousands, except percentages)

Non-accrual loans ......................................     $3,911             $3,837
Accruing loans 90 days or more past due ................       --                  977
                                                             ------             ------
   Total non-performing loans ..........................      3,911              4,814
Other real estate owned ................................         96                700
                                                             ------             ------
   Total non-performing assets .........................     $4,007             $5,514
                                                             ======             ======
Non-performing loans to period end loans ...............       5.20%              5.66%
Non-performing assets to total assets at period end ....       2.08               2.73

         Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest and principal is questionable. The non-accrual loans are primarily secured by various types of real estate. No interest income was included in operating income attributable to non-accrual loans in the first quarter of 1997.

         Other real estate owned represents property acquired by foreclosure or deed in lieu of foreclosure and repossessed assets. These assets are initially reported at the lower of the related loan balance or the fair value of the property. Management continues to evaluate the carrying value in relation to its fair value less the estimated costs to sell.

         At March 31, 1997, the recorded investment in loans that are considered to be impaired was $3.9 million. The related allowance for credit losses for these impaired loans was $866 thousand. The reserve evaluation was based on the fair value of the collateral.

         As part of the quarterly review of the risk elements of the portfolio, an evaluation is also made of the adequacy of the allowance for loan losses. In making an assessment of the quality of the loan portfolio and the adequacy of the allowance for loan losses, management takes into consideration such elements as general economic conditions, industry trends, the volume of delinquencies, specific credit review, the value of underlying collateral and other pertinent information. Based on this evaluation, the allowance for loan losses is adjusted by the provision which is charged against income. The following table summarizes the activity in the allowance for loan losses for the three months ended March 31, 1997 and 1996:


                                                    Three Months Ended March 31,
                                                       1997            1996
                                                   -----------     -----------
Balance, beginning of period ...................   $ 3,059,773     $ 6,500,882
Charge-offs:
  Commercial and industrial ....................       695,143         413,961
  Real estate - residential ....................       197,051         335,000
                                                   -----------     -----------
     Total charge-offs .........................       892,194         748,961
                                                   ===========     ===========
Recoveries:
  Consumer .....................................       306,932            --
                                                   -----------     -----------
     Total  recoveries .........................       306,932            --
                                                   -----------     -----------
Net (charge-offs) recoveries ...................      (585,262)       (748,961)
                                                   -----------     -----------
Provision (credited) charged to operations .....      (200,000)        175,000
                                                   -----------     -----------
Balance, end of period .........................   $ 2,274,511     $ 5,926,921
                                                   ===========     ===========
Annualized net charge-offs as a % of average
     loans and loans held for sale .............          2.97%           2.49%
Allowance for loan losses as a % of
     period end loans and loans held for sale ..          3.02            4.65


         Management believes that those loans identified as non-performing are adequately secured and the allowance for loan losses is sufficient in relation to the potential risk of loss that has been identified in the loan portfolio. Management has allocated the allowance based on an assessment of risks within the loan portfolio and the estimated value of the underlying collateral. The following table sets forth the allocation of the Bank's allowance for loan losses at March 31, 1997:

                                                             Amount
                                                             ------

Commercial and industrial...........................       $1,160,450
Real Estate:
  Mortgages - residential...........................          333,550
  Mortgages  - commercial...........................           29,040
Unallocated.........................................          751,471
                                                           ----------
                                                           $2,274,511
                                                           ==========

Deposits

         Total deposits at March 31, 1997 aggregated $177.2 million which was comparable to total deposits at December 31, 1996 of $185.1 million. As illustrated in the table below, the composition of deposits at March 31, 1997 has remained relatively consistent compared to the composition of deposits at December 31, 1996 (dollars in thousands).

                                        March 31, 1997       December 31,1996
                                   --------------------    --------------------
                                    Balance        %       Balance            %
                                   --------         ---    --------         ---
Demand .........................   $  9,768           5%   $ 10,986           6%
NOW and money market ...........      7,089           4       6,583           4
Savings ........................     43,755          25      47,830          26
Certificates of deposit ........    116,544          66     119,727          64
                                   --------         ---    --------         ---
                                   $177,156         100%   $185,126         100%
                                   ========         ===    ========         ===


Short-term Borrowings

         Short-term borrowings are used to supplement the deposit base of the Bank, to support asset growth, to fund specific loan programs and as a tool in the Bank's asset/liability management process. During the first quarter of 1997 and 1996, the Bank utilized its credit facilities with its correspondent banks and with the FHLB. The borrowings from the FHLB are secured by the Bank's investments in mortgage-backed securities.

         The following table summarizes the Bank's short-term borrowing activity for the three months ended March 31, 1997 and 1996:



                                                     Average                         Weighted
                                                     Amount         Maximum          Average
                                       Balance     Outstanding    Outstanding        Interest        Average
                                     Outstanding     During         at any            Rate at         Rate
                                         3/31      the Period      Month-End           3/31           Paid
                                     -----------   -----------   -------------         ----           ----
                                                       (in thousands, except percentages)

1997:  FHLB borrowings ...........   $      --     $   300,000   $ 1,000,000             --           5.36%

1996:  FHLB borrowings ...........   $34,427,866   $35,178,650   $37,277,083           5.81%          6.22
         Federal funds purchased..          --          87,912          --               --           6.17
                                     -----------   -----------
                                     $34,427,866   $35,266,562                                        6.22
                                     ===========   ===========


Results of Operations

         Regent, the holding company for the Bank, reported a net loss for the first quarter of 1997 of $180 thousand versus net income for the comparable quarter of 1996 of $218 thousand. The loss for the first quarter of 1997 was primarily related to a reduction in interest income from $5.3 million for the first quarter of 1996 to $4.0 million for the first quarter of 1997, which was 25% lower due to a strategically planned decrease in the Bank's earning assets of 27% that was necessary to improve the Bank's regulatory capital ratios. The positive effect on earnings of the $200 thousand negative provision for loan losses in the first quarter of 1997 compared to a provision of $175 thousand in the first quarter of 1996 and the increase in noninterest income from $28 thousand in the first quarter of 1996 compared to $578 thousand in the first quarter of 1997 was more than offset by an increase in noninterest expense to $2.5 million in the first quarter of 1997 from $1.5 million in the first quarter of 1996.

Net Interest Income

         Net interest income for the first quarter of 1997 was $1.6 million, a 23% decrease from $2.1 million for the first quarter of 1996. The net interest margin for the first quarter of 1997 increased to 3.36% from 3.21% for the comparable period of 1996. Included in interest income is interest and fees on IPF receivables, which accounted for 6% and 14% of interest income in the first quarter of 1997 and 1996, respectively. Excluding these high-yielding assets from the net interest margin because of the cessation of new IPF business originations in September 1996, the estimated net interest margin for the first quarters of 1997 and 1996 assuming IPF receivables yielded the same as investment securities would have been 2.80% and 2.50%, respectively. The net interest income and net interest margin are lower than management deems reasonable for comparably sized institutions. Improvement is expected with increased loan volume, higher relative levels of demand and savings deposits and the benefit from the new capital invested in the Bank in April 1997.

         The following table sets forth a rate/yield analysis for the three months ended March 31, 1997 and 1996:


                                                                             Three Months Ended March 31,
                                                  ---------------------------------------------------------------------------------
                                                                   1997                                        1996
                                                  Average         Income/         Rate/        Average         Income/        Rate
                                                  Balance         Expense         Yield        Balance         Expense        Yield
                                                  --------        --------        -----        --------        --------       -----
                                                            (in thousands, except for percentages)

Interest-earning assets:
    Securities ............................       $109,514        $  1,857         6.78%       $136,875        $  2,280        6.66%
    Loans .................................         78,798           2,142        10.87         120,545           3,063       10.22
                                                  --------        --------        -----        --------        --------       -----
         Total ............................       $188,312        $  3.999         8.55%       $257,420        $  5,343        8.30%
                                                  ========        ========        =====        ========        ========       =====

Interest-bearing liabilities:
    NOW accounts ..........................       $  3,861        $     23         2.44%       $  3,965        $     23        2.33%
    Savings ...............................         45,860             552         4.88          49,671             603        4.87
    Money market deposits .................          3,482              37         4.36           3,712              36        3.89
    Time deposits .........................        114,524           1,737         6.14         124,112           1,917        6.20
    Short-term borrowings .................            300               4         5.36          35,266             547        6.22
    Long-term advances ....................            201               3         6.70          10,209             107        4.12
    Subordinated debt .....................          2,750              53         7.75           2,750              54        7.75
                                                  --------        --------        -----        --------        --------       -----
         Total ............................       $170,978        $  2,409         5.71%       $229,685        $  3,287        5.74%
                                                  ========        ========        =====        ========        ========       =====

Non-interest bearing
    sources of funds ......................       $ 17,334                                     $ 27,735
                                                  --------                                     --------

Net interest income and
    net interest spread ...................                       $  1,590         2.84%                       $  2,056        2.56%
                                                                  ========         ====                        ========       =====

Net interest rate margin ..................                                        3.36%                                       3.21%
                                                                                   ====                                       =====


Provision for Loan Losses

         Management evaluated the allowance for loan losses at March 31, 1997 and determined that it could be reduced by $200 thousand; this reduction was accounted for as a negative provision for loan losses. This negative provision compares with a $175 thousand expense reported in the first quarter of 1996.

Non-interest Income

         Total non-interest income was approximately $578 thousand, $545 thousand of which was due to a net gain on sales of assets. Service charges and other fees were approximately 17% higher in the first quarter of 1997 versus a year earlier due to relatively small, nonrecurring items. Net gain on sale of assets included a $722 thousand gain on the sale of loans and loan participations to Carnegie offset by losses incurred on the disposition of repossessed properties.

Non-interest Expense

         Total non-interest expense for the first quarter of 1997 was $2.5 million, a 65% increase from $1.5 million in the first quarter of 1996. Excluding the aforementioned reimbursement to Carnegie for merger-related expenses, the increase would have been 18%. This increase in 1997 versus 1996 was primarily attributable to a temporary duplication of salaries of new senior management while the former officers were being paid pursuant to contractual agreements, some additions to the lending and credit staff and an increase in FDIC insurance costs. These increases were partially offset by lower costs for servicing and collecting the IPF receivables.

Provision for Income Taxes

         There was no income tax expense in the first quarter of 1997, as the Bank continued to maintain a valuation allowance on its deferred tax asset of approximately $1.6 million. A tax expense of $145 thousand was reported in the first quarter of 1996.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

Financial Overview

         Regent recorded a net loss of $2.7 million, or $2.42 per share, for the year ended December 31, 1996, compared to a net loss of approximately $3.1 million, or $3.41 per share, for the year ended December 31, 1995. As was the case in 1995, the net loss for 1996 resulted from the high level of the provision for loan losses which was almost entirely related to the net charge-offs of IPF receivables and the expenses associated with managing the servicing and collection activities of the IPF portfolio. The modest improvement from 1995 to 1996 was largely attributable to higher net interest income. For the quarter ended December 31, 1996, however, Regent recorded net income of $376 thousand, or $.26 per share, compared to a net loss for the 1995 fourth quarter of $3.5 million, or $3.31 per share. The net income reported in the fourth quarter of 1996 resulted from lower operating and credit-related expenses of the IPF portfolio included a benefit of $350 thousand, which represents a portion of Regent's deferred tax asset recognized subject to the principles of Statement of Financial Accounting Standards No. 109 ("FAS 109"). The activity level of the IPF portfolio had begun to diminish significantly due to the cessation of new IPF business in September 1996 and the substantial reduction in IPF receivables during the fourth quarter of 1996 and the first quarter of 1997.

         Total assets of $201.9 million at December 31, 1996 were substantially lower than total assets of $262.5 million at December 31, 1995. The reduction in Regent's asset size was the result of a curtailment of the Bank's residential mortgage warehouse lending program, the sale of $34.2 million in loan participations and a decrease in the Bank's mortgage-backed securities portfolio. The reduction of $23.3 million in mortgage-backed securities resulted from normal monthly principal prepayments and the sale of $19.4 million in available-for-sale securities. Proceeds from the loan participations and securities sales were used to reduce borrowings from the FHLB.

         At December 31, 1996 and 1995, IPF receivables were $2.6 million and $16.8 million, respectively. The IPF loans have repayment terms of nine months and are secured by the unearned premium balance on the individual automobile insurance policies. The IPF loans were serviced for the Bank by K-C Insurance Premium Finance Co., Inc. (the "Servicer") under a Processing, Servicing, Marketing and Consulting Agreement (the "Servicing Agreement") until September 1, 1996. The Servicing Agreement provided, among other things, that the Servicer was to solicit IPF loans, maintain compliance with applicable laws and regulations and process and service the IPF loans including the collection of repayments from borrowers and of unearned premium balances from insurers on canceled insurance policies. Under the Servicing Agreement, the Bank received all collections and paid the Servicer a fee equal to a specified initial per loan charge plus one-half of pre-tax profits, as defined in the Servicing Agreement, from the IPF loan portfolio. For the years ended December 31, 1996 and 1995, the Bank recorded interest and fee income from the IPF loan portfolio of $3.3 million and $3.6 million, respectively, and paid the Servicer fees of approximately $150 thousand and $1.3 million, respectively.

         During the preparation of Regent's consolidated financial statements for the year ended December 31, 1995, management of the Bank became aware of several matters which led to the belief that the Servicer may have reported interest and fee income from IPF loans in default and may not have canceled insurance policies securing defaulted loans or collected insurance premium balances on such policies on a timely basis. As a result, management began the process of estimating the ultimate expected loss that existed as of December 31, 1995, which amount was material to Regent's consolidated financial statements.

         In order to assess the risk of loss on the IPF loan balance at December 31, 1995 and the amount thereof, the Bank identified delinquent IPF loans based upon the payment history of the IPF loan portfolio during 1995 and through May 23, 1996.

         During the period January 1, 1996 to May 23, 1996, the Bank applied all cash receipts from delinquent IPF borrowers to the principal balances of such delinquent loans as of December 31, 1995, and the Bank applied the proceeds of the unearned premiums received from insurance companies ex cept for those applicable to accrued fees to the principal balances of delinquent IPF loans as of December 31, 1995, thereby reducing the Bank's possible loss exposure on the December 31, 1995 IPF loan balance to approximately $4.5 million. The $4.5 million loss exposure was recorded as part of the Bank's allowance for loan losses at December 31, 1995.

         The Bank determined that it had no loss exposure on IPF receivables at December 31, 1996 based on the year-end carrying value of $2.6 million and the subsequent, aggregate cash collections of more than $3.0 million in the first two months of 1997. In the second, third and fourth quarters of 1996, net IPF loan balances of $7.5 million that were past due 120 days or more were charged-off. The Bank discontinued its IPF loan business in September 1996. Since then, extensive collection efforts and the establishment of management and operational control of the servicing operations by Bank personnel have reduced the IPF receivables to the indicated level at December 31, 1996. An analysis of subsequent cash collections through mid-March 1997 has confirmed management's determination that no IPF loss exposure existed at year-end 1996. Therefore, all of the December 31, 1996 allowance for loan losses is allocated to the non-IPF portion of the Bank's loan portfolio.

         In 1995, interest and fee income included accrued income on delinquent IPF loans due to the Servicer's inability to place IPF loans on nonaccrual status. However, the estimated uncollectible accrued income on IPF receivables was considered in the determination of the allowance for loan losses at December 31, 1995. During the first three quarters of 1996, the Bank reduced the amount of interest and fee income on IPF loans by approximately $1.3 million based on management's estimate of the income inappropriately accrued per the Servicer's records. For the full year 1996, interest and fees reported on IPF loans approximated $3.3 million.

         Regent recorded a net loss of $3.1 million, or $3.41 per share, for the year ended December 31, 1995 compared to net income of $503 thousand, or $.22 per share, for the year ended December 31, 1994. The loss in 1995 compared to 1994 was primarily the result of an increase in the provision for loan losses of $4 million that was attributable to delinquent IPF loans. In addition, non-interest expense was $3 million higher in 1995 than in 1994. An improvement in net interest income of $2.8 million in 1995 partially offset the increase in the provision for loan losses and in other expenses. The increases in other expenses and net interest income in 1995 were primarily attributable to the IPF program.

Regulatory Agreement

         As a result of the Bank's losses associated with the charge-offs of IPF loans and the effect thereof on the Bank's capital, on October 10, 1996, the Bank entered into the Regulatory Agreement with the OCC pursuant to 12 U.S.C. ss.1818(b).

         The Regulatory Agreement required that the Bank, subject to OCC review or approval, (i) adopt and implement an action plan to improve the Bank by November 9, 1996, (ii) achieve and maintain capital levels specified in the Regulatory Agreement at October 31, 1996 and December 31, 1996, (iii) develop a three-year capital program by November 9, 1996 aimed at identifying means for the Bank to maintain adequate capital levels and establishing restrictions on the payment of dividends, (iv) continue the liquidation of the Bank's IPF loans in accordance with procedures specified in the Regulatory Agreement, (v) review the adequacy of the Bank's allowance for loan and lease losses and establish a program for the maintenance of adequate allowances by the Bank for loan and lease losses in compliance with OCC requirements, (vi) review the Bank's liquidity on a weekly basis and take appropriate action to ensure adequate sources of liquidity in relation to the Bank's needs and (vii) appoint a committee of directors responsible for monitoring the Bank's compliance with the terms of the Regulatory Agreement and reporting thereon to the OCC. The Bank believes that it is currently in compliance in all material respects with all of the provisions of the Regulatory Agreement, except that the Bank did not maintain a Tier 1 capital ratio of 6.50% or greater at and after December 31, 1996 and anticipates that, absent unforeseen circumstances, it should be able to remain in compliance with the Regulatory Agreement in all material respects. On February 26, 1997, the Bank filed a revised capital plan with the OCC. On March 27, 1997, the OCC notified the Bank of the OCC's acceptance of the Bank's revised capital plan.

         Based upon the Bank's unsatisfactory condition and the questionable ability of Regent to continue to service its outstanding debt beyond September 30, 1996, the FRBP formally notified Regent in a letter dated September 6, 1996 of its determination that Regent was in "troubled condition". As a consequence of such condition, Regent must provide the FRBP with 30 days' notice prior to adding any members to its board of directors or engaging any new senior executive officer. In addition to the notice requirement, the FRBP has prohibited Regent, without prior written FRBP approval, from declaring or paying any dividends, repurchasing or redeeming any of its stock and incurring any additional debt, and required Regent to submit to the FRBP by October 6, 1996 a written plan to service Regent's outstanding subordinated debentures and to notify the FRBP immediately of any material event that significantly impacts the financial condition of Regent and the Bank. Regent has submitted to the FRB certain written undertakings from the Bank's organizers to service the interest due on March 31, 1997 on Regent's outstanding subordinated debentures in the event Regent does not otherwise have sufficient funds to pay such interest when due.

         On March 31, 1997, Regent sold 16,364 shares of Series A Convertible Preferred Stock for $6.50 per share to two accredited investors. Regent used the proceeds from this sale to pay the interest on its subordinated debentures due March 31, 1997.

         Failure to make significant improvements in the condition of the Bank and future regulatory determinations could result in additional formal or informal enforcement actions against the Bank which would include restrictions on the operations, growth and capital distributions, monitoring and periodic review by the OCC, civil money penalties, mandatory asset dispositions, conservatorships and other actions, many of which, by law, must be publicly disclosed. If Regent or the Bank does not comply with any of the terms of any order or agreement, the OCC may petition the appropriate court for an order to enforce the terms thereof. If willful noncompliance were to continue, the OCC could seek to take possession of the business and property of the Bank, subject to providing notice and the holding of a hearing with the concurrence of the Pennsylvania Attorney General, or could seek to terminate the deposit insurance of the Bank.

         In connection with the requirements of the Regulatory Agreement, the Bank has taken steps to reduce its asset size and improve its capital position. As previously indicated, the Bank has curtailed its residential mortgage warehouse lending program, sold loan participations of $27.8 million and sold $5.8 million of available-for-sale securities in September 1996. In addition, Regent's and the Bank's equity capital was increased by $1.0 million through capital contributions by certain directors. Further asset reductions occurred in October 1996 through the additional sale of loan participations totaling $6.4 million and of available-for-sale securities of $3.6 million. Proceeds from the asset sales were used to reduce FHLB borrowings. The Bank is currently executing and implementing the various plans as required by the Regulatory Agreement.

Financial Condition

Capital Adequacy

         Economic conditions and the regulatory environment have placed an increasing emphasis on the capital strength of financial institutions. Capital strength is a primary determinant in a financial institution's ability to grow, make acquisitions and protect against any unforeseen loss or adverse economic condition. An evaluation of capital strength assesses how an institution's inherent risks impact its ongoing financial net worth and focuses particularly on asset quality, interest rate sensitivity, earnings and liquidity.

         Total shareholders' equity was $8.1 million at December 31, 1996, or $2.3 million lower than shareholders' equity of $10.4 million at December 31, 1995. The decline was a result of the net loss for the year and a $525 thousand decrease in the market value of securities designated as available-for-sale, partially offset by a capital contribution of $1 million by certain directors of Regent.

         Capital adequacy standards adopted by federal banking regulators make capital more sensitive to differences in risk profiles among banking organizations and consider off-balance sheet exposures in determining capital adequacy. Various levels of risk are assigned to different categories of assets and off-balance sheet activities.

         These standards define capital as Tier 1 and Tier 2 capital. All banks are required to have Tier 1 capital of at least 4% of risk-weighted assets and total capital of at least 8% of risk-weighted assets. Tier 1 capital consists of common shareholders' equity, non-cumulative preferred stock and retained earnings and excludes the effects of unrealized gains or losses on securities available for sale. Tier 2 or Total capital includes Tier 1 capital, cumulative preferred stock, qualifying subordinated debt, and the allowance for possible loan losses of up to a maximum of 1.25% of total risk-weighted assets.

         The following table sets forth the capital ratios of Regent and the Bank as of December 31, 1996 and 1995 as well as the required minimum regulatory capital ratios for Regent and the Bank. Since December 31, 1996, the Bank, as previously discussed, has taken further steps to decrease the size of the Bank and thereby improve the Bank's capital ratios.


                                                                                                 Required
                                                                                                 Regulatory
Regent                                 December 31, 1996            December 31, 1995            Minimum
------                                 -----------------            -----------------            -------

Risk-based capital:
   Tier 1 capital.................          7.65%                        7.00%                     4.00%
   Total capital..................          9.39                         8.98                      8.00

Tier 1 leverage ratio.............          4.31                         4.00                    3.00-5.00

                                                                                                  Required
                                                                                                  Regulatory
The Bank                               December 31, 1996            December 31, 1995             Minimum
--------                               -----------------            -----------------             -------

Risk-based capital:
   Tier 1 capital.........                  9.95%                        8.67%                     4.00%
   Total capital..........                 11.21                         9.92                       8.00

Tier 1 leverage ratio.....                  5.65                         4.94                    3.00-5.00


         In addition to the risk-based requirements, regulations have been adopted that establish a minimum Tier 1 leverage ratio of 3% (Tier 1 capital as a percentage of average total assets for the most recent quarter). The 3% level applies to only those banks that are given the highest composite rating under the uniform bank rating ("CAMELS") system of the federal banking regulatory agencies, while all other banks are expected to have 3% plus an additional cushion of at least 100 to 200 basis points. At December 31, 1996 and 1995, Regent's Tier 1 leverage ratio was 4.31% and 4.00%, respectively. The Bank's Tier 1 leverage ratio approximated 5.65% and 4.94% at December 31, 1996 and 1995, respectively, which is below the 6.50% ratio mandated by the Regulatory Agreement.

         As an institution whose deposits are insured by the FDIC, the Bank is also subject to insurance assessments imposed by the FDIC. The actual assessment to be paid by any FDIC-insured institution is based on the institution's assessment risk classification which is determined on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized" as those terms are defined in corrective action provisions of the FDICIA, and whether such institution is considered by its bank supervisory agency to be financially sound or to have supervisory concerns.

         As of the most recent examination of the Bank, conducted as of the close of business on December 31, 1996, the Bank's capital levels meet or exceed the minimum capital levels established by the OCC for "well capitalized" under applicable federal banking regulations. However, the Bank is currently subject to the Regulatory Agreement, described above, requiring the Bank to meet and maintain a specific capital level. Under the federal banking regulations, a bank that is subject to such an agreement may not be deemed to be "well capitalized" regardless of its capital levels. As a result, the Bank is deemed to be "ade-quately capitalized" and subject to the requirements under these regulations.

Asset and Liability Management

         Asset and liability management is the process of maximizing net interest income within the constraints of maintaining acceptable levels of liquidity, interest rate risk and capital. To achieve this objective, the Bank has implemented policies and procedures that utilize a combination of selected investments and funding sources with various maturity structures.

Liquidity

         Liquidity represents the ability to generate funds at reasonable rates to meet potential cash outflows from deposit customers who need to withdraw funds or borrowers who need available credit. The primary source of the Bank's liquidity has been the Bank's ability to generate deposits.

         Supplementing the deposit base, liquidity is available from the investment portfolio, which consists primarily of mortgage-backed securities issued by U.S. Government agencies and corporations. These securities enhance liquidity not only by their marketability, but they also provide monthly principal and interest payments.

         The liquidity position is also strengthened by the establishment of credit facilities with other banks, the FRBP and the FHLB. Investment securities are required to be pledged as collateral for transactions executed under these facilities and provide for an availability of funds on an overnight basis. The FHLB also provides for borrowings on a fixed or floating rate basis with specified maturities of up to 20 years at costs that may sometimes be less expensive than through the Bank's deposit generation process.

Investment Portfolio

         The investment portfolio, consisting principally of mortgage-backed securities, is coordinated with the liquidity and interest rate sensitivity position of the Bank. With an emphasis on minimizing credit, capital and market risk, the investment portfolio is considered an extension of loans with the objectives of enhancing liquidity and earning a fair return. The investments in mortgage-backed securities consist of a combination of adjustable and fixed rate securities with an emphasis on investments with relatively short weighted average lives. Of the total mortgage-backed securities portfolio with an amortized cost of $94.3 million at December 31, 1996, $10.8 million were adjustable rate and $83.5 million were fixed rate. The estimated weighted average life for the mortgage-backed securities portfolio at December 31, 1996 approximated 5.4 years.

Interest Rate Sensitivity

         The evaluation of interest rate sensitivity deals with exposure of net interest income to fluctuations in interest rates. It is management's objective to maintain stability in the growth of net interest income by appropriately mixing interest sensitive assets and liabilities. One tool used by management to gauge interest rate sensitivity is a gap analysis which categorizes assets and liabilities on the basis of maturity date, the date of next repricing and the applicable amortization schedule. This analysis summarizes the matching or mismatching of rate sensitive assets versus rate sensitive liabilities according to specified time periods, and provides management with an indication of how interest income may be impacted by changing rate scenarios. For example, an institution with more interest sensitive assets than interest sensitive liabilities is said to have a positive gap. In this example, as interest rates rise, a greater volume of assets is repriceable than liabilities. The net result may be an increase in the net interest margin. Conversely, in a declining rate environment, the net interest margin may decline. In addition to the gap analysis, computer simulations are used to evaluate more specifically the impact of a change in interest rates on liquidity, interest rate spreads/margins and operating results. The simulation model is a more effective tool than an analysis since the simulation analysis is more dynamic. The simulation is particularly beneficial as it can better evaluate the effects of prepayment speeds on the Bank's portfolio of mortgage-backed securities and the impact that would have on the Bank's liquidity and profitability. Using the result of the simulation analysis, the Bank strives to control its interest rate risk exposure so that its net interest income does not fluctuate by more than 5% assuming that interest rates increase or decrease by 200 basis points over time.

         The blending of fixed and floating rate loans and investments to match the repricing and maturity characteristics of the various funding sources is a continuous process in an attempt to minimize fluctuations in net interest income. An effective tool used by the Bank in this process has been the availability and flexibility of the various FHLB advance programs, which enable the Bank to lock in spreads when appropriate and provide an effective method of matching fixed rate assets with a fixed rate funding source.

         The Bank's objective is to structure its balance sheet, as outlined in the following Interest Sensitivity table, to minimize any significant fluctuation in net interest income. The distribution in the table is based on a combination of maturities, repricing frequencies and prepayment patterns. Floating rate assets and liabilities are distributed based on the repricing frequency of the instrument while fixed rate instruments are based on maturities. Mortgage-backed securities are distributed in accordance with their repricing frequency and estimated prepayment speeds. Deposit liabilities are distributed in two ways. First, certificates of deposits, FHLB advances and subordinated debt are distributed based on existing maturity dates. Second, non-maturity deposits such as NOWs and Savings are divided into a core component, which is not considered interest-sensitive within a year, and a volatile component, which is placed in the 0-3 month time category. This determination is based on a multi-year history in varying interest rate environ-ments.



                                              0 to 3       4 to 12        1 to 3        3 to 5        After
                                             Months        Months         Years         Years        5 Years         Total
                                             ------        ------         -----         -----        -------         -----
                                                                 (in thousands, except percentages)

Investments........................         $12,013     $     653        $32,077       $43,248       $18,235       $106,226
Loans..............................          40,042         7,523          7,048        13,473        16,983         85,069
Other earning assets...............           5,084        ---            ---           ---           ---             5,084
                                            -------     ---------        -------       -------       -------       --------

Total Earning Assets...............          57,139         8,176         39,125        56,721        35,218        196,379

NOW and money market...............           3,583        ---             3,000        ---           ---             6,583
Savings............................           7,830        ---            40,000        ---           ---            47,830
Certificates of deposit............          34,293        46,819         11,917        25,285         1,413        119,727
FHLB advances......................          ---           ---            ---           ---              203            203
Subordinated debt..................          ---           ---             2,750        ---           ---             2,750
Net non-interest bearing
  source of funds..................          ---           ---            ---           ---           19,286         19,286
                                            -------     ---------        -------       -------       -------       --------

Total Sources of Funds.............          45,706        46,819         57,667        25,285        20,902        196,379

Period Gap.........................          11,433       (38,643)       (18,542)       31,436        14,316

Cumulative Gap.....................          11,433       (27,210)       (45,752)      (14,316)

Cumulative Gap as % of
  total assets.....................             5.8%       (13.8)%        (23.3)%        (7.3)%


Investment Portfolio

         The investment portfolio of Regent includes debt securities and non-marketable equities classified HTM or AFS which are accounted for and reported based on the guidelines contained in FAS 115. The HTM portfolio contains investments which Regent has the intention and ability to hold until maturity and is accounted for at amortized cost. The AFS portfolio contains securities and equities that may be sold if circumstances warrant and are accounted for at market value with net unrealized gains or losses reported as a component of shareholders' equity.

         The HTM portfolio consists of mortgage-backed securities issued by U.S. agencies and corporations and CMOs of private issuers. The AFS portfolio consists of U.S. agency debt, mortgage-backed securities issued by U.S.
agencies and corporations and non-marketable equities, principally issued by the FRBP and the FHLB.

         The portfolios are structured to provide a consistent level of interest income and to generate monthly cash flow to enhance Regent's ability to manage its liquidity needs. Although the stated maturities of mortgage-backed securities and CMOs may be as long as 30 years, the average life of these securities is expected to be considerably shorter due to the effects of normal amortization of principal and prepayments of the residential mortgages underlying these securities. The following table summarizes, by major category, the market value and amortized cost of the mortgage-backed securities classi fied as AFS and as HTM at December 31, 1996, 1995 and 1994.


                                                      1996                            1995                            1994
                                            ------------------------        ------------------------        ------------------------
                                            Available       Held to         Available       Held to         Available       Held to
                                            for Sale        Maturity        for Sale        Maturity        for Sale        Maturity
                                            --------        --------        --------        --------        --------        --------
                                                                                 (in thousands)

GNMA ...............................        $   --          $ 11,006        $   --          $ 12,746        $   --          $ 13,805
FHLMC ..............................           7,583          30,851          16,738          37,519          11,962          50,079
FNMA ...............................          10,967          18,467          28,160          22,484          18,156          37,216
Collateralized
 mortgage obligations ..............            --            14,758            --            18,495           1,345          20,382
                                            --------        --------        --------        --------        --------        --------
  Total ............................        $ 18,550        $ 75,082        $ 44,898        $ 91,244        $ 31,463        $121,482
                                            ========        ========        ========        ========        ========        ========


         The following table sets forth the range of maturities of mortgage-backed securities held to maturity at December 31, 1996 based on the weighted average life of the securities for each classification and the weighted average yield for each maturity period:



                                                   Within 1          After 1 But          After 5 But
                                                    Year            Within 5 Years       Within 10 Years           Total
                                                   -------          --------------       ---------------          -------
                                                                  (in thousands, except percentages)
U.S. agencies
   and corporations ............................   $  --                $43,730              $16,594              $60,324
Collateralized
  mortgage obligations .........................     1,858               12,900                 --                 14,758
                                                   -------              -------              -------              -------

     Total .....................................     1,858               56,630               16,594               75,082
                                                   =======              =======              =======              =======

Weighted average yield .........................      6.05%                6.16%                6.62%                6.26%
                                                   =======              =======              =======              =======


         The following table sets forth the range of maturities of mortgage-backed securities available for sale at December 31, 1996 based on the amortized cost, the weighted average life of the securities for each classification and the weighted average yield for each maturity period:



                                                   Within 1          After 1 But          After 5 But
                                                    Year            Within 5 Years       Within 10 Years           Total
                                                   -------          --------------       ---------------          -------
                                                                  (in thousands, except percentages)

U.S. agencies
  and corporations.......................          $10,808               $8,415              $   ---              $19,223
                                                   =======              =======              =======              =======

Weighted average yield...................             5.79%                6.20%                 ---                 5.97%
                                                   =======              =======              =======              =======


         The following table sets forth those CMOs which have a carrying value that exceeded 10% of the Bank's shareholders' equity at December 31, 1996. These securities have an investment rating of AA or better.

                                                   Carrying Value   Market Value
                                                   --------------   ------------
                                                   (in thousands)

Bear Stearns Mortgage Securities Inc.
         Series 1993-2 Class 7....................    $2,149          $2,047
Bear Stearns Mortgage Securities Inc.
         Series 1993-2 Class 5 ...................     1,018             913
Bear Stearns Mortgage Securities Inc.
         Series 1993-2 Class 6....................     1,547           1,461
Bear Stearns Mortgage Securities Inc.
         Series 1993-12 Class 1B..................     1,380           1,401
Bear Stearns Mortgage Securities Inc.
         Series 1992-04...........................     2,047           2,033
Capstead Securities Corp.
         Series 1992-C-3..........................     1,436           1,377
Resolution Trust Corporation
         Series 1991-M6...........................     1,205           1,156
Saxon Mortgage Security Corp.
         Series 1993-04 Class 1A..................     2,256           2,219


         The Bank also makes investments in securities other than mortgage-backed instruments. At December 31, 1996, the Bank had $10 million invested in a FHLB callable security and $1.9 million invested in other securities, which were primarily stock in the FHLB and in the FRBP.

         Gross unrealized gains and losses on mortgage-backed securities held to maturity at December 31, 1996 were $155 thousand and $2 million, respectively, and gross unrealized gains and losses on mortgage-backed securities available for sale at December 31, 1996 were $5 thousand and $678 thousand, respectively. During the year ended December 31, 1996, available-for-sale securities totaling $19.4 million were sold at a gain of $5 thousand. There were no realized securities gains or losses during 1995 or 1994. Unrealized losses on the securities generally are the result of higher market interest rates on the securities than the book yield at which the securities are carried on the Bank's financial statements.

Lending

         Total loans, consisting of loans held for the portfolio and mortgage loans held for sale, amounted to $85.1 million at December 31, 1996, compared to $118.8 million at December 31, 1995 and $81.2 million at December 31, 1994. The decrease from year end 1995 outstanding loan balances to December 31, 1996 resulted primarily from the sale of $ 34.2 million in loan participations in 1996.

         The following table details the types of loans outstanding by category as of December 31 for each of the past five years:


                                                       1996             1995              1994              1993             1992
                                                    ---------         ---------         ---------         ---------        ---------
                                                                            (in thousands)

Commercial and industrial ..................        $  39,710         $  49,006         $  27,406         $  23,294        $  26,418
Real estate:
  Construction .............................            9,421             4,430             1,455             2,219            2,635
  Mortgages-residential ....................           16,550            18,926            29,253            17,359           18,975
  Mortgages-commercial .....................           15,985            16,168            13,550             5,700            7,002
Consumer ...................................            3,827            18,573             4,410               358              448
                                                    ---------         ---------         ---------         ---------        ---------
     Total gross loans .....................           85,493           107,103            76,074            48,930           55,478
  Net unearned interest and fees ...........             (424)           (1,193)             (215)              218               54
                                                    ---------         ---------         ---------         ---------        ---------
  Net loans ................................        $  85,069         $ 105,910         $  75,859         $  49,148        $  55,532
                                                    =========         =========         =========         =========        =========

 Mortgage loans held for sale ..............        $    --           $  12,874         $   5,388         $  22,701        $    --
                                                    =========         =========         =========         =========        =========


         Real estate loans are secured primarily by first mortgages on commercial property in which the loan-to-value ratio is 75% or less and residential properties with a loan-to-value ratio of 80% or less. Consumer loans are collateralized primarily by unearned automobile insurance premiums.

         To meet its asset/liability objectives and to control its interest rate sensitivity exposure, the Bank's strategy is to originate loans with floating rates and with maturities of less than five years. The following table presents the scheduled maturities of loans that are outstanding as of December 31, 1996:

                                                 After 1
                                     Within     But Within    After
                                     1 Year      5 Years     5 Years      Total
                                     -------     -------     -------     -------
                                                     (in thousands)

Commercial and industrial ......     $28,032     $10,156     $ 1,522     $39,710
Real estate:
   Construction ................       5,581       3,316         524       9,421
   Mortgages-residential .......       3,790       1,140      11,620      16,550
   Mortgages-commercial ........       7,057       5,611       3,317      15,985
Consumer .......................       3,527         300        --         3,827
                                     -------     -------     -------     -------
    Total ......................     $47,987     $20,523     $16,983     $85,493
                                     =======     =======     =======     =======

         The table below provides a breakdown of loans as of December 31, 1996 that have either predetermined interest rates or floating rates:

                                                After 1
                                     Within     But Within    After
                                     1 Year      5 Years     5 Years      Total
                                     -------     -------     -------     -------
                                                     (in thousands)

Predetermined interest rates .......    $ 7,817    $17,303    $16,983    $42,103
Floating rates .....................     40,170      3,220       --       43,390
                                        -------    -------    -------    -------
            Total ..................    $47,987    $20,523    $16,983    $85,493
                                        =======    =======    =======    =======


Risk Elements

         Risk elements unique to each particular loan category are as follows:

Commercial and Industrial

         Risk factors inherent in commercial and industrial loans include economic risk which may affect a borrower's ability to sustain and grow a business; collateral risk in that an economic downturn may result in collateral depreciation; interest rate risk in that rate changes may outpace business cash flow and legal risk in properly documenting and perfecting collateralization. The Bank monitors such loans annually with updated financial analyses.

Construction loans

         Risk factors inherent in construction loans include economic risk which may affect end purchase or use of the collateral; engineering risk which may prevent completion of construction or result in added expense in build-out; environmental risk in earth and water table movement; management risk in correctly and completely monitoring construction and loan advances and legal risk in properly documenting each advance and ensuring collateralization. The Bank monitors such loans to review all advances and monitors all projects.

Residential mortgages

         Risk factors inherent in residential mortgage lending include economic risk which may affect a borrower's ability to maintain a job and financial stability; collateral risk in that an economic downturn may result in collateral depreciation; interest rate risk in that rate changes may outpace personal cash flow; indeterminate risk in that personal factors - divorce, illness - may affect credit stability; environmental risk in that collateral may be damaged or destroyed by natural causes and legal risk in properly documenting and perfecting collateralization. The Bank evaluates, among other things, collateral, financial stability, credit stability, cash flow and interest rate risk, and monitors such loans for indications of financial decline or collateral devaluation.

Commercial mortgages

         Risk factors inherent in commercial mortgage lending include economic risk which may affect lessees' ability to pay rent or a borrower's ability to cash flow vacancies; collateral risk in that an economic downturn may result in collateral depreciation; environmental risk in that collateral may be damaged or destroyed by natural causes; interest rate risk in that rate changes may outpace property cash flow and legal risk in properly documenting and perfecting collateralization. Loans are underwritten to match lease terms, and large tenants are subject to credit review. The Bank monitors such loans quarterly or annually with updated inspections, lease analyses and financial analyses.

Consumer loans

         Until September 1996, consumer loans consisted primarily of IPF loans to individuals. These loans have repayment terms of nine months and are secured by the insurance policy's unearned premium. Risk factors include economic risk which may affect the borrower's ability to maintain a job and financial stability; the financial strength and stability of the insurance company underwriting the insurance and insurance agents that originate the loans; the effectiveness of the internal control structure to cancel the insurance policies on delinquent accounts in a timely and effective manner; collection efforts in obtaining the canceled policy's unearned premium from the insurance company and legal risk in properly documenting and perfecting the collateral.

Non-performing assets

         The level of non-performing assets consisting of non-accrual loans, accruing loans past due 90 days or more and other real estate owned amounted to $5.5 million, or 2.73%, of total assets at December 31, 1996, compared to $9.2 million, or 3.49%, of total assets at December 31, 1995. The decrease in nonperforming assets during 1996 was virtually all attributable to the elimination of nonperforming IPF receivables. Given the limitation of the Servicer's records associated with the IPF loans, the Bank was unable to obtain an accurate aging of such loans at December 31, 1995. Accordingly, for purposes of determining the amount of the non-performing IPF loans at December 31, 1995, the Bank estimated the loss exposure amount of $4.5 million. At December 31, 1996, the estimated loss exposure was zero due to aggressive collection efforts, the write-off of IPF loans delinquent more than 120 days and the cessation of originating new IPF loans in September 1996. The following table details the Bank's non-performing assets at December 31, 1992 through 1996:



                                                        1996            1995            1994            1993            1992
                                                       ------          ------          ------          ------          ------
                                                                            (in thousands, except percentages)

Non-accrual loans ..................................   $3,837          $3,568          $3,685          $2,123          $3,055
Accruing loans 90 days
  or more past due .................................      977           1,094             394             420             315
Nonperforming IPF receivables ......................     --             4,500            --              --              --
                                                       ------          ------          ------          ------          ------

Total non-performing loans .........................    4,814           9,162           4,079           2,543           3,370
Other real estate owned ............................      700            --              --              --               953
                                                       ------          ------          ------          ------          ------

Total non-performing assets ........................   $5,514          $9,162          $4,079          $2,543          $4,323
                                                       ======          ======          ======          ======          ======

Non-performing loans to
  period end loans and loans
  held for sale ....................................     5.66%           7.71%           5.01%           3.55%           6.07%
Non-performing assets
  to total assets ..................................     2.73            3.49            1.68            1.04            2.11


         Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest and principal is questionable. The non-accrual loans are primarily secured by various types of real estate. The table below shows the effect on interest income of placing loans on non-accrual status for each of the three years ended December 31, 1996.


                                                                  1996                1995                1994
                                                               ----------          ----------          -------
                                                                                (in thousands)

Interest income not recognized due
   to non-accrual status.................................         $335                $355               $211
Interest income included in operating
   income attributable to non-accrual status.............           16                  79                 37

         Other real estate owned represents property acquired by foreclosure or deed in lieu of foreclosure and repossessed assets. These assets are initially reported at the lower of the related loan balance or the fair value of the property. Management continues to evaluate the carrying value in relation to its fair value less the estimated costs to sell.

         Under the standard, the allowance for credit losses related to loans that are impaired, as defined by FAS No. 114 and FAS No. 118, is evaluated based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral for certain collateral dependent loans. Commercial, industrial and mortgage loans are evaluated for impairment on an individual basis. Until September 1996, consumer loans were comprised primarily of IPF loans. Prior to 1995, the allowance for credit losses related to these loans was evaluated based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans.

         Factors influencing management's recognition of impairment include decline in collateral value; lack of performance under contract loan agreement terms, including evaluation of late payments or non-payment; lack of performance under other creditors' agreements or obligations (i.e. non-payment of taxes or non-payment of loans to other creditors); financial decline significantly different from status at loan inception; litigation or bankruptcy of the borrower and significant change in ownership or loss of guarantors to the detriment of credit quality.

         At December 31, 1996, the recorded investment in loans that are considered to be impaired as defined by FAS No. 114 and FAS No. 118 was $3.8 million. The related allowance for credit losses for these impaired loans was $648 thousand. The reserve evaluation was based on the fair value of the collateral.

         As part of the quarterly review of the risk elements of the portfolio, an evaluation is also made of the adequacy of the allowance for loan losses. In making an assessment of the quality of the loan portfolio and the adequacy of the allowance for loan losses, management takes into consideration such elements as general economic conditions, industry trends, the volume of delinquencies, specific credit review, the value of underlying collateral and other pertinent information. Based on this evaluation, the allowance for loan losses is adjusted by the provision which is charged against income. The following table summarizes the activity from 1992 to 1996 in the allowance for loan losses:



                                                      1996                1995             1994             1993            1992
                                                  ------------         -----------      -----------      -----------      ----------
                                                                              (in thousands except percentages)

Balance, beginning of period ..............       $    6,500.9         $   1,713.4      $   1,321.2      $   1,077.6      $    905.1
Charge-offs:
  Commercial and industrial ...............              596.4                 1.0            138.2             54.4           352.7
  Real estate - construction ..............             --                  --                 22.5           --               --
  Real estate - commercial ................             --                  --               --                190.0           --
  Real estate - residential ...............              452.4               127.7            355.4           --               --
  IPF .....................................            8,966.7              --               --               --               --
  Installment .............................             --                  --                 36.0           --               --
                                                  ------------         -----------      -----------      -----------      ----------
     Total charge-offs ....................       $   10,015.5         $     128.7      $     552.1      $     244.4      $    352.7
                                                  ------------         -----------      -----------      -----------      ----------

Recoveries:
  Commercial and industrial ...............       $     --             $       1.2      $      84.3      $       3.6      $       .2
  Real estate - commercial ................             --                  --               --                 34.4           --
  Real estate - residential ...............             --                     2.0           --               --               --
  IPF .....................................            1,482.2              --               --               --               --
  Installment .............................             --                     8.0           --               --               --
                                                  ------------         -----------      -----------      -----------      ----------
     Total  recoveries ....................            1,482.2                11.2             84.3             38.0              .2
                                                  ------------         -----------      -----------      -----------      ----------

Net (charge-offs) recoveries ..............            8,533.3               117.5            467.9            206.4           352.5
                                                  ------------         -----------      -----------      -----------      ----------

Provision charged to operations ...........            5,092.2             4,905.0            860.0            450.0           525.0
                                                  ------------         -----------      -----------      -----------      ----------
Balance, end of year ......................       $    3,059.8         $   6,500.9      $   1,713.4      $   1,321.2      $  1,077.6
                                                  ============         ===========      ===========      ===========      ==========

Net charge-offs as a % of average
  loans and loans held for sale ...........              .90%(1)             .13%             .60%             .37%            .62%

Allowance for loan losses as a
  % of period end loans and loans
  held for sale ...........................             3.60                5.47(2)          2.10             1.84             1.94

-----------------
 (1)     Excluding IPF net charge-offs.

 (2) Excluding $4.5 million of allowance for loan losses allocated to the IPF portfolio in the numerator and $16.8 million of IPF receivables in the denominator, the ratio of allowance for loan losses as a percentage of period end loans and loans held for sale was 1.96% at year end 1995.

         Management believes that those loans identified as non-performing are adequately secured and the allowance for loan losses is sufficient in relation to the potential risk of loss that has been identified in the loan portfolio. Management has allocated the allowance based on an assessment of risks within the loan portfolio and the estimated value of the underlying collateral. Prior to 1995, management generally did not allocate the loan loss reserve across the various loan categories. In 1995, in connection with the adoption of FAS No. 114 and FAS No. 118, management began formally allocating the reserve to specific loan categories. The following table sets forth the allocation of the Bank's allowance for loan losses for each of the five years ended December 31, 1996:


                            1996                  1995                   1994                   1993                  1992
                    --------------------   --------------------   --------------------   --------------------   --------------------
                                % of                  % of                   % of                   % of                   % of
                              Loans to               Loans to               Loans to               Loans to               Loans to
                    Amount   Total Loans   Amount   Total Loans   Amount   Total Loans   Amount   Total Loans   Amount   Total Loans
                    ------   -----------   ------   -----------   ------   -----------   ------   -----------   ------   -----------
                                                         (in thousands, except percentages)

Commercial and
  industrial .... $  1,027.1      46%    $    812.8      46%   $    --         36%     $   --         48%     $   --          48%
Real Estate:
  Construction ..      106.2      11           98.9       4         --           2         --           5         --            5
  Mortgages-
   residential ..      439.9      19          417.9      18          750.0      38         --          35         --           34
  Mortgages-
   commercial ...      127.5      19         --          15         --          18         --          12         --           13
  IPF ...........     --           3        4,500.0      15         --         --          --         --          --           --
Consumer ........        9.5       2         --           2         --           6         --         --          --           --
Unallocated .....    1,349.6     N/A          671.3     N/A          963.4     N/A        1,321.3     N/A        1,077.6      N/A
                  ----------     ---     ----------     ---     ----------     ---     ----------     ---     ----------      ---
                  $  3,059.8     100%    $  6,500.9     100%    $  1,713.4     100%    $  1,321.3     100%    $  1,077.6      100%
                  ==========     ===     ==========     ===     ==========     ===     ==========     ===     ==========      ===


Deposits

         Total deposits at December 31, 1996 aggregated $185.1 million which was lower than total deposits at December 31, 1995 of $196.1 million due primarily to declines in demand and certificate of deposit balances. The average rate of the components of average deposits at December 31, 1996, 1995 and 1994 follows.


                                                             For the Year Ended December 31,
                                      -------------------------------------------------------------------------------
                                              1996                         1995                        1994
                                      -------------------------------------------------------------------------------
                                      Average       Average        Average       Average       Average       Average
                                      Balance       Rate (%)       Balance       Rate (%)      Balance       Rate (%)
                                      -------       --------       -------       --------      -------       --------
                                                             (in thousands, except percentages)

Demand...........................    $ 10,705.2         ---      $ 10,404.0        ---         $12,651.3        ---
NOW and money market ............       7,453.7        3.33%       12,518.8        3.48%        11,981.3        2.82%
Savings..........................      49,870.7        4.88        53,283.1        4.86        100,708.5        5.37
Certificates of deposit .........     122,657.0        6.18       102,779.5        6.32         63,612.0        5.12

         Certificates of deposit of $100 thousand or more at December 31, 1996 of $11.9 million had the following maturities (in thousands):

 Three months or less.........................................       $3,717.5
 Three months through six months..............................        1,802.8
 Six months through twelve months.............................        2,819.8
 Over twelve months...........................................        3,530.4
                                                                      -------
                                    Total.....................      $11,870.5
                                                                    =========

Short-term Borrowings

         Short-term borrowings are used to supplement the deposit base of the Bank, to support asset growth, to fund specific loan programs and as a tool in the Bank's asset/liability management process. During 1996 and 1995, the Bank has utilized its credit facilities with its correspondent banks and with the FHLB. The borrowings from the FHLB are secured by the Bank's investments in mortgage-backed securities.

         The following table summarizes the Bank's short-term borrowing activity for the years ended December 31, 1996, 1995 and 1994:


                                                              Average                            Weighted
                                                               Amount          Maximum            Average
                                               Balance      Outstanding       Outstanding         Interest      Average
                                           Outstanding        During            at any            Rate at         Rate
                                               12/31         the Period        Month-End           12/31          Paid
                                               -----         ----------        ---------           -----          ----
                                                                    (in thousands, except percentages)

1996:    FHLB borrowings...............   $       ---           $26,587.7        $47,269.1          ---            5.55%
         Federal funds purchased.......           ---               110.0          1,000.0          ---            5.22
                                                                ---------                                          ----
                                                                $26,697.7                                          5.55%
                                                                =========                                          ====

1995:    FHLB borrowings...............        $33,443.8        $44,522.1        $66,155.2           6.02%         6.23%
         Federal funds purchased.......           ---               235.3           ---             ---            5.69
                                               ---------        ---------                       ---------        ------
                                               $33,443.8        $44,757.4                            6.02          6.23%
                                               =========        =========                                        ======

1994:    FHLB borrowings...............        $63,037.4        $38,050.8        $63,037.4           6.32%         4.90%
         Federal funds purchased.......           ---               360.6          1,000.0         ---             4.52
                                               ---------        ---------                       ---------        ------
                                               $63,037.4        $38,411.4                            6.32          4.90%
                                               =========        =========                                        ======


Results of Operations

         A net loss of $2.7 million, or $2.42 per share, was recorded in 1996 compared to a net loss of $3.1 million, or $3.41 per share, in 1995. The smaller 1996 loss compared to 1995 was attributable primarily to an increase in net interest income, as gains on the sale of residential mortgages and mortgage-backed securities available-for-sale were offset by a slightly higher loan loss provision.

         A net loss of $3.1 million, or $3.41 per share, was recorded in 1995 compared to net income in 1994 amounting to $503 thousand, or $.22 per share. The loss in 1995 resulted from a higher provision for loan losses of $4 million, due principally to delinquent IPF loans, and an increase in non-inter-est expenses of $3 million which more than offset an increase in net interest income of $2.8 million.

Net Interest Income

         A key component of the Bank's results of operations is net interest income which represents the difference between interest earned on loans, securities and other interest earning assets and the interest paid on deposits, borrowings and debt instruments. Net interest income is coordinated with the asset/liability management process and emphasizes maintaining acceptable levels of liquidity, interest rate risk and capital.

         Net interest income for the year ended December 31, 1996 totaled $9.1 million, which was 6% higher than net interest income for the year-end 1995 of $8.6 million. The 1995 to 1996 increase was attributable to an improved net interest margin which reflected the yields on earning assets rising faster than the cost of interest-bearing liabilities. The net interest margin rose from 3.56% in 1995 to 3.76% in 1996. The higher margin reflected primarily a greater percentage of interest income being derived from higher yielding loan activity. In 1996, interest and fees on all loans represented 61% of total interest income versus 53% in 1995.

         Net interest income for the year ended December 31, 1995 totaled $8.6 million which was $2.8 million higher than net interest income for the comparable 1994 period of $5.8 million. The 49% increase was attributable to an improved net interest margin which offset a decline in the amount of average interest earnings assets from $244.9 million in 1994 to $241.5 million in 1995. The net interest margin rose to 3.56% in 1995 from 2.37% in 1994 and benefited from the yields on earning assets rising faster than the cost of interest-bearing liabilities. The yields on earning assets of 8.76% in 1995 compared to 7.01% in 1994 were higher primarily as a result of the significant yield on the Bank's IPF loan portfolio which exceeds the yield on the Bank's other lending activity. The average IPF loan balance in 1995 was $10.5 million compared to $500 thousand in 1994. However, management believes that the yields on IPF loans were higher in 1995, due in part, to the reporting by the Servicer of interest and fees on defaulted IPF loans. This income on defaulted loans is not readily determinable but is included in the IPF loan balance and, therefore, has been considered in the provision for loan losses. The yields on earning assets in 1995 also benefitted from lower amortization of securities portfolio premiums, the higher prime lending rate that prevailed in 1995, and the reinvestment of the cash flow from the mortgage-backed securities portfolio into higher yielding lending activity. As a result of this reinvestment, a greater percentage of interest income was derived from higher yielding lending activity in 1995 versus 1994. For the year ended December 31, 1995, interest and fees on loans represented 53% of total interest income compared to 37% for the same
1994 period while investment income decreased from 63% in 1994 to 47% in 1995.

         The cost of interest-bearing liabilities decreased to 5.73% in 1996 from 5.80% in 1995 due to a reduction in the cost associated with certificates of deposits. Average certificate of deposit balances represented 56% of 1996's total average interest-bearing liabilities with an average rate paid of 6.18% versus a cost of 6.32% in 1995 on balances which comprised 47% of total average interest-bearing liabilities. The cost of interest-bearing liabilities was also impacted by the lower rates paid on short term FHLB advances which decreased to an average rate of 5.55% in 1996 from 6.23% in 1995.

         The cost of interest-bearing liabilities increased to 5.80% in 1995 from 5.09% in 1994 and reflected a shift in funding sources from savings balances to higher costing certificates of deposit. Average certificate of deposit balances represented 47% of 1995's total average interest-bearing liabilities with an average rate paid of 6.32% versus a cost of 5.12% in 1994 on balances which comprised

28% of total average interest-bearing liabilities. The cost of interest-bearing liabilities was also impacted by the higher rates paid on short term FHLB advances which rose to an average rate of 6.23% in 1995 from 4.90% in 1994.

Provision for Loan Losses

         A provision for loan losses of $5.1 million was recorded for the year ended December 31, 1996 compared to $4.9 million in 1995. The increases in the provisions compared to prior years were due to the charge-offs incurred in connection with IPF loans.

Non-interest Expense

         Total non-interest expenses for the year ended December 31, 1996 were $7.2 million, or 2%, lower than the $7.4 million of the previous year. Excluding the servicing costs of IPF, operating expenses were 7% lower as lower professional fees (mainly legal expenses) and a reduction in FDIC insurance premiums more than offset higher staff expenses associated with new hires and salary increases. IPF expenses increased by 9% due to the cost of servicing a larger portfolio, on average, and the absorption by the Bank of all costs of servicing the IPF portfolio from April 1996, which had been previously borne by the Servicer.

         Non-interest expenses for the year ended December 31, 1995 totaled $7.4 million compared to $4.4 million for the year ended December 31, 1994. The increase in non-interest expenses in 1995 of $3 million compared to 1994 was attributable to higher salaries and employee benefits of $237 thousand resulting from higher staffing levels and benefit costs and from salary increases, professional fees and settlement costs of $445 thousand incurred in resolving legal matters relating to the assignment of residential mortgages to the Bank, expenses of $266 thousand incurred for professional services in connection with the proposed merger between Regent and Carnegie and the Bank and CBNA, pursuant to a Merger Agreement which Merger Agreement was terminated on January 14, 1997, audit expenses of $329 thousand, a substantial portion of which related to the delinquent IPF loans, and an increase of $2 million in costs for the expansion and servicing of the IPF program. The increase in other expenses was partially offset by lower premiums and a refund of premiums previously paid to the FDIC totaling $205 thousand.

Provision for Income Taxes

         Regent recorded a tax benefit of $350 thousand for the year ended December 31, 1996. Regent also received a federal income tax refund of $1.5 million in the first quarter of 1997, which represented the recovery of taxes paid in prior years and had been previously accounted for in Regent's Consoli-dated Statements of Operations. The tax benefit, which was recorded in the fourth quarter of 1996, reflected the recognition of a portion of Regent's net deferred tax asset under the principles of FAS 109. FAS 109 requires that the tax benefit of net operating loss carryforwards and temporary timing differences be recorded as an asset to the extent that management estimates that such assets are "more likely than not" to be realized through the generation of future taxable income. At December 31, 1996, Regent recorded a deferred tax asset of $2.0 million and a valuation allowance against it of $1.6 million.

Consolidated Average Balance Sheets and Rate/Yield Analysis


                                                          1996                              1995                              1994
                                     ---------------------------------------------------------------------------------------------
                                     Average     Income/     Rate/  Average     Income/     Rate/     Average     Income/     Rate/
                                     Balance     Expense     Yield  Balance     Expense     Yield     Balance     Expense     Yield
                                                                     (in thousands, except for percentages)

ASSETS
Interest-earning assets:
   Overnight investments(1).......    $1,475.8      $77.5    5.25%     $236.4      $12.5     5.30%       $283.6      $16.8     5.92%
   Investment securities and
      securities available for
      sale........................   123,449.0    8,220.6    6.66   148,559.4    9,986.2     6.72     166,476.8   10,833.8     6.51
   Loans and loans held for
      sale (2)....................   115.859.9   13,221.1   11.41    92,743.7   11,160.8    12.03      78,103.5    6,313.9     8.08
                                    ----------  ---------   -----  ----------  ---------    -----    ----------  ---------     ----
      Total interest-earning
      assets......................  $240,784.7  $21,519.3    8.94%  241,539.5  $21,159.6     8.76%    244,863.9  $17,164.5     7.01%
                                    ==========  =========    ====  ==========  =========    =====    ==========  =========     ====
Cash and due from banks...........     4,480.4                        4,476.9                           4,141.2
Premises and equipment, net.......       753.3                          643.4                             687.6
Other assets......................     3,409.4                        2,806.5                           3,123.1
Allowance for loan losses.........    (3,581.7)                      (1,838.0)                         (1,382.6)
                                    ----------                     ----------                        ----------

      Total assets................  $245,846.1                     $247,628.3                        $251,433.2
                                    ==========                     ==========                        ==========

LIABILITIES AND
   SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
   NOW............................  $  3,783.4  $    91.1    2.41%    4,055.9  $   102.1     2.52%  $   3,323.5  $    82.7     2.49%
   Savings........................    49,870.7    2,433.2    4.88    53,283.1    2,588.8     4.86     100,708.5    5,411.6     5.37
   Money market deposits..........     3,670.3      157.0    4.28     8,462.9      333.5     3.94       8,657.8      254.6     2.94
   Time deposits..................   122,657.0    7,577.3    6.18   102,779.5    6,493.1     6.32      63,612.0    3,257.7     5.12
   Short-term borrowings..........    26,697.7    1,481.1    5.55    44,757.4    2,788.9     6.23      38,411.4    1,881.3     4.90
   Long-term advances.............     8,157.2      501.6    6.15       451.6       27.1     5.99       6,069.0      267.2     4.40
   Subordinated debt..............     2,750.0      220.2    8.00     2,750.0      219.6     7.99       2,712.5      217.6     8.02
                                    ----------  ---------   -----  ----------  ---------    -----    ----------  ---------     ----

      Total interest-bearing
      liabilities.................   217,586.3   12,461.5    5.73%  216,540.4   12,553.0     5.80%    223,494.7   11,372.7     5.09%
                                    ----------  ---------   -----  ----------  ---------    -----    ----------  ---------     ----
Demand deposits...................    10,705.2                       10,404.0                          12,657.3
Other liabilities.................     7,652.7                        7,053.2                           2,365.8
                                    ----------                     ----------                        ----------
      Total liabilities...........   235,944.2                      233,997.5                         238,517.9
                                    ----------
Shareholders' equity..............     9,901.9                       13,630.8                          12,915.3
                                    ----------                     ----------                        ----------
   Total liabilities and
      shareholders' equity........  $245,846.1                     $247,628.3                        $251,433.2
                                    ==========                     ==========                        ==========

Net interest income and net
   interest spread................               $9,057.8    3.21%             $ 8,606.6     2.96%                $5,791.8     1.92%
                                                 ========    ====              =========     ====                 ========     ====

Net interest rate margin..........                           3.76%                           3.56%                             2.37%
                                                             ====                            ====                              ====

---------------
(1) Includes federal funds sold, money-market mutual funds and interest-bearing deposits due from banks.

(2) For purpose of these computations, non-accruing loans are included in the daily average loan amounts outstanding. Additionally, the yield on IPF loans includes interest income on delinquent loans.

Volume and Rate Variance Analysis

         Net interest income is affected by changes in the average interest rate earned on earning assets and the average interest rate paid on interest-bearing liabilities. In addition, net interest income is affected by changes in the volume of earning assets and interest-bearing liabilities. The following table sets forth for the years ended December 31, 1996 compared to December 31, 1995 and December 31, 1995 compared to December 31, 1994, the dollar amount of increase (decrease) in interest income and interest expense resulting from changes in the volume of earning assets and interest-bearing liabilities and from changes in yields and rates.


                                                1996 Compared to 1995                       1995 Compared to 1994
                                      ----------------------------------------    -----------------------------------------
                                                                  Net Increase                                Net Increase
                                         Volume         Rate      (Decrease)(1)     Volume        Rate        (Decrease)(1)
                                      ----------   -----------      ----------    ----------   ----------       -----------
                                                                              (in thousands)

Overnight investments(2).........     $     65.1   $      (.1)     $      64.9   $      (2.6) $      (1.6)     $       (4.2)
Investment securities............       (1,672.9)       (92.6)        (1,765.2)     (1,195.4)       347.8            (847.6)
Loans and loans held for sale (3)        2,662.6       (602.3)         2,060.3       1,343.8      3,503.1           4,846.9
                                      ----------   -----------      ----------    ----------   ----------       -----------

Total Interest Income............        1,054.7       (695.0)           359.7         145.8      3,849.3           3,995.1
                                      ----------   -----------     -----------   -----------   ----------        ----------

NOW accounts.....................           (6.7)        (4.3)           (11.0)         18.4          1.0              19.4
Savings deposits.................         (166.4)        10.8           (155.6)     (2,345.5)      (477.3)         (2,822.8)
Money market deposits............         (202.9)        26.4           (176.5)         (5.9)        84.8              78.9
Certificates of deposit..........        1,230.8       (146.5)         1,084.3       2,345.5        889.9           3,235.4
Short-term borrowings............       (1,028.3)      (279.5)        (1,307.7)        339.1        592.1             931.2
Long-term advances...............          473.8          0.7            474.5        (322.2)        58.4            (263.8)
Subordinated debt................            0.0          0.6              0.6           3.0         (1.0)              2.0
                                      -----------------------      ----------- ------------- -------------    -------------

Total Interest Expense...........          300.3       (391.8)           (91.5)         32.4      1,147.9           1,180.3
                                      ----------   -----------       ---------- ------------   ----------        ----------

Net Interest Income..............     $    754.4    $  (303.2)       $   451.2    $    113.4    $ 2,701.4         $ 2,814.8
                                      ==========    ==========       =========    ==========    =========         =========


(1) The change in interest due to both rate and volume has been reflected in volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2) Includes federal funds sold, money-market mutual funds and interest-bearing deposits due from banks.

(3) Includes loan fees of approximately $1.5 and $1.0 million in 1996 and 1995, respectively. A majority of such fees are associated with IPF loans. Additionally, loan income includes interest on nonaccrual loans, to the extent of interest paid of $19 and $79 thousand in 1996 and 1995, respectively. Non-accruing loans are included in the daily average loan amounts outstanding used to determine the changes in interest income attributable to volume. Also includes interest income on delinquent IPF loans.

                                    BUSINESS
Regent

         Regent is a one bank holding company registered under the BHCA. Regent was incorporated under the laws of the Commonwealth of Pennsylvania on December 22, 1986 and on November 23, 1987 was merged into a New Jersey corporation with the same name (and which was incorporated on November 2, 1987), with the New Jersey corporation being the surviving entity. Regent became a bank holding company on June 2, 1989 when it completed the acquisition of all of the authorized capital stock of the Bank, Regent's only subsidiary. The Bank commenced operations on June 5, 1989. Regent provides banking services through the Bank and does not engage in any activities other than banking activities. Regent is regulated by the Board of Governors of the Federal Reserve System. The executive offices of Regent are located at 1430 Walnut Street, Philadelphia, Pennsylvania 19102. Regent's telephone number is (215) 546-6500.

The Bank

         The Bank, a federally-chartered national bank, is regulated by the OCC and is a member of the Federal Reserve System. The deposits held by the Bank are insured by the Bank Insurance Fund of the FDIC.

         The Bank engages in the commercial banking business, serving the banking needs of its customers with a particular focus on small and medium-sized businesses, professionals and other individ uals, with an emphasis on the origination of loans in the $100 thousand to $2.1 million range. The Bank's strategy in providing its services is to attempt to respond to each customer's needs and assure that a customer will deal regularly with the same officer of the Bank. The small and mid-sized business and entrepreneurial market in the Bank's service area is large and the Bank believes it can offer the flexibility, speed and personal attention necessary to serve this large market. The banking and broad business experience of the Bank's officers and directors makes the Bank particularly well-suited to serve the individualized needs of this market. The Bank maintains one office at 1430 Walnut Street, Philadelphia, Pennsylvania 19102, where it conducts all of its banking activities. The Bank currently does not intend to expand by opening new branches or competing for the retail consumer market served by large banks in the region, but rather will pursue alternative means of deposit generation.

         At March 31, 1997, the Bank had $192.7 million in assets, $177.2 million in deposits and $72.9 million in net loans. The Bank's primary service area for CRA purposes is the Delaware Valley which includes the greater Philadelphia metropolitan area and various counties in New Jersey, Delaware and Maryland.

         The federal and state laws and regulations that are applicable to bank holding companies and banks give regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and generally have been promulgated to protect depositors and deposit insurance funds and not for the purpose of protecting stockholders. Any change in such regulations, whether by an applicable federal or state regulatory authority or federal or state legislative bodies, could have a significant impact on Regent and the Bank. See "Supervision and Regulation."

         The Bank offers a wide range of deposit products, including checking accounts, interest- bearing NOW accounts, insured money market accounts, certificates of deposit, savings accounts and Indi vidual Retirement Accounts.

         A broad range of credit facilities are offered to the businesses and residents of its service area, including commercial loans, home improvement loans, mortgage loans and home equity lines of credit. At April 30, 1997, the Bank's maximum legal lending limit was approximately $3.3 million per borrower, after giving effect to the receipt of $9.1 million in net proceeds from the private placement of 1,120,000 shares of Bank Common Stock in the Bank Offering on April 16, 1997.

         In addition, the Bank offers safe deposit boxes, travelers' checks, money orders, direct deposit of payroll and Social Security checks, and access to one or more regional or national automated teller networks as well as international services through correspondent institutions. The Bank is also empowered to offer, but does not provide, trust services. The Bank has the power to act as executor of wills and as a trustee for Individual Retirement Accounts, minors and other fiduciaries. Other trust services are provided through correspondent institutions. The Bank has established relationships with correspondent banks and other financial institutions in order to provide other services requested by its customers, including requesting correspondent banks to participate in loans where the loan amount exceeds the Bank's policies or legal lending limit.

         As of March 31, 1997, Regent and the Bank had a total of 45 employees, excluding temporary employees engaged in the collection of IPF receivables.

Competition

     There is substantial competition among financial institutions in the Bank's service area, although the Bank believes its relatively small size and emphasis on personal service provide it with a competitive advantage. The Bank competes with new and established local commercial banks, as well as numerous regionally based commercial banks. There is also competition from out of state financial institutions, thrifts and mutually owned savings banks and savings and loan associations. As of the date hereof, the Bank had attracted, and believes it will continue to attract, its customers from the deposit base of such existing banks and financial institutions and from growth in the Delaware Valley. Many of such banks and financial institutions are well-established and well-capitalized, allowing them to do more advertising and promotion and to provide a greater range of services, including trust services, than the Bank. The Bank's strategy has been and will continue to be emphasizing personalized services, offering competitive rates to depositors and making use of commercial and personal ties of the Bank's stockholders, directors, officers and staff to Delaware Valley businesses and residents.

         In recent years, intense market demands, economic pressures and significant legislative and regulatory action have eroded traditional banking industry classifications which were once clearly defined and have increased competition among banks, as well as between banks and other financial institutions. As a result, banks and other financial institutions have had to diversify their services, generally increase interest paid on deposits and become more cost effective. These events have resulted in increasing homogeneity in the financial services offered by banks and other financial institutions. Some of the effects on banks and other financial institutions of these market dynamics and legislative and regulatory changes include increased customer awareness of product and service differences among competitors and increased merger activity.

Properties

     The Bank leases approximately 20,600 square feet of the first and second floors and basement of 1430 Walnut Street and the third floor of 1426 and 1428 Walnut Street, Philadelphia, Pennsylvania. The space is occupied by both Regent and the Bank and serves as the Bank's sole banking location.

     The properties are leased at a rental expense of approximately $190 thousand per annum excluding taxes, insurance, utilities and janitorial services through 1997, $210 thousand for 1998 and $87 thousand through May 1999. The leases provide for two 5-year renewal options at then current market rental rates. The leases for the 1430 and 1428 Walnut Street premises include a right of first refusal to purchase the premises.

Legal Proceedings

     As a result of the Bank's losses associated with the charge-offs of IPF loans and the effect thereof on the Bank's capital, on October 10, 1996, the Bank entered into the Regulatory Agreement.

     Under the Regulatory Agreement, the Bank is required, subject to OCC review or approval, to (i) adopt and implement an action plan to improve the Bank by November 9, 1996, (ii) achieve and maintain capital levels specified in the Regulatory Agreement at October 31, 1996 and December 31, 1996, (iii) develop a three-year capital program by November 9, 1996 aimed at identifying means for the Bank to maintain adequate capital levels and establishing restrictions on the payment of dividends, (iv) continue the liquidation of the Bank's IPF loans in accordance with procedures specified in the Regulatory Agreement, (v) review the adequacy of the Bank's allowance for loan and lease losses and establish a program for the maintenance of adequate allowances by the Bank for loan and lease losses in compliance with OCC requirements, (vi) review the Bank's liquidity on a weekly basis and take appropriate action to ensure adequate sources of liquidity in relation to the Bank's needs and (vii) appoint a committee of directors responsible for monitoring the Bank's compliance with the terms of the Regulatory Agreement and reporting thereon to the OCC. The Bank believes that it is currently in compliance in all material respects with all of the provisions of the Regulatory Agreement. The Bank anticipates that it should be able to remain in compliance in all material respects with the Regulatory Agreement. On February 26, 1997, the Bank filed a revised capital plan with the OCC. On March 27, 1997, the OCC notified the Bank of the OCC's acceptance of the Bank's revised capital plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Regulatory Agreement."

     Regent has instituted two lawsuits to recover damages caused to Regent by individuals and entities which engaged in IPF business with Regent as follows:

     On December 24, 1996, Regent filed a complaint in the United States District Court for the Eastern District of Pennsylvania, Regent National Bank v. K-C Insurance Premium Finance Co., Inc., et al., in which it asserted claims against K-C Insurance Premium Finance Co., Inc. ("K-C"), its principals, Alvin
M. Chanin ("Chanin") and Antimo S. Cesaro ("Cesaro"), Chanin's wife, Myra Chanin, and Cesaro's wife, Kimberly Cesaro. The complaint alleges that K-C, Chanin and Cesaro submitted numerous reports to Regent containing false information in order to obtain funds from Regent unlawfully, as well as to induce Regent to devote resources to the IPF business. The complaint also alleges that K-C, Chanin and Cesaro entered into the Servicing Agreement with Regent to provide a variety of services in connection with Regent's IPF business and that K-C, Chanin and Cesaro engaged in numerous violations of the Servicing Agreement. The complaint alleges that K-C, Chanin and Cesaro participated, directly and indirectly, in a pattern of racketeering through multiple acts of bank fraud which constituted violations of the Racketeer Influenced and Corrupt Organization Act ("RICO"). The complaint alleges that K-C, Chanin and Cesaro submitted false and fraudulent computer records and financial statements which grossly overstated the profits generated by the IPF business and substantially understated the losses by such business.

     The complaint also alleges that, on or about April 12, 1996, Regent entered into a certain Note and Business Loan Agreement (the "Loan Agreement") with K-C, Chanin, Myra Chanin, Cesaro and Kimberly Cesaro pursuant to which K-C, Chanin and Myra Chanin became obligated to Regent in the amount of $1.8 million and Cesaro and Kimberly Cesaro became obligated to Regent in the amount of $180 thousand. The complaint further alleges that the parties to the Loan Agreement have failed to repay Regent the sums due thereunder.

     Regent is seeking damages in this action of $1.8 million under the Loan Agreement and for damages in excess of $1 million as a result of harm caused to Regent under the various other counts in this action.

     On January 30, 1997, K-C, Chanin, Myra Chanin, Cesaro and Kimberly Cesaro instituted an action against Regent in the Court of Common Pleas of Philadelphia County, Number 2749. The Complaint consists of three counts: (1) that Regent owes K-C 50% of the profits from the IPF business, as defined in the Servicing Agreement; (2) a request for a declaratory judgment that the Loan Agreement is not an enforceable contract because of mutual mistake or fraudulent misrepresentations by Regent, alteration of the Note, duress, failure of consideration or material breach of the Loan Agreement and (3) that Cesaro is owed wages by Regent for an undefined portion of 1996. For the breach of the Servicing Agreement, K-C is demanding amounts in excess of $100 thousand. No specific amount is demanded for the unpaid wages.

     On February 18, 1997, Regent filed preliminary objections to this complaint with the Court of Common Pleas of Philadelphia County. The preliminary objections request that the Court of Common Pleas dismiss the action since it relates to the same facts and causes of action which are dealt with in the complaint previously filed by Regent in the United States District Court for the Eastern District of Pennsylvania. As of June 1, 1997, the Court of Common Pleas had not ruled on Regent's preliminary objections.

     On March 21, 1997, the United States District Court for the Eastern District of Pennsylvania denied K-C's motion to dismiss and motion for expedited discovery on Regent's RICO claim.

     On November 27, 1996, Regent filed a complaint in the United States District Court for the Eastern District of Pennsylvania, Regent National Bank v. Dealers Choice Automotive Planning, Inc. and Payments, Inc. against Dealers Choice Automotive Planning, Inc. ("DCAP"), an independent retail insurance broker which engaged in IPF business with Regent and which was recruited to do business with Regent by K-C, and an affiliate of DCAP, for breach of contract. The complaint alleges that DCAP and its affiliates entered into a letter of understanding with Regent under which DCAP and its affiliates agreed that the financing of all IPF contracts with Regent would be with recourse. The com-plaint seeks damages for losses suffered by Regent as a result of funding IPF agreements placed through DCAP. In the action, Regent seeks damages in excess of $100 thousand.

     The defendants have answered this complaint and have asserted that they were misled by certain officers and directors of Regent by fraudulent misrepresentations concerning the recourse provisions of the letter of understanding. The answer also asserts that Regent owes money to the defendants for failure to give 30 days written notice of the termination of the letter of understanding. The answer claims punitive damages in the amount of $500 thousand for the alleged misrepresentation and an amount of not less than $40 thousand for the alleged termination without giving sufficient written notice. This matter is in the initial phases of discovery.

     In January 1997, the Bank settled litigation involving various mortgage loans charged-off by the Bank in 1995, for which the Bank will recover $320 thousand, subject to court approval.

     Regent and the Bank are subject to various other legal actions and proceedings. In the opinion of management, after discussions with legal counsel, the resolution of these matters is not expected to have a material adverse effect on Regent's consolidated financial position or its consolidated results of operations.

Change in Accountants

     Pursuant to the Regulatory Agreement, the Bank retained a forensic accounting firm to investigate whether there is any basis upon which it or Regent should assert a claim against Arthur Andersen LLP ("Arthur Andersen") in connection with services rendered by Arthur Andersen to Regent and the Bank in 1994, 1995 and 1996. Thereafter, Arthur Andersen indicated to Regent that the existence of the investigation raised an issue as to the independence of Arthur Andersen in the conduct of Arthur Andersen's examination of Regent's financial statements for future periods unless Regent and the Bank waived any such claim. Because of Regent's concern that Arthur Andersen might resign, Regent's management, with the concurrence of Regent's Audit Committee, began to interview public accounting firms that could serve as Regent's certifying accountant in the event Arthur Andersen were to resign.

     On December 17, 1996, Regent notified Arthur Andersen that Regent and the Bank did not have sufficient information on which to base a decision on whether or not to waive any claim against Arthur Andersen and thereby eliminate any issues as to the independence of Arthur Andersen. On December 31, 1996, Arthur Andersen submitted its resignation as Regent's independent public accountants, and the resignation of Arthur Andersen was accepted by Regent's Audit Committee effective as of such date.

     Arthur Andersen's report on the financial statements of Regent for the fiscal years ended December 31, 1994 and December 31, 1995 contained no adverse opinions or disclaimers of opinions and were not qualified or modified as to uncertainty, audit scope or accounting principles. Arthur Andersen's report dated March 22, 1995 on the consolidated financial statements of Regent for the fiscal year ended December 31, 1994 was qualified as to an uncertainty related to a dispute that arose in bankruptcy proceedings of a mortgage banking company which Regent had engaged in business transactions. This uncertainty was resolved during 1995 and, as a result, Arthur Andersen's report dated May 23, 1996 on

Regent's consolidated financial statements for the year ended December 31, 1995 did not include a reference to this matter. Also, Arthur Andersen's report dated May 23, 1996 on Regent's consolidated financial statements for the year ended December 31, 1995 contained the following "emphasis-of-the-matter" paragraph:

     "As discussed in Notes 3 and 5, the Bank recognized a loss from operations for the year ended December 31, 1995 primarily as a result of a substantial increase in the provision for loan losses associated with its insurance premium finance loan portfolio. As a result, the Bank did not meet the Tier 1 leveraged capital requirement established by the Office of the Comptroller of the Currency
(OCC) for the Bank under the OCC's discretionary authority. Additionally, on a consolidated basis, the parent company's Tier 1 leveraged capital ratio amounts to 4% which equals the minimum legal requirement. Failure to meet minimum capital requirements can result in the regulators initiating certain actions that, if undertaken, could have a direct material effect on the Bank's financial statements. Such actions are presently uncertain, and, accordingly, no adjustments have been made in the accompanying financial statements."

     During the fiscal years ended December 31, 1994 and December 31, 1995, and the subsequent interim periods preceding Arthur Andersen's resignation, Arthur Andersen advised Regent of the following matters:

        (i) In connection with the audit of Regent's consolidated financial statements for the year ended December 31, 1995, Arthur Andersen advised Regent that certain accounting controls were not adequate with respect to Regent's IPF loan portfolio. As a result, Arthur Andersen advised Regent of the need for Arthur Andersen to significantly expand the scope of its audit procedures related to the IPF loan portfolio. Arthur Andersen concluded, as a result of its audit, that Regent's reserve for possible loan losses was not adequate and proposed an adjustment to increase the reserve at December 31, 1995. Management of Regent disagreed with Arthur Andersen's proposed reserve increase. Arthur Andersen informed Regent that failure to resolve this issue would cause it to modify its opinion on Regent's consolidated financial statements as of December 31, 1995; however, this was not necessary as management agreed to increase the reserve for possible loan losses related to the IPF loan portfolio.

        The Audit Committee of Regent's Board of Directors discussed this matter with Arthur Andersen and Regent authorized Arthur Andersen to respond fully to the inquiries of the successor accountant concerning this matter.

        (ii) Arthur Andersen has advised Regent that it has come to Arthur Andersen's attention as a result of discussions with Regent's management and internal audit personnel that Regent's financial statements for the third quarter of 1996, included in Regent's Form 10-Q Report filed on November 14, 1996, reflect a significant adjustment representing management's estimate of erroneous charge-offs of seriously delinquent IPF loans due to mispostings of return premium checks by the IPF loan Servicer on similar delinquent IPF accounts, thereby creating credit balances of $1,244,000 in the aggregate on all charged-off IPF accounts. Since September 30, 1996, Regent had no unprocessed claims for the return of these credit balances. To the extent Regent receives valid claims for refunds of these credit balances, Regent will make appropriate refunds thereof. At the time of Arthur Andersen's resignation, Arthur Andersen had not completed its analysis of this adjustment, and had not reached any conclusion as to the appropriateness of this adjustment. However, the amount of such adjustment is material to the third quarter 1996 financial statements and Regent's compliance with certain minimum capital requirements as of September 30, 1996 and the determination of the Bank's compliance with the Tier 1 leverage capital requirement established by the OCC for the Bank as of October 31, 1996, and agreed to by the Bank's Board of Directors.

     Effective December 31, 1996, Regent, with the approval of Regent's Audit Committee, retained the firm of Grant Thornton LLP to serve as Regent's certifying accountant.


                           SUPERVISION AND REGULATION

     Bank holding companies and banks are extensively regulated under both federal and state law. These laws and regulations are intended to protect depositors, not stockholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable laws or regulations may have a material effect on the business and prospects of Regent or the Bank.

General - Recent Regulatory Enactments

     On September 30, 1996, the Deposit Insurance Funds Act of 1996 (the "Deposit Act") became law. The primary purpose of the Deposit Act is to recapitalize the Savings Association Insurance Fund of the FDIC (the "SAIF") by charging all SAIF member institutions a one-time special assessment. The Deposit Act will lead to equalization of the deposit insurance assessments between banks and SAIF-insured institutions, and will also separate out from insurance assessments payments required for debt service and principal repayment on bonds issued by the Federal Finance Corporation ("FICO") in the mid-1980s to fund a portion of the thrift bailout. Under the Deposit Act, BIF-insured institutions will, for the first time, be required to pay a portion of the obligations owed under the FICO bonds. The rate of contribution between SAIF and BIF member institutions will not be equal, and it is currently anticipated that SAIF institutions will be required to pay 6.4 basis points on assessed deposits while BIF institutions will only be required to pay 1.3 basis points on assessed deposits. This disparity will stay in effect until such time as the federal thrift and commercial bank charters are merged and the deposit insurance funds are thereafter merged. Under the Deposit Act, this may occur by January 1, 1999. At that time, all federally insured institutions should have the same total FDIC assessment.

     On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Interstate Act") was enacted. The Interstate Act generally enhances the ability of bank holding companies to conduct their banking business across state borders. The Interstate Act has two main provisions. The first provision generally provides that, commencing on September 29, 1995, bank holding companies may acquire banks located in any state regardless of the provisions of state law. These acquisitions are subject to certain restrictions, including caps on the total percentage of deposits that a bank holding company may control both nationally and in any single state. Pennsylvania law currently allows interstate acquisitions by bank holding companies whose home state has "reciprocal" legislation which would allow acquisitions by Pennsylvania-based bank holding companies.

     The second major provision of the Interstate Act permits banks located in different states to merge and continue to operate as a single institution in more than one state. States may, by legislation passed before June 1, 1997, opt out of the interstate bank merger provisions of the Interstate Act.

     A final provision of the Interstate Act permits banks located in one state to establish new branches in another state without obtaining a separate bank charter in that state, but only if the state in which the branch is located has adopted legislation specifically allowing interstate de novo branching.

Bank Holding Company Regulation

General

     As a bank holding company registered under the BHCA, Regent is subject to the regulation and supervision of the Federal Reserve Board (the "FRB"). Regent is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. Under the BHCA, Regent's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the FRB determines to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

     The BHCA requires, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of any other bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such bank's voting shares) or (iii) merge or consolidate with any other bank holding company. The FRB will not approve any acquisition, merger or consolidation that would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction is clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also considers capital adequacy and other financial and managerial resources and future prospects of the companies and the banks concerned, together with the convenience and needs of the community to be served, when reviewing acquisitions or mergers.

     In addition, the BHCA prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries; unless such non-banking business is determined by the FRB to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such determinations, the FRB is required to weigh the expected benefits to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event the depository institution becomes in danger of default. Under a policy of the FRB with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. The FRB also has the authority under the BHCA to require a bank holding company to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Capital Adequacy Guidelines for Bank Holding Companies

     In January 1989, the FRB adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of the total capital is required to be "Tier 1 Capital," consisting of common shareholders' equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less certain goodwill items and other intangible assets. The remainder ("Tier 2 Capital") may consist of (i) the allowance for loan losses of up to 1.25% of risk-weighted assets,
(ii) excess of qualifying perpetual preferred stock, (iii) hybrid capital instruments, (iv) perpetual debt, (v) mandatory convertible securities and (vi) subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 Capital. Total capital is the sum of Tier 1 and Tier 2 capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the FRB (determined on a case by case basis or as a matter of policy after formal rule-making).

     Bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property which carry a 50% risk-weighting. Most investment securities (including, primarily, general obligations of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk-weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations and undrawn commitments (including commercial credit lines with an initial maturity or more than one year) have a 50% risk-weighting. Short-term commercial letters of credit have a 20% risk-weighting and certain short-term unconditionally cancelable commitments have a 0% risk-weighting.

     In addition to the risk-based capital guidelines, the FRB has adopted a minimum Tier 1 capital (leverage) ratio, under which a bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum.

Bank Regulation

     The Bank is a national bank subject to the supervision of, and regular examination by, the OCC, as well as to the supervision of the FDIC. The FDIC insures the deposits of the Bank to the current maximum allowed by law through the BIF.

     The operations of the Bank are subject to state and federal statutes applicable to banks which are members of the Federal Reserve System and to the regulations of the FRB, the FDIC and the OCC. Such statutes and regulations relate to required reserves against deposits, investments, loans, mergers and consolidations, issuance of securities, payment of dividends, establishment of branches and other aspects of the Bank's operations. Various consumer laws and regulations also affect the operations of the Bank, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit and fair credit reporting. Under the provisions of the Federal Reserve Act, the Bank is subject to certain restrictions on any extensions of credit to Regent or, with certain exceptions, other affiliates, on investments in the stock or other securities of national banks, and on the taking of such stock or securities as collateral. These regulations and restrictions may limit Regent's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions, and the payment of dividends, interest and operating expenses. Further, the Bank is prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property. For example, the Bank may not generally require a customer to obtain other services from the Bank or Regent, and may not require the customer to promise not to obtain other services from a competitor, as a condition to an extension of credit. The Bank also is subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than those prevailing at the time for, comparable transactions with persons not covered above and who are not employees and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. In addition, extensions of credit to such persons beyond limits set by FRB regulations must be approved by the Board of Directors. The Bank also is subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank or the imposition of a cease and desist order.

     As an institution whose deposits are insured by the FDIC, the Bank also is subject to insurance assessments imposed by the FDIC. Under current law, as amended by FDICIA, the insurance assessment to be paid by BIF-insured institutions is as specified in schedules issued by the FDIC from time to time. The amount of the assessment is determined in part to allow for a minimum BIF reserve ratio of 1.25% of estimated insured deposits (or such higher ratio as the FDIC may determine in accordance with the statute). In November 1995, the FDIC determined that the BIF had reached the statutorily required reserve ratio and adopted a proposal to establish a new assessment rate schedule for BIF members of 0 to 31 basis points, with those institutions at the low end of the assessment schedule paying only the statutorily mandated $2,000 annual insurance premium. The actual assessment to be paid by each BIF member is based on the institution's assessment risk classification, which is determined on whether the institution is considered "well capitalized," "adequately capitalized" or "under-capitalized," as those terms have been defined in applicable federal regulations adopted to implement the prompt corrective action provisions of FDICIA, and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns.

     Inasmuch as the Bank is located in Pennsylvania, certain matters relating to interstate banking are governed by Pennsylvania law. In July 1995, Pennsylvania enacted legislation by which it "opted in" to the Interstate Act. Prior to adopting this legislation, Pennsylvania law permitted interstate acquisitions by bank holding companies only when home states had "reciprocal" legislation that allowed acquisitions by Pennsylvania based bank holding companies. Under the Interstate Act, the provisions requiring reciprocal authorization have been eliminated. The new legislation, however, retained the requirement of approval by the Pennsylvania Department of Banking with respect to any acquisition of a national bank located in Pennsylvania, regardless of the location of the acquiror. The Pennsylvania legislation also conditioned the authorization for interstate branching into Pennsylvania by an out-of-state bank to those situations in which a Pennsylvania-chartered institution would be permitted to establish a branch in such other state.


                                   MANAGEMENT

Directors and Executive Officers

     The executive officers of Regent, each of whom serves at the discretion of the Board of Directors except as noted below, and the directors of Regent are as follows:

      Name                  Age                Position with Regent
      ----                  ---                --------------------
David W. Ring               81         Chairman of the Board and a Director
                                       since 1986; Chief Executive Officer
                                       from September 1996 to April 1997.

Robert B. Goldstein         56         President, Chief Executive Officer and
                                       a Director since April 1997; Chairman
                                       and Chief Executive Officer of the Bank
                                       since April 1997

Abraham L. Bettinger        61         Vice Chairman of the Board and a
                                       Director since 1986

O. Francis Biondi           64         Director since 1986

Joel E. Hyman               48         Executive Vice President, Chief  Financial
                                       Officer and Treasurer since January 1997

John J. Lyons               57         Director since May 1997; President and Chief
                                       Executive Officer of the Bank from Sep-
                                       tember 1996 to April 1997; director of
                                       the Bank from September 1996 to May 1997

John W. Rose                47         Director since May 1997

     The following is a brief listing of the principal occupation, and certain other affiliations of each executive officer and director of Regent.

     Mr. Ring is presently, and has been since December 1986, the Chairman of the Board of Regent and a Director of Regent and the Bank. From December 1986 until April 1997, Mr. Ring also served as Chairman of the Board of the Bank. In addition, from September 1996 until April 1997, Mr. Ring served as Chief Executive Officer of Regent. Mr. Ring was formerly a consultant to, and a director of, Larami Corporation, a toy manufacturer, a director and a controlling stockholder of The First National Bank of Wilmington and a director of Integrity Holding Co., its one-bank holding company. Mr. Ring was a director of the Port Corporation of Philadelphia and was formerly a director and Corporate Vice President of Tasty Baking Co.

     Mr. Goldstein became Chairman, Chief Executive Officer and a Director of the Bank and President, Chief Executive Officer and a Director of Regent in April 1997. Mr. Goldstein is serving in these positions pursuant to an Employment Agreement, dated April 7, 1997, among Regent, the Bank and Mr. Goldstein which provides for an initial term of three years, such term to extend automatically for additional periods of one year unless terminated by one of the parties. See "Executive Compensation" and "Employment Agreements" for information regarding the compensation of Mr. Goldstein. Mr. Goldstein succeeded John J. Lyons who served as the Bank's President and Chief Executive Officer on an interim basis until April 1997 following the resignation of Harvey Porter as the Bank's President and Chief Executive Officer in September 1996. Mr. Goldstein has been engaged in commercial banking for over 30 years. From November 30, 1993 until immediately prior to his employment by Regent and the Bank, Mr. Goldstein served as President and Chief Executive Officer and a director of Lafayette American Bank in Bridgeport, Connecticut. Mr. Goldstein served as Vice Chairman of the Board of National Community Banks, Inc. in West Paterson, New Jersey from January 1992 to November 1993 and as President and a director of Crossland Savings Bank in Brooklyn, New York from March 1991 to January 1992. From 1974 to 1991, Mr. Goldstein served as Senior Vice President and then Executive Vice President of First Interstate Bank of Texas in Houston, Texas. Mr. Goldstein is a director of HUBCO, Inc., a bank holding company in Mahwah, New Jersey.

     Mr. Bettinger has been a Director of Regent and the Bank since 1986, and has served as Vice Chairman of the Board of Directors of the Bank since 1986. Mr. Bettinger also served as Vice Chairman of the Board of Directors of Regent from 1986 to April 1997. Mr. Bettinger is the President of Bettinger & Leech, Inc., a bank consulting firm, and Chairman of Bettinger & Leech Financial Corp. Bettinger & Leech, Inc. has acted as a consultant to the Bank from the commencement of operations in June 1989 through February 28, 1997. See "Certain Transactions." From 1973 to 1981, Mr. Bettinger was a Senior Vice President of Keefe, Bruyette & Woods, Inc., a bank consulting and investment banking firm, where he headed the firm's bank consulting activities. Mr. Bettinger was formerly a Vice President of Manufacturers Hanover Trust Company.

     Mr. Biondi has been a director of Regent since its inception. He has been a senior partner with the law firm of Morris, Nichols, Arsht & Tunnell of Wilmington, Delaware for more than five years, which firm performed professional services for Regent during 1996. See "Certain Transactions." From 1974 to 1983, he was a director and a controlling stockholder of The First National Bank of Wilmington and Integrity Holding Co., its one-bank holding company. Mr. Biondi is a former member of the State of Delaware Council on Banking, former President of the Delaware Bar Association and former City Solicitor of Wilmington, Delaware.

     Mr. Lyons has been a director of Regent since May 1997. Mr. Lyons is a professional banking consultant and served as President and Chief Executive Officer of the Bank on an interim basis from September 1996 until April 1997 when Mr. Goldstein took office. Mr. Lyons was a director of the Bank from September 1996 until May 1997. Mr. Lyons is the former President, Chief Executive Officer and a director of Monarch Savings Bank and of Jupiter Tequesta National Bank. Mr. Lyons is also a director of Bisys Group, Inc.

     Mr. Rose has been a director of Regent since May 1997. Mr. Rose has served as Executive Vice President of F.N.B. Corporation, a multi-bank holding company located in Hermitage, Pennsylvania, since March 1995. Since May 1996, Mr. Rose has been a general partner and head of the investment committee of Castle Creek Capital Partners Fund, a fund that invests in turnaround banking situations. Since January 1992, Mr. Rose has been President and Owner of McAllen Capital Partners, an investment banking firm that specialized in bank turnaround investments and which has been inactive since the formation of Castle Creek Capital Partners Fund. From May 1988 to January 1992, Mr. Rose was President of Livingston Financial Group, an investor in turnaround opportunities in community banks.

Executive Officers

     On January 21, 1997, Joel E. Hyman became the Executive Vice President, Chief Financial Officer and Treasurer of the Bank and Regent. See "Executive Compensation" and "Employment Agreements." From 1993 to 1996, Mr. Hyman served as Executive Vice President, Chief Financial Officer and Treasurer of Farmers & Mechanics Bank in Middletown, Connecticut until that bank was acquired by Citizens Financial Group. From 1990 to 1993, Mr. Hyman served as Senior Vice President, Chief Financial Officer and Treasurer of Tolland Bank in Vernon, Connecticut. Prior thereto, he served in various officer-level capacities in the Financial Division of Connecticut Bank & Trust Co. in Hartford, Connecticut from 1977 to 1990.

     On April 14, 1997, Amanda V. Perkins began serving as Executive Vice President and Chief Lending Officer of the Bank. The Bank does not have an employment agreement with Ms. Perkins. From November 30, 1993 until immediately prior to her engagement by the Bank, Ms. Perkins served as Executive Vice President and Chief Credit Officer of Lafayette American Bank in Bridgeport, Connecticut. Prior thereto, Ms. Perkins was Senior Vice President and Deputy Chief Credit Officer of National Community Bank in West Paterson, New Jersey from January 1992 to November 1993.

     Barbara H. Teaford has served as President of Regent since April 1997 and, prior thereto, had served as the Executive Vice President and a director of Regent since 1986. She had also been the Executive Vice President and a director of the Bank since its inception, and the Secretary of Regent since 1990. From 1985 through 1987, Mrs. Teaford was Vice President and manager of the Southern Asset Based Lending District of The Philadelphia National Bank. From 1984 to 1985, she was a Vice President in the Regional Corporate Banking Division and, from 1981 to 1984, she was a Commercial Officer and Assistant Vice President in the Large Corporate Banking Division, both with The Philadelphia National Bank. From 1982 to 1986, she was a director and Secretary of the Board of Directors of the Central National Bank of Greencastle, Indiana. Mrs. Teaford is a member of the Board of Directors of a number of charitable and civic organizations, including the Pennsylvania Horticultural Society and the Settlement Music School.

Executive Compensation

     The following table sets forth the compensation for the years ended December 31, 1996, 1995 and 1994 of (i) each person who served at any time during 1996 as the chief executive officer of Regent and (ii) each other executive officer of Regent and the Bank whose salary exceeded $100,000 in the year ended December 31, 1996. No bonuses were paid to executive officers during 1996.

                                                 Summary Compensation Table
                                                    Annual Compensation
                                                ----------------------------
Name and Principal Position                     Year               Salary($)
---------------------------                     ----               ---------

John J. Lyons, President and Chief              1996                $  51,923
Executive Officer of the Bank (1)

Harvey Porter, President and Chief              1996                 $159,872
Executive Officer of Regent and                 1995                  175,672
the Bank (2)                                    1994                  164,479

David W. Ring, Chief Executive                  1996                 $ 55,500
Officer of Regent (3)                           1995                   65,000
                                                1994                   65,000

Barbara H. Teaford, Executive Vice              1996                 $110,692
President and Secretary of Regent               1995                  118,939
and the Bank (4)                                1994                  109,300

----------
(1) Mr. Lyons served as President and Chief Executive Officer of the Bank from September 1996 until April 14, 1997 when Mr. Goldstein became Chairman and Chief Executive Officer of the Bank. Mr. Lyons was compensated at the rate of $180,000 per year.

(2) Includes salary payment to Mr. Porter after his resignation in September 1996 for reasons of ill health. Mr. Porter will receive salary payments of $10,433 per month from the Bank through September 1997.

(3) Mr. Ring served as Chief Executive Officer of Regent from September 1996 until April 14, 1997 when Mr. Goldstein became President and Chief Executive Officer of Regent.

(4)  Mrs. Teaford became President of the Bank on April 14, 1997.

     There is no other annual compensation or long-term compensation that is required to be disclosed in the foregoing table.

Employment Agreements

     Compensation for Mr. Goldstein is paid pursuant to an employment agreement, the initial term of which is three years, and thereafter automatically extends on each anniversary of the effective date of his employment for successive one-year periods, subject to prior written notice of termination by Mr. Goldstein or the Bank, in each case no later than 90 days prior to the expiration of the then current term. Mr. Goldstein will receive an annual base salary of $200,000, which increases 15% each year, an annual bonus ranging from 25% to 50% of his annual base salary depending upon achievement of specified performance objectives, a signing bonus of $50,000, options to purchase 150,000 shares of Regent Common Stock and various other benefits, including the use of a Mercedes Benz E420 automobile and a housing allowance of $4,000 per month to assist Mr. Goldstein in establishing a residence in the Greater Philadelphia area. Mr. Goldstein is also entitled to change in control benefits of 2.99 times his annual salary and bonus in the event that, during the 270 days prior to or the 180 days subsequent to a Change in Control of Regent, or of the Bank if the Bank is a successor to Regent, Mr. Goldstein (i) resigns for Good Reason or within 180 days after a Change in Control, (ii) is terminated without Cause or
(iii) dies or becomes subject to a Permanent Disability, in each case as such capitalized term is defined in the agreement. The agreement with Mr. Goldstein provides for the continued payment of Mr. Goldstein's salary and provision of life, health and disability coverage for Mr. Goldstein and his eligible dependents for the lesser of the initial term of his employment, as provided in the agreement, or three years, in the event that the Bank terminates Mr. Goldstein's employment other than for Cause, as defined in the agreement.

     Compensation for Mrs. Teaford is paid pursuant to an employment agreement, the current term of which expires in May 1998, and thereafter automatically extends for successive one-year periods, subject to prior written notice of termination by Mrs. Teaford or Regent, in each case, no later than 90 days prior to expiration of the then current term. The agreement with Mrs. Teaford requires continuation of compensation for one year to the executive's spouse, issue or estate in the event of death, but does not provide for severance payments.

     Compensation for Joel E. Hyman, who became Executive Vice President, Chief Financial Officer and Treasurer of Regent and the Bank in January 1997, is paid pursuant to an employment agreement dated as of January 21, 1997 among Regent, the Bank and Mr. Hyman, the initial term of which is three years, and thereafter automatically extends on each anniversary of his employment for successive one-year periods, subject to prior written notice of termination by Mr. Hyman or the Bank, in each case no later than 90 days prior to the expiration of the then current term. The agreement provides for an initial annual salary at the rate of $110,000, options to purchase 25,000 shares of Regent Common Stock and various other benefits. Mr. Hyman is also entitled to change in control benefits of 2.99 times his annual salary plus any discretionary bonus paid during the preceding 12 months in the event that, during the 270 days prior to or the 180 days subsequent to a Change in Control of Regent, or of the Bank if the Bank is a successor to Regent, Mr. Hyman resigns for Good Reason, is terminated without Cause or dies or becomes subject to Permanent Disability, in each case as such capitalized term is defined in the agreement. The agreement with Mr. Hyman provides for the continuation of Mr. Hyman's salary and employee benefits for the term of employment in the event that the Bank terminates Mr. Hyman's employment other than for Cause, as defined in the agreement.

     During the year ended December 31, 1996, Regent did not grant any stock options to any executive officer named in the Summary Compensation Table, nor did any such officer exercise any op-tions held during 1996. At December 31, 1996, no executive officer named in the Summary Compensation Table held any stock option or warrant to purchase any securities of Regent.

1997 Equity Incentive Plan

     The Board of Directors of Regent adopted the Plan on March 26, 1997 and the holders of Regent Common Stock and Series A Stock adopted the Plan on May 28, 1997. The purpose of the Plan is to further the growth, development and financial success of Regent and the Bank by enhancing the ability of Regent and the Bank to attract and retain highly qualified directors, officers, employees and consultants, to compensate them for their services to Regent and the Bank, as the case may be, and, in so doing, to strengthen the alignment of the interests of such individuals with the interests of Regent's stockholders through ongoing ownership of Regent's Common Stock.

     The Plan provides for the grant of non-qualified stock options (the "Options") to purchase an aggregate of 380,000 shares of Regent Common Stock to directors, officers, employees and consultants of Regent and/or the Bank. The number of persons who are eligible to participate in the Plan is currently 15.

     The following table sets forth grants of Options made under the Plan as of April 30, 1997;

                                NEW PLAN BENEFITS

                                                    Exercise Price         Number of Shares
          Name and Position                           Per Share           Underlying Options
          -----------------                           ---------           ------------------
Robert B. Goldstein, President and Chief                 $6.75                 150,000
  Executive Officer of Regent; Chairman
  of the Board and Chief Executive
  Officer of the Bank

Joel E. Hyman, Executive Vice President,                  6.75                  25,000
  Chief Financial Officer and Treasurer
  of Regent and the Bank

Executive Officers as a Group(1)                          6.75                 175,000

Non-Executive Director Group                              6.75                  50,000

Non-Executive Officer Employee                            6.75                  45,000
  Group

--------------

(1) In addition to the grants shown in the foregoing table, Options to purchase an aggregate of 75,000 shares of Regent Common Stock at a per share exercise price of $6.75 have been reserved for grant to Barbara H.
     Teaford, Amanda V. Perkins and certain other Bank officers, subject to the satisfaction of certain conditions precedent.

     Appropriate adjustments to outstanding Options and to the number or kind of shares subject to the Plan are provided for in the event of a stock split, reverse stock split, stock dividend, share combination or reclassification and certain other types of corporate transactions involving Regent, including a merger or a sale of all or substantially all of the assets of Regent.

     The Plan is currently administered by the Board of Directors of Regent. The Board of Directors of Regent may, from time to time, appoint a committee to administer the Plan. The Board of Directors or such committee (collectively, the "Board") has the power to determine the persons to whom Options will be granted, the number of Options to be granted, the timing of such grant and the terms of exercise of such Options, interpret the Plan, decide all questions of fact arising in its application and make all other determinations necessary or advisable for the administration of the Plan.

Options

     The exercise price of Options granted under the Plan will be set by the Board and may not be less than 100% of the fair market value per share of Regent Common Stock on the date that the Option is granted, but in no event less than the par value of the Common Stock.

     Options will be evidenced by written agreements in such form not inconsistent with the Plan as the Board shall approve from time to time. Each agreement will state the period or periods of time within which the Option may be exercised. The Board may accelerate the exercisability of any Options upon such circumstances and subject to such terms and conditions as the Board deems appropriate. Unless the Board accelerates exercisability, or the terms of an employment agreement among Regent, the Bank and the particular individual provide otherwise, no Option that is unexercisable at the time of the optionee's termination of service as a director, officer, employee or consultant of Regent or the Bank may thereafter become exercisable. No Option may be exercised after five years from the date of grant. If an Option expires or is canceled for any reason without having been fully exercised or vested, the number of shares subject to such Option that had not been purchased or become vested may again be made subject to an Option under the Plan.

     The option price must be paid in full at the time of exercise unless otherwise determined by the Board. Payment must be made in cash, in shares of Regent Common Stock valued at their then fair market value, or a combination thereof, as determined in the discretion of the Board. It is the policy of the Board that any taxes required to be withheld must also be paid at the time of exercise. The Board may, in its discretion, allow an optionee to enter into an agreement with Regent's transfer agent or a brokerage firm of national standing whereby the optionee will simultaneously exercise the Option and sell the shares acquired thereby and either Regent's transfer agent or the brokerage firm executing the sale will remit to Regent from the proceeds of sale the exercise price of the shares as to which the Option has been exercised as well as the required amount of withholding.

Amendment or Termination

     The Plan will remain in effect until all Options granted under the Plan have been satisfied by the issuance of shares, except that no Options may be granted under the Plan after March 25, 2007. The Board may terminate, modify, suspend or amend the Plan at any time, subject to any required stockholder approval or any stockholder approval that the Board may deem to be advisable for any reason, such as for the purpose of obtaining or retaining any statutory or regulatory benefits under tax, securities or other laws or satisfying any applicable stock exchange listing requirements. No modification, amendment or termination of the Plan will alter or impair any rights or obligations under any outstanding Option without the consent of the optionee. No Option may be granted during any period of suspension nor after termination of the Plan.

Federal Income Tax Consequences

     The Plan is not a qualified plan under Section 401(a) of the Code and the Options are not intended to qualify as incentive stock options within the meaning of Section 422 of the Code. The following description, which is based on existing laws, sets forth generally certain of the federal income tax consequences of Options granted under the Plan. This description may differ from the actual tax consequences of participation in the Plan.

     An optionee will not recognize income for federal income tax purposes upon the receipt of a Option, nor will Regent be entitled to any deduction on account of such grant. Such optionee will recognize ordinary taxable income for federal income tax purposes at the time of exercise of the Option in the amount by which the fair market value of such shares then exceeds the option price times the number of shares acquired. When the optionee disposes of the shares acquired upon exercise of the Option, the optionee will generally recognize capital gain or loss equal to the difference between (i) the amount received upon disposition of the shares and (ii) the sum of the option price and any amount included in the optionee's income when the Option was exercised. Such gain will be long-term or short-term depending upon whether the shares were held for at least one year after the date of exercise.

     Under current law, any gain realized by an optionee, other than long-term capital gain, is taxable at a maximum federal income tax rate of 39.6%. Long-term capital gain is taxable generally at a maximum federal income tax rate of 28%.

     Regent generally will be entitled to a tax deduction, subject to the provisions of Section 162(m) of the Code, in connection with Options under the Plan in an amount equal to the ordinary income realized by the optionee at the same time and in the same amount as the optionee is considered to have realized compensation by reason of exercise of the Option.

     On April 16, 1997, Regent, granted Options to certain officers, employees and directors under the Plan, including the following directors and executive officers: John J. Lyons, 50,000 shares; Robert B. Goldstein, 150,000 shares and Joel E. Hyman, 25,000 shares. The Options granted under the Plan will vest in three equal annual installments beginning on the first anniversary after the date of grant. The exercise price of such Options is $6.75 per share, the closing price of Regent Common Stock on the date of grant.

Director Compensation

     Regent pays its non-employee directors an annual retainer of $7,500, and the Bank pays its non-employee directors an annual retainer of $3,600 and a fee of $350 for each Board meeting of the Bank attended.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of May 31, 1997 the amount and percentage of the outstanding Regent Common Stock and Regent Series A Convertible Preferred Stock ("Series A Stock"), Regent's only voting securities, beneficially owned by
(i) each person who is known by Regent to own beneficially more than 5% of the outstanding Regent Common Stock or the outstanding Series A Stock, (ii) each director of Regent, (iii) each executive officer named in the Summary Compensation Table and (iv) all executive officers and directors of Regent as a group.

                                                         Common Stock                       Series A Stock
                                             -----------------------------------   ---------------------------------
                                             Amount and Nature                       Amount and Nature
                                              of Beneficial          Percent          of Beneficial       Percent
Name and Address                               Ownership(1)         of Class(1)         Ownership         of Class
----------------                               ------------         -----------         ---------         --------
Abraham L. Bettinger                             82,750(2)              6.6%           4,500(3)             1.0%
845 3rd Avenue
New York, NY 10022

O. Francis Biondi                               132,125(4)             10.5            8,433                1.8
P.O. Box 1347
Wilmington, DE 19801-1347

Harvey Porter                                   123,808(5)              9.9           11,833(6)             2.6
c/o Regent National Bank
1430 Walnut Street
Philadelphia, PA 19102

David W. Ring                                   164,308(7)             13.1           12,433                2.7
c/o Regent National Bank
1430 Walnut Street
Philadelphia, PA 19102

Barbara H. Teaford                               82,375(8)              6.6            7,600                1.7
c/o Regent National Bank
1430 Walnut Street
Philadelphia, PA 19102

Robert B. Goldstein                                --  (9)               --               --                 --

John J. Lyons                                       200(10)              *                --                 --

John W. Rose                                       --  (11)              --               --                 --

All Directors and Executive Officers
 as a Group (9 persons)                         593,748(12)            33.2           52,981               11.9

-------------
* Less than 1%.

(1) Includes shares currently issued and outstanding and shares issuable upon conversion of Series A Stock and Regent Series E Convertible Preferred Stock ("Series E Stock"). Each share of Series A Stock and Series E Stock is convertible into one share of Regent Common Stock.

(2) Includes 44,131 shares and 150 shares into which shares of Series E Stock are convertible owned by the Trustees of Bettinger & Leech, Inc. Profit Sharing Plan of which Mr. Bettinger is a Trustee; 13,658 shares owned by the Trustees of Bettinger & Leech, Inc. Money Purchase Plan of which Mr. Bettinger is a Trustee; 7,099 shares and 300 shares into which shares of Series E Stock are convertible owned by Bettinger & Leech Financial Corp. of which Mr. Bettinger is a principal and 17,412 shares owned by Bettinger & Leech, Inc. of which Mr. Bettinger is a principal. Mr. Bettinger shares voting and investment power with respect to these shares.

(3) Includes 1,500 shares owned by the Bettinger & Leech, Inc. Profit Sharing Plan and 3,000 shares owned by Bettinger & Leech Financial Corp.

(4) Includes 11,166 shares owned by Mr. Biondi's wife as to which Mr. Biondi disclaims beneficial ownership; 9,771 shares owned by O. Francis Biondi, Trustee for Mary Biondi, daughter; 9,772 shares owned by O. Francis Biondi, Trustee for O. Francis Biondi, Jr., son and 3,372 shares into which shares of Series E Stock owned by Mr. Biondi are convertible.

(5) Of these shares, 44,840 shares are owned jointly by Mr. Porter and his wife and 65,952 shares are owned by Mr. Porter's wife as trustee of Trust Under Deed dated 2/28/94 for the benefit of Mr. Porter's wife. Also includes 290 shares and 893 shares into which shares of Series E Stock owned by Mr. Porter and his wife, respectively, are convertible. Mr. Porter and his wife share voting and investment power with respect to all shares owned jointly.

(6) Of these shares, 2,900 shares are owned jointly by Mr. Porter and his wife and 8,933 shares are owned by Mr. Porter's wife as trustee of Trust Under Deed dated 2/28/94 for the benefit of Mr. Porter's wife. Mr. Porter and his wife share voting and investment power with respect to all shares owned jointly.

(7) Includes 4,972 shares into which shares of Series E Stock owned by Mr. Ring are convertible.

(8) Mrs. Teaford and her husband, Stephen D. Teaford, own all of the shares set forth in this table as tenants by the entireties and share voting and investment power with respect to all such shares; includes 3,040 shares into which shares of Series E Stock owned by Mr. and Mrs. Teaford are convertible.

(9) Mr. Goldstein has an option to purchase 150,000 shares at $6.75 per share, none of which options is currently exercisable or included in the table. In addition, the table does not reflect the ownership by Mr. Goldstein and his wife of 59,000 shares of Common Stock ("Bank Common Stock") of the Bank, which are exchangeable for Regent Common Stock, at the discretion of Regent, following the satisfaction of certain conditions currently not satisfied, at the rate of 1.41666 shares of Regent Common Stock for each share of Bank Common Stock held.

(10) Mr. Lyons has an option to purchase 50,000 shares at $6.75 per share, none of which options are currently exercisable or included in the table. In addition, the table does not reflect the ownership by Mr. Lyons and his wife of an aggregate of 29,412 shares of Bank Common Stock, which are exchangeable for Regent Common Stock, at the discretion of Regent, follow-ing the satisfaction of certain conditions not currently satisfied, at the rate of 1.41666 shares of Regent Common Stock for each share of Bank Common Stock held.

(11) The table does not reflect the ownership by Castle Creek Capital Partners Fund-I, of which Mr. Rose is a general partner, of 110,000 shares of Bank Common Stock, which are exchangeable for Regent Common Stock, at the discretion of Regent, following the satisfaction of certain conditions not currently satisfied, at the rate of 1.41666 shares of Regent Common Stock for each share of Bank Common Stock held.

(12) Includes 52,981 shares of Regent Common Stock into which shares of Series A Stock owned by such persons are convertible and 16,446 shares of Regent Common Stock into which shares of Series E Stock owned by such persons are convertible. Such persons, in the aggregate, hold options to purchase 225,000 shares at $6.75 per share, none of which is currently exercisable or included in the table. In addition, the table does not reflect the ownership by such persons of an aggregate of 216,059 shares of Bank Common Stock, which are exchangeable for Regent Common Stock, at the discretion of Regent, following the satisfaction of certain conditions not currently satisfied, at the rate of 1.41666 shares of Regent Common Stock for each share of Bank Common Stock held.

     The 1,120,000 shares of Bank Common Stock sold in the Bank Offering are exchangeable in the aggregate for 1,586,659 shares of Regent Common Stock, which will represent approximately 46.3% of the 3,424,490 shares of Regent Common Stock outstanding after the exchange of all of the outstanding Bank Common Stock for Regent Common Stock and the conversion of all outstanding shares of Regent Preferred Stock into Regent Common Stock.


                              CERTAIN TRANSACTIONS

     On October 7, 1996, in connection with the Bank's capital plan required by the Regulatory Agreement with the OCC, Regent sold an aggregate of 148,148 shares of Regent Common Stock at $6.75 per share to four Regent Directors in a private placement pursuant to Section 4(2) of the Act as follows: Harvey Porter (37,037 shares), David W. Ring (59,259 shares), Abraham L. Bettinger (14,185 shares) and O. Francis Biondi (37,037 shares). The aggregate net proceeds of $1 million from this sale were contributed to the capital of the Bank.

     Stephen D. Teaford, the husband of Barbara H. Teaford, the President of the Bank, is a partner in the law firm of Duane, Morris & Heckscher LLP, to which Regent and the Bank paid legal fees of approximately $403,000 in 1996.

     During 1996, Regent paid insurance premiums of approximately $114,000 to Harry David Zutz Insurance, Inc., of which firm Harry D. Zutz, a director of Regent from 1989 to May 28, 1997 and a director of the Bank, is Chairman of the Board and a principal stockholder.

     During 1996, Regent paid legal fees of approximately $87,000 to the law firm of Morris, Nichols, Arsht & Tunnell, of which firm, O. Francis Biondi, a director of Regent, has been a senior partner for many years.

     During 1996, Regent paid consulting fees of approximately $78,000 to Bettinger & Leech, Inc., of which firm Abraham L. Bettinger, a director of Regent, is a principal.

     As of December 31, 1996, the Bank had outstanding loans to various officers, directors and advisory directors of Regent and the Bank and their families and various entities of which such persons are directors and officers. Such loans were made in the ordinary course of the Bank's business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties, and did not involve more than the normal risk of collectibility or present other unfavorable features, except for the Funston loan described below.

     Lance T. Funston, a director of Regent from 1986 to May 28, 1997, and his wife are indebted to the Bank pursuant to a loan the outstanding principal amount of which was approximately $701 thousand at May 31, 1997. The Funstons' borrowing originated at $850,000 in November 1989 as a secured term loan for business purposes. The loan is secured by a second mortgage lien against their personal residence for which equity available to the Bank (based on a 1994 MAI Appraisal) exceeded $1.2 million. The interest rate, collateral margin and balance requirements conform to normal Bank standards.

     On March 31, 1997, Joel E. Hyman, Executive Vice President, Chief Financial Officer and Treasurer of Regent and the Bank, and his wife jointly purchased 8,182 shares of Regent Series A Stock for an aggregate purchase price of $53,183.

     On April 16, 1997, the Bank sold 1,120,000 shares of Bank Common Stock at a price of $8.50 per share in the Bank Offering for which Keefe, Bruyette & Woods, Inc. served as the Bank's Placement Agent. The purchasers included Robert B. Goldstein, Chairman of the Board, Chief Executive Officer and a Director of the Bank and President, Chief Executive Officer and a Director of Regent since April 14, 1997, and his wife, who purchased 59,000 shares of Bank Common Stock for an aggregate purchase price of $501,500; John J. Lyons, President and Chief Executive Officer from September 1996 until April 14, 1997, a Director of the Bank from September 1996 until May 28, 1997 and a Director of Regent since May 28, 1997 , and his wife, who purchased an aggregate of 29,412 shares of Bank Common Stock for an aggregate purchase price of $250,002; Joel E. Hyman, Executive Vice President, Chief Financial Officer and Treasurer of Regent and the Bank, and his wife, who purchased an aggregate of 17,647 shares of Bank Common Stock for an aggregate purchase price of $150,000 and Castle Creek Capital Partners Fund-I, of which John W. Rose, a Director of Regent, is a general partner, which purchased 110,000 shares of Bank Common Stock for an aggregate purchase price of $935,000.


                              PLAN OF DISTRIBUTION

     Of the 2,179,697 shares of Regent Common Stock being registered hereby 1,586,659 shares are issuable to the holders of Bank Common Stock who purchased their shares in the Bank Offering and 593,038 shares are issuable to the holders of Regent Preferred Stock upon the conversion thereof into shares of Regent Common Stock. The Bank Common Stock sold in the Bank Offering was offered to accredited investors subject to a mandatory exchange for Regent Common Stock, at the discretion of Regent, at any time after (i) the average of the closing bid price for Regent Common Stock has equaled or exceeded $12 per share for 15 consecutive trading days and (ii) Regent Common Stock issuable in exchange for the Bank Common Stock has been registered under the Act. The rate of exchange of Regent Common Stock for Bank Common Stock is 1.41666 shares of Regent Common Stock for one share of Bank Common Stock. The exchange ratio was established based upon the book value of the Bank Common Stock at April 1, 1997, the market price of Regent Common Stock on such date, the market's ability to absorb Regent's securities, the volume of trading of Regent Common Stock and other relevant factors, including consultation with Keefe, Bruyette & Woods, Inc., Regent 's and the Bank's financial advisor.

     Shares of Regent Series A and Series E Stock are convertible into shares of Regent Common Stock on a share-for-share basis and each share of Series B, Series C and Series D Convertible Preferred Stock is convertible into 1.177 shares of Regent Common Stock.

     Regent will not receive any cash proceeds from the offering of the shares of Regent Common Stock that are issued in exchange for Bank Common Stock or upon conversion of Regent Preferred Stock.

     The estimated costs of the offering made hereby is $100,000, which cost shall be borne by Regent.


                          DESCRIPTION OF CAPITAL STOCK

General

     The following description of the terms of Regent's capital stock does not purport to be a complete description and is subject to and qualified in its entirety by reference to Regent's Certificate of Incorporation, the Certificate of Designation relating to the Regent Preferred Stock and the provisions of New Jersey law. Regent is authorized pursuant to its Certificate of Incorporation to issue 15,000,000 shares of capital stock, of which 10,000,000 shares are Regent Common Stock and 5,000,000 shares are Regent Preferred Stock.

Regent Common Stock

     Regent is authorized to issue up to 10,000,000 shares of Regent Common Stock, $.10 par value per share, of which 1,244,793 shares were outstanding as of the close of business on March 31, 1997. Each outstanding share of Regent Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of Regent's stockholders. Holders of Regent Common Stock do not have cumulative voting rights with respect to elections of directors of Regent.

     The holders of Regent Common Stock (i) have equal and ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Regent, (ii) are entitled to share ratably in all of the assets of Regent available for distribution to holders of Regent Common

Stock upon liquidation, dissolution or winding up of the affairs of Regent; and (iii) do not have preemptive or redemption provisions applicable thereto. See "Regent Stock Information -- Dividend Policy."

Regent Preferred Stock

     Regent is authorized to issue up to 5,000,000 shares of Regent Preferred Stock, par value $.10 per share, in one or more series, with such designations and such relative voting, dividend, liquidation, conversion and other rights, preferences and limitations as shall be set forth in the Certificates of Des-ignation relating thereto as adopted by Regent's Board of Directors.

     As of March 31, 1997, the five series of Regent Preferred Stock, par value $.10 per share, created by the Board of Directors of Regent and the number of authorized and outstanding shares, respectively, of each such series was as follows: (i) 1,000,000 authorized shares of Series A Stock of which 443,436 shares were outstanding; (ii) 500,000 authorized shares of Series B Convertible Preferred Stock ("Series B Stock") of which 3,790 shares were outstanding; (iii) 500,000 authorized shares of Series C Convertible Preferred Stock ("Series C Stock") of which 3,025 shares were outstanding; (iv) 500,000 authorized shares of Series D Convertible Preferred Stock ("Series D Stock") of which 3,280 shares were outstanding and (v) 500,000 authorized shares of Series E Stock of which 93,379 shares were outstanding.

     The following is a brief description of the terms of the Regent Preferred Stock, which does not purport to be complete and is subject to and qualified in its entirety by reference to Regent's Certificate of Incorporation, the Certificates of Designation relating to the Regent Preferred Stock and New Jersey law.

     Dividends

     The holders of Series A Stock are entitled to receive preferred stock dividends, payable annually in shares of Series E Stock, in that amount as is equal to 10% of the number of shares of Series A Stock owned at the respective record dates. The holders of Series A Stock received stock dividends paid in shares of Series B Stock in 1990, Series C Stock in 1991, Series D Stock in 1992 and Series E Stock in 1993 and subsequent years.

     The holders of Regent Preferred Stock are also entitled to receive cash dividends on a noncumulative basis when, as and if declared by the Board of Directors of Regent. See "Regent Stock Information -- Dividend Policy."

     Optional Redemption

     The outstanding shares of Regent Preferred Stock are redeemable in whole or in part at the option of Regent at a price of $10 per share plus any accrued but unpaid dividends.

     If less than all of the outstanding shares of Regent Preferred Stock not previously called for redemption are to be redeemed, Regent will select those to be redeemed pro rata or by lot or in such other manner as the Board of Directors of Regent may determine. There is no mandatory redemption or sinking fund obligation with respect to the Regent Preferred Stock.

     In the event that Regent exercises its right of redemption, notice of redemption must be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Regent Preferred Stock to be redeemed at the address thereof as shown on the books of Regent. On and after the redemption date, dividends cease (except for any declared but unpaid dividends) on shares of Regent Preferred Stock called for redemption and all rights of the holders of such shares terminate except the right to receive the redemption price, unless Regent defaults in the payment of the redemption price.

     Conversion Rights

     The shares of Regent Preferred Stock are convertible, at the option of the holder at any time prior to the close of business on the date fixed for any redemption called by Regent (unless Regent shall default in making the payment due upon redemption), as follows: (i) each outstanding share of Series A Stock and Series E Stock is convertible into one share of Regent Common Stock and (ii) each outstanding share of Series B, Series C and Series D Stock is convertible into 1.177 shares of Regent Common Stock.

     The conversion rate is subject to adjustment in the manner provided in Regent's Certificate of Incorporation and in the Certificates of Designation relating to Regent's Preferred Stock in the event of: (i) payment of certain stock dividends, stock split-ups or combinations or other similar recapitalizations or (ii) the issuance of certain rights or warrants to holders of Regent Common Stock entitling them to subscribe for or purchase Regent Common Stock at a price less than the then current market price therefor, as defined in Regent's Certificate of Incorporation and in the Certificates of Designation relating to Regent's Preferred Stock, at the time of issuance. No adjustment in the conversion rate is required unless it would result in at least a 1% increase or decrease in that rate; however, any adjustment not made is carried forward.

     In case of any consolidation or merger of Regent with or into any other corporation or any sale or transfer of all or substantially all of the assets of Regent, Regent or any successor corporation is required to make provision so that any holder of Regent Preferred Stock will be entitled, after the occurrence of any such event, to receive on conversion the consideration that the holder of Regent Preferred Stock would have received had the holder converted the Regent Preferred Stock into Regent Common Stock immediately prior to the occurrence of the event.

     Voting Rights

     The holders of Series A Stock have full non-cumulative voting rights, share for share, with Regent Common Stock and any other class or series of Regent's stock which at any time may have general voting power with Regent Common Stock concerning any matter submitted to a vote of stockholders.

     The approval of the holders of at least two-thirds of the shares of Series A Stock then outstanding is required to amend, alter or repeal any of the provisions of Regent's Certificate of Incorporation or the Certificate of Designation relating to the Series A Stock or to authorize any reclassification of Series A Stock, in either case so as to affect adversely the preferences, special rights or powers of Series A Stock, either directly or indirectly or through a merger or consolidation with any corporation, or to authorize any capital stock of Regent ranking, either as to the payment of dividends or upon liqui-dation, dissolution or winding up of Regent, prior to the Series A Stock.
The approval of the holders of at least a majority of the outstanding shares of Series A Stock, voting as a class, is required to increase the authorized number of shares of Series A Stock or to create, or increase the authorized number of shares of, any other class of stock of Regent ranking on a parity with the Series A Stock as to dividends or upon liquidation, dissolution, or winding up of Regent.

     The holders of shares of Series B Stock, Series C Stock, Series D Stock and Series E Stock are not entitled to any voting rights on any matter, except as required by applicable law.

     Liquidation Rights

     The holders of Regent Preferred Stock are entitled to receive $10 per share (plus any accrued and unpaid dividends) before any distribution is made to holders of Regent Common Stock or any other junior stock of Regent in the event of the dissolution, liquidation or winding up of Regent. If, in any such event, the assets of Regent distributable among the holders of Regent Preferred Stock or any capital stock of Regent ranking on par with the Regent Preferred Stock are insufficient to permit full payment of such liquidation preference, the holders of Regent Preferred Stock and of any capital stock of Regent ranking on a par with Regent Preferred Stock will be entitled to ratable distribution of Regent's available assets in accordance with the respective amounts that would be payable to such holders if the liquidation preferences payable in respect of such shares were paid in full. A consolidation, merger or sale of all or substantially all of the assets of Regent is not considered a liquidation, dissolution or winding up for this purpose.

Limitation of Liability

     Article VIII of Regent's By-laws requires that Regent indemnify its officers and directors, including former officers and directors, and permits Regent to indemnify its employees and agents, to the full extent permitted by the New Jersey Business Corporation Act (the "NJBCA") and to pay and advance expenses for matters covered by indemnification to the full extent permitted by the NJBCA.

     Section 14A:3-5 of the NJBCA gives a corporation the power, without a specific authorization in its certificate of incorporation or by-laws, to indemnify a director, officer, employee or agent (collectively, an "Agent") against expenses and liabilities incurred in connection with certain proceedings, involving the Agent by reason of his or her being or having been such an Agent, provided that with regard to a proceeding other than one by or in the right of the corporation, the Agent must have acted in good faith and in a manner the Agent reasonably believed to be in or not opposed to the best inter-ests of the corporation and, with respect to any criminal proceeding, such Agent had no reasonable cause to believe his or her conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent does not of itself create a pre-sumption that any such Agent failed to meet the applicable standards of conduct. The indemnification provided by the NJBCA does not exclude any rights to which an Agent may be entitled under a certificate of incorporation, by-law, agreement, vote of stockholders or otherwise. No indemnification, other than that required when an Agent is successful on the merits or otherwise in any of the above proceedings, shall be allowed if such indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law or a resolution of the board of directors or of the stockholders, an agreement or other proper corporate action in effect at the time of the accrual of the alleged cause of action which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which an Agent may be entitled.

     Regent provides liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of Regent up to an aggregate of $5 million inclusive of defense costs, expenses and charges.

     In addition, as permitted by the NJBCA, Article Seventh of Regent's Certificate of Incorporation provides that no director of Regent shall incur personal liability to Regent or its stockholders for damages for breach of any duty owed to Regent or its stockholders; provided, however, that this provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to Regent or its stockholders; (ii) acts or omissions not in good faith or which involve a knowing violation of law or
(iii) any transaction from which the director derived an improper personal benefit.

     The employment agreements among Regent, the Bank and each of Robert B. Goldstein and Joel E. Hyman (individually, the "Executive") include a provision providing for indemnification to the fullest extent permitted by law, for any and all liabilities to which the Executive or his estate may be subject as a result of, in connection with or arising out of his service as an employee, an officer or a director of Regent or the Bank under such employment agreement or his service as an employee, officer or director of another enterprise at the request of Regent or the Bank, as well as the costs and expenses, including attorneys' fees, of any legal action brought or threatened to be brought against the Executive or Regent or the Bank as a result of, in connection with or arising out of such employment. In addition, each employment agreement further provides that Regent and the Bank will advance professional fees and disbursements to the Executive in connection with any such legal action, provided that the Executive delivers to Regent and the Bank his undertaking to repay any expenses so advanced in the event it is ultimately determined that the Executive is not entitled to indemnification against such expenses. Expenses reasonably incurred by the Executive in successfully establishing the right to indemnification or advancement of expenses, in whole or in part, under such employment agreements, shall also be indemnified by Regent and the Bank. The Executive is also entitled to the full protection of any insurance policies which Regent or the Bank may elect to maintain generally for the benefit of their respective directors and officers. The rights granted under such employment agreements survive the termination of such agreements.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling Regent pursuant to the foregoing provisions, Regent has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Transfer Agent

     The transfer agent and registrar for Regent's Common Stock and Preferred Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, NY 10004.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

     The consolidated financial statements of Regent and its subsidiary, Regent National Bank, and the related consolidated statements of operations, shareholders' equity and cash flows, have been audited and reported on by Arthur Andersen LLP, independent certified public accountants, for the four years ended December 31, 1995 and by Grant Thornton LLP, independent certified public accountants, for the year ended December 31, 1996, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

     The validity of the issuance of the shares of Regent Common Stock registered hereby will be passed upon for Regent by Duane, Morris & Heckscher LLP, Philadelphia, Pennsylvania. Stephen D. Teaford, a partner in the law firm of Duane, Morris & Heckscher LLP, is the husband of Barbara H. Teaford, the President of the Bank. As of April 24, 1997, partners of the law firm of Duane, Morris & Heckscher LLP owned 85,375 shares of Regent's Common Stock, 15,782 shares of Series A Stock and 3,040 shares of Series E Stock.


                              AVAILABLE INFORMATION

     Regent is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act"), and in accordance therewith files reports and other information with the Commission. Certain information, as of particular dates, concerning the directors and officers of Regent, their remuneration and certain other benefits, the principal holders of Regent's securities and any material interest of such persons in transactions with Regent is disclosed in reports filed with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy information statements and other information regarding registrants at the following address:
(http://www.sec.gov). Regent Common Stock is quoted on the Nasdaq Small-Cap Market. Reports, proxy statements and other information concerning Regent can be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

     Regent furnishes its stockholders with annual reports containing financial statements and an opinion thereon expressed by Regent's independent auditors and with quarterly reports for the first three quarters of each year containing unaudited financial information.

     Regent has filed with the Commission, Washington, D.C. 20549, a Registration Statement under the Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to Regent and the Common Stock offered hereby, reference is made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                          Page
                                                                          ----

Report of Independent Certified Public Accountants....................     77

Report of Independent Certified Public Accountants....................     78

Consolidated Balance Sheets as of December 31, 1996
   and 1995 and as of March 31, 1997 (Unaudited)......................     79

Consolidated Statements of Operations for the years ended
   December 31, 1996, 1995 and 1994 and for the three months
   ended March 31, 1997 and 1996 (Unaudited)..........................     80

Consolidated Statements of Shareholders' Equity for the years ended December 31, 1996, 1995 and 1994 and for the
   three months ended March 31, 1997 and 1996 (Unaudited).............     81

Consolidated Statements of Cash Flow for the years ended
   December 31, 1996, 1995 and 1994 and for the three months
   ended March 31, 1997 and 1996 (Unaudited)..........................     82

Notes to Consolidated Financial Statements............................     83

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Regent Bancshares Corp.

     We have audited the accompanying consolidated balance sheet of Regent Bancshares Corp. (a New Jersey corporation) and subsidiary (the Bank) as of December 31, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As discussed in Note 3 to the consolidated financial statements, Bank's Tier 1 leverage ratio, as defined by the Office of the Comptroller of the Currency (OCC), of 5.65% was below the 6.5% specified under the Regulatory Agreement entered into between the Bank and the OCC. The Bank has filed, and the OCC has accepted, a capital plan for attaining the required level of regulatory capital.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regent Bancshares Corp. and subsidiary as of December 31, 1996, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with generally accepted accounting principles.




GRANT THORNTON LLP


Philadelphia, Pennsylvania
March 27, 1997 (except for Note 18, as to which
                the date is March 31, 1997)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Regent Bancshares Corp.:

     We have audited the accompanying consolidated balance sheet of Regent Bancshares Corp. (a New Jersey corporation) and subsidiary as of December 31, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended and for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 3 and Note 5, the Bank recognized a loss from operations for the year ended December 31, 1995 primarily as a result of a substantial increase in the provision for loan losses associated with its insurance premium finance loan portfolio. As a result, the Bank did not meet the Tier 1 leveraged capital requirement established by the Office of the Comptroller of the Currency (OCC) for the Bank under the OCC's discretionary authority. Additionally, on a consolidated basis, the parent company's Tier 1 leveraged capital ratio amounts to 4%, which equals the minimum legal requirement. Failure to meet minimum capital requirements can result in the regulators initiating certain actions that, if undertaken, could have a direct material effect on the Bank's financial statements. Such actions are presently uncertain and, accordingly, no adjustments have been made in the accompanying financial statements.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regent Bancshares Corp. and subsidiary as of December 31, 1995, and the results of their operations and their cash flows for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.

     As described in Note 2 of the consolidated financial statements, the Company changed its method of accounting for investments in debt and equity securities.


ARTHUR ANDERSEN LLP


Philadelphia, Pennsylvania
May 23, 1996

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                                             December 31,
                                                                                 March 31, 1997          1996             1995
                                                                                 --------------      ------------    --------------
                                                                                  (Unaudited)
ASSETS
Cash and due from banks                                                           $   3,707,526     $   4,409,674     $   6,857,498
Overnight investments                                                                 8,980,028         5,083,790           308,563
                                                                                  -------------     -------------     -------------
   Cash and cash equivalents                                                         12,687,554         9,493,464         7,166,061
Investment securities available for sale                                             31,302,835        30,469,710        47,477,880
Investment securities held to maturity (market value of
   $70,885,151, $73,250,139 and $89,895,504, respectively)                           72,676,922        75,082,982        91,244,148
Mortgage loans held for sale                                                               --                --          12,873,725
Loans, net of unearned interest and fees                                             75,192,000        85,069,171       105,910,034
   Less: Allowance for loan losses                                                   (2,274,511)       (3,059,773)       (6,500,882)
                                                                                  -------------     -------------     -------------
      Net loans                                                                      72,917,489        82,009,398        99,409,152
                                                                                  -------------     -------------     -------------
Accrued interest receivable                                                           1,521,721         1,362,276         1,739,969
Premises and equipment, net                                                             628,512           695,874           704,487
Prepaid expenses and other assets                                                     1,003,889         2,790,522         1,896,639
                                                                                  -------------     -------------     -------------
      Total assets                                                                $ 192,738,922     $ 201,904,226     $ 262,512,061
                                                                                  =============     =============     =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
   Demand deposits                                                                $   9,767,455     $  10,986,013     $  12,621,000
   Interest bearing:
      NOW and money market                                                            7,088,984         6,583,384         7,623,514
      Savings                                                                        43,754,891        47,830,169        50,602,549
      Certificates of deposit                                                       116,544,449       119,726,797       125,284,579
                                                                                  -------------     -------------     -------------
         Total deposits                                                             177,155,779       185,126,363       196,131,642
Advances from Federal Home Loan Bank of Pittsburgh                                      200,312           202,621        43,655,302
Subordinated debentures                                                               2,750,000         2,750,000         2,750,000
Accrued interest payable                                                              3,665,146         4,792,911         5,310,396
Other liabilities                                                                     1,005,087           899,614         4,311,365
                                                                                  -------------     -------------     -------------
      Total liabilities                                                             184,776,324       193,771,509       252,158,705
                                                                                  -------------     -------------     -------------
Commitments and contingencies
Shareholders' equity:
   Preferred stock, $.10 par value, 5,000,000 shares authorized Series A,
   443,436, 441,272 and 484,032 shares issued and out-
      standing; entitled to $4,434,360 in involuntary liquidation                        44,344            44,127            48,403
    Series B, 3,790, 3,820 and 4,270 shares issued and outstanding;
      entitled to $37,900 in involuntary liquidation                                        379               382               427
    Series C, 3,025, 3,025 and 3,485 shares issued and outstanding;
      entitled to $30,250 in involuntary liquidation                                        303               303               349
    Series D, 3,280, 3,280 and 3,790 shares issued and outstanding;
      entitled to $32,800 in involuntary liquidation                                        328               328               379
    Series E, 93,379, 95,654 and 85,615 shares issued and outstanding;
      entitled to $955,640 in involuntary liquidation                                     9,338             9,565             8,562
    Common stock, $.10 par value, 10,000,000 shares authorized,
      1,244,793, 1,228,283 and 997,615 shares issued
      and outstanding                                                                   124,479           122,828            99,761
  Additional paid-in capital                                                         14,783,103        14,678,375        13,300,855
  Accumulated deficit                                                                (6,230,342)       (6,049,921)       (2,956,765)
  Net unrealized loss on securities available for sale                                 (769,334)         (673,270)         (148,615)
                                                                                  -------------     -------------     -------------
      Total shareholders' equity                                                      7,962,598         8,132,717        10,353,356
                                                                                  -------------     -------------     -------------
         Total liabilities and shareholders' equity                               $ 192,738,922     $ 201,904,226     $ 262,512,061
                                                                                  =============     =============     =============


              The accompanying notes are an integral part of these
                       Consolidated Financial Statements.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           Three Months
                                                         Ended March 31,                    Year Ended December 31,
                                                    ----------------------------   --------------------------------------------
                                                       1997            1996           1996            1995             1994
                                                    ------------   -------------   ------------   -------------    ------------
                                                               (unaudited)

Interest income:
   Loans, including fees                            $  2,142,302    $  3,063,283   $ 13,221,139    $ 11,160,803    $  6,313,866
   Investment securities, including dividends          1,856,307       2,279,504      8,298,119       9,998,770      10,850,612
                                                    ------------    ------------   ------------    ------------    ------------
      Total interest income                            3,998,609       5,342,787     21,519,258      21,159,573      17,164,478

Interest expense:
   Deposits                                            2,347,186       2,579,037     10,258,596       9,517,438       9,006,507
   Short-term borrowings                                   3,968         547,060      1,481,098       2,788,852       1,857,622
   Long-term debt                                         57,599         160,524        721,776         246,661         508,531
                                                    ------------    ------------   ------------    ------------    ------------
      Total interest expense                           2,408,753       3,286,621     12,461,470      12,552,951      11,372,660
                                                    ------------    ------------   ------------    ------------    ------------
      Net interest income                              1,589,856       2,056,166      9,057,778       8,606,622       5,791,818
Provision for loan losses                               (200,000)        175,000      5,092,156       4,905,000         860,000
                                                    ------------    ------------   ------------    ------------    ------------
      Net interest income after
         provision for loan losses                     1,789,856       1,881,166      3,965,632       3,701,622       4,931,818

Non-interest income:
   Service charges on deposit accounts                    20,493          22,980        102,898          82,565         102,452
   Other                                                  12,068           4,746         21,176          21,120          63,966
   Net gain on sales of assets                           545,113            --           88,617             303          35,465
                                                    ------------    ------------   ------------    ------------    ------------
      Total non-interest income                          577,674          27,726        212,691         103,988         201,883

Non-interest expense:
   Salaries and employee benefits                        768,632         498,721      2,103,998       1,686,979       1,449,481
   Professional services                               1,038,012         209,885        865,721       1,272,236         560,441
   Rent                                                   10,526          43,464        173,855         173,855         173,865
   Other occupancy expense                                41,511          43,616        183,685         161,730         118,460
   Depreciation and amortization                          69,789          55,900        250,661         183,699         157,301
   FDIC assessment and other insurance                   131,009          15,592        141,412         297,074         505,927
    Litigation settlement                                   --              --             --           175,000            --
   IPF servicing                                         320,312         412,794      2,323,491       2,132,104         168,235
   Other                                                 168,160         266,028      1,181,484       1,313,030       1,238,066
                                                    ------------    ------------   ------------    ------------    ------------
      Total non-interest expense                       2,547,951       1,546,000      7,224,307       7,395,707       4,371,776
                                                    ------------    ------------   ------------    ------------    ------------
Income (loss) before provision for
   income taxes (benefit)                               (180,421)        362,892     (3,045,984)     (3,590,097)        761,925
Income tax expense (benefit)                                --           145,100       (350,000)       (463,500)        259,100
                                                    ------------    ------------   ------------    ------------    ------------
Income (loss) before dividends on preferred stock       (180,421)        217,792     (2,695,984)     (3,126,597)        502,825
Preferred stock dividends                                 83,145         144,600        141,650         487,408         287,222
                                                    ------------    ------------   ------------    ------------    ------------
Net income (loss) applicable to common stock            (263,566)         73,192     (2,837,634)     (3,614,005)        215,603
                                                    ------------    ------------   ------------    ------------    ------------

Net income (loss) per common share                  $       (.20)   $        .05   $      (2.42)   $      (3.41)   $        .22
Weighted average number of shares outstanding          1,343,604       1,357,980      1,170,564       1,059,312         989,611


              The accompanying notes are an integral part of these
                       Consolidated Financial Statements.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                               Net
                                                                                                            unrealized
                                                                                                             loss on
                                                                                              Retained      investment
                                                                              Additional      earnings      securities
                                  Preferred Stock         Common Stock          paid-in      (accumulated   available
                                 Shares      Amount     Shares      Amount      capital         deficit)     for sale     Total
                                 ------      ------     ------      ------      -------         --------     --------     -----


Balance, December 31, 1993      587,333     $58,734     887,594     $88,759    $12,606,702   $   371,548    $     --    $13,125,743

Issuance of preferred stock
   as dividends                  51,912       5,191       --          --           390,638      (395,829)         --         --
Conversion of preferred stock
   to common stock              (36,630)     (3,663)     36,815       3,682            (19)        --             --         --
Net unrealized loss on
   investment securities
   available for sale              --          --         --          --             --            --      (1,423,000)   (1,423,000)
Net income                         --          --         --          --             --          502,825        --          502,825
                                -------     -------   ---------    --------    -----------   -----------    ---------    ----------
Balance, December 31, 1994      602,615      60,262     924,409      92,441     12,997,321       478,544   (1,423,000)   12,205,568

Issuance of preferred stock
   as dividends                  51,452       5,145       --          --           303,567      (308,712)      --            --
Conversion of preferred stock
   to common stock              (72,875)     (7,287)     73,206       7,320            (33)        --          --            --
Change in net unrealized gain
   on investment securities
   available for sale                                                                                       1,274,385     1,274,385
Net loss                          --           --         --          --             --       (3,126,597)       --       (3,126,597)
                                -------     -------   ---------    --------    -----------   -----------    ---------    ----------
Balance, December 31, 1995      581,192      58,120     997,615      99,761     13,300,855    (2,956,765)    (148,615)   10,353,356

Issuance of preferred stock
   as dividends                  48,144       4,814       --          --           392,358      (397,172)       --            --
Issuance of common  stock         --           --       148,148      14,815        985,185         --           --        1,000,000
Conversion of preferred stock
   to common stock              (82,285)     (8,229)     82,520       8,252            (23)        --           --            --
Change in net unrealized loss
   on investment securities
   available for sale             --           --         --          --             --            --        (524,655)     (524,655)
Net loss                          --           --         --          --             --       (2,695,984)       --       (2,695,984)
                                -------     -------   ---------    --------    -----------   -----------    ---------    ----------
Balance, December 31, 1996      547,051      54,705   1,228,283     122,828     14,678,375    (6,049,921)    (673,270)    8,132,717

Issuance of preferred stock      16,364       1,636       --          --           104,730          --          --          106,366
Conversion of preferred stock
   to common stock              (16,505)     (1,649)     16,510       1,651             (2)         --          --            --
Change in net unrealized loss
   on investment securities
   available for sale             --          --          --          --             --             --        (96,064)      (96,064)
Net loss                          --          --          --          --             --        ( 180,421)       --         (180,421)
                                -------     -------   ---------    --------    -----------   -----------    ---------    ----------
Balance (Unaudited),
   March 31, 1997               546,910     $54,692   1,244,793    $124,479    $14,783,103   $(6,230,342)   $(769,334)   $7,962,598
                                =======     =======   =========    ========    ===========   ===========    =========    ==========


              The accompanying notes are an integral part of these
                       Consolidated Financial Statements.

                                          REGENT BANCSHARES CORP. AND SUBSIDIARY
                                           CONSOLIDATED STATEMENTS OF CASH FLOW

                                                            Three Months
                                                            Ended March 31,                 Year Ended December 31,
                                                            ---------------                 -----------------------
                                                         1997             1996            1996           1995               1994
                                                         ----             ----            ----           ----               ----
                                                              (unaudited)

Cash flows from operating activities:
  Net income (loss)                                   $  (180,421)   $    217,792    $ (2,695,984)   $ (3,126,597)   $     502,825
  Adjustments to reconcile net income (loss)
     to net cash (used in) provided by
     operating activities:
   Provision for loan losses                             (200,000)        175,000       5,092,156       4,905,000          860,000
   Depreciation and amortization                           69,789          55,900         250,661         183,699          157,301
   Net amortization of premiums and accretion of
     discounts on investment securities                    96,799         212,411       1,345,299         643,853        1,248,214
   Net gain on sales of assets                           (545,113)           --              --              --               --
   Increase (decrease) in unearned interest and fees     (500,825)        140,580        (768,777)        977,940          432,246
   (Increase) decrease in accrued interest receivable    (159,446)         19,921         377,693         211,275           16,401
   (Increase) decrease in prepaid expenses and
      other assets                                      2,331,484        (430,281)       (893,882)        (53,655)         826,797
   Increase (decrease) in accrued interest payable     (1,127,765)       (991,488)       (517,485)      3,070,328          654,283
   Increase (decrease) in other liabilities               505,473         160,068      (3,411,751)      2,155,378        1,970,534
   Purchases of mortgage loans held for sale                 --       (12,614,352)    (48,696,036)    (68,001,403)    (301,014,991)
   Proceeds from sales of mortgage loans held
      for sale                                               --        11,746,388      61,575,296      60,515,195      318,328,366
                                                      -----------    ------------    ------------    ------------    -------------
   Net cash provided by (used in)
      operating activities                                289,975      (1,308,061)     11,657,190       1,481,013       23,981,976
                                                      -----------    ------------    ------------    ------------    -------------
Cash flows from investing activities:
  Net decrease (increase) in loans                      8,882,317      (8,785,571)     13,076,375     (31,145,825)     (27,612,611)
  Purchase of investment securities
   available for sale                                  (2,000,000)           --       (10,030,000)           --        (47,491,857)
  Principal collected on investment
   securities held to maturity                          3,290,037       3,829,555      15,619,113      13,058,648       34,666,263
  Principal collected on investment
   securities available for sale                          597,928       1,735,844       6,343,098       5,197,586        8,974,915
Net decrease (increase) in U.S.
   Treasury bills with maturities
   less than three months                                    --              --              --           124,672          (24,812)
Purchases of premises and equipment                          --          (138,179)       (242,048)       (231,685)        (186,066)
Proceeds from sale of investments
   available for sale                                        --              --        19,361,635            --               --

                                                      -----------    ------------    ------------    ------------    -------------
   investing activities                                10,770,282      (3,358,351)     44,128,173     (12,996,604)     (31,674,168)
                                                      -----------    ------------    ------------    ------------    -------------

Cash flows from financing activities:
  Net (decrease)increase in demand, NOW,
   savings and money market deposits                   (4,788,236)        224,833      (5,447,497)    (39,926,563)     (14,323,062)
  Net (decrease)increase in certificates
   of deposit                                          (3,182,348)        466,280      (5,557,782)     74,996,733      (17,008,332)
  Net (decrease) increase in advances
   from Federal Home Loan Bank of
   Pittsburgh with original maturities
   of three months or less                                   --           981,884     (43,452,681)     (9,193,560)      15,532,561
  Net (decrease) increase in advances from Federal
   Home Loan Bank of Pittsburgh with original
   maturities greater than three months                    (1,949)           --              --       (10,188,520)      13,400,000
Proceeds from sale of preferred stock                     106,366            --              --              --               --
Proceeds from issuance of subordinated debentures            --              --              --              --            200,000
Capital contribution                                         --              --         1,000,000            --               --
                                                      -----------    ------------    ------------    ------------    -------------
Net cash (used in) provided by
   financing activities                                (7,866,167)      1,672,997     (53,457,960)     15,688,090       (2,198,833)
                                                      -----------    ------------    ------------    ------------    -------------

Net increase (decrease) in cash and
   cash equivalents                                     3,194,090      (2,993,415)      2,327,403       4,172,499       (9,891,025)

Cash and cash equivalents, beginning of year            9,493,464       7,166,061       7,166,061       2,993,562       12,884,587
                                                      -----------    ------------    ------------    ------------    -------------
Cash and cash equivalents, end of period              $12,687,554    $  4,172,646    $  9,493,464    $  7,166,061    $   2,993,562
                                                      ===========    ============    ============    ============    =============



              The accompanying notes are an integral part of these
                       Consolidated Financial Statements.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

     Regent Bancshares Corp. ("Regent") is a bank holding company organized under the laws of the State of New Jersey and engages in commercial banking business through its wholly owned subsidiary, Regent National Bank (the "Bank"), a nationally-chartered bank insured by the Federal Deposit Insurance Corporation. The Bank serves the needs of its banking customers with particular focus on small and medium-sized businesses, professionals and other individuals. The Bank offers a wide variety of deposit products, including checking accounts, interest-bearing NOW accounts, insured money market accounts, certificates of deposit, savings accounts and Individual Retirement Accounts.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

     The accounting and reporting policies of Regent and the Bank conform with generally accepted accounting principles and predominant practices within the banking industry. All intercompany balances and transactions have been eliminated.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates implicit in these financial statements are as follows.

     The estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses, other real estate owned and the valuation allowance on the deferred tax asset.

     The evaluation of the adequacy of the allowance for loan losses includes an analysis of historical loss rates, by category, applied to current loan totals. However, actual losses may be higher or lower than historical trends, which vary. Actual losses on specified problem loans, which also are provided for in the evaluation, may vary from estimated loss percentages, which are established based upon a limited number of potential loss classifications.

     Other real estate owned is carried at market based upon estimates derived through appraisals and other sources, less estimated selling costs. However, realization of sales proceeds may ultimately be higher or lower than those estimates.

Interim Financial Information

     The consolidated financial statements and disclosures included herein for the three months ended March 31, 1997 and 1996 are unaudited. These financial statements and disclosures have been prepared by Regent in accordance with generally accepted accounting principles and include all adjustments,

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
consisting of adjustments of a normal and recurring nature, which in the opinion of management, are necessary for a fair presentation of Regent's financial position and the results of its operations and cash flows for these periods.

Financial Instruments

     The Financial Accounting Standards Board (FASB) issued FAS No. 107, "Disclosures about Fair Value of Financial Instruments," which requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments requiring disclosure consist primarily of investment securities, loans and deposits.

Investment Securities

     Regent adopted FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. This standard requires investments in securities to be classified in one of three categories: held to maturity, available for sale or trading. Investment securities that management has both the ability and intent to hold to maturity are carried at amortized cost. Investment securities that management believes may be sold prior to maturity due to changes in interest rates, prepayment risk and liquidity requirements or other factors, are classified as available for sale. Net unrealized gains and losses for such securities, net of tax effect, are required to be recognized as a separate component of shareholders' equity and excluded from the determination of net income. Regent does not engage in securities trading. Securities transactions are accounted for on a settlement date basis. Prior to the adoption of FAS No. 115, investment securities that were principally debt securities were stated at cost and adjusted for amortization of premiums and accretion of discounts computed by the interest method. Gains or losses on disposition of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Mortgage Loans Held for Sale

     Mortgage loans held for sale are carried at the lower of aggregate cost or market value. Regent adopted FAS No. 122, "Accounting for Mortgage Servicing Rights" on January 1, 1996. This statement requires capitalization of the cost of the rights to service mortgage loans when originated mortgages are sold and servicing is retained. This statement also requires the capitalized mortgage servicing rights to be amortized in proportion to and over the period of estimated net servicing income. In addition, the mortgage servicing rights must be periodically evaluated for impairment based on their fair value. There was no material financial statement impact upon adoption of this standard.

Loans and Allowance for Loan Losses

     Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
or discounts on purchased loans. Loans are stated at the amount of unpaid principal and are net of unearned discount, unearned loan fees and an allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loan principal considered to be uncollectible by management is charged against the allowance for loan losses. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible based upon an evaluation of known and inherent risks in the loan portfolio. The evaluation takes into consideration such factors as changes in the nature and size of the loan portfolio, overall portfolio quality, specific problem loans, and current and future economic conditions which may affect the borrowers' ability to pay. The evaluation details historical losses by loan category, the resulting loss rates for which are projected at current loan total amounts. Loss estimates for specified problem loans are also detailed.

     Interest income is accrued as earned on a simple interest basis. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When a loan is placed on such non-accrual status, all accumulated accrued interest receivable applicable to periods prior to the current year may be charged off to the allowance for loan losses. Interest which had accrued in the current year may be reversed out of current period income. The charge-off or reversal of accrued interest will only occur if such interest is deemed uncollectible. Payments received subsequent to the non-accrual classification are applied as a reduction of principal in accordance with both regulatory guidelines and generally accepted accounting principles. Loans 90 days or more past due and still accruing interest must have both principal and accruing interest adequately secured and must be in the process of collection.

     Regent adopted FAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure" on January 1, 1995. This standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. Because Regent already recognized such reductions of value through its provision for loan losses, the adoption of FAS No. 114, as amended by FAS No. 118, did not have a material impact on its financial condition or results of operations.

Other Real Estate Owned

     Other real estate owned, consisting of property acquired by foreclosure or deed in lieu of foreclosure and repossessed assets, is initially recorded at the fair value of the property at the date acquired. These assets are subsequently carried at the lower of this new basis or the fair value less estimated selling costs. Costs relating to the development and improvement of the property are capitalized, if recoverable, whereas those related to holding the property are charged to expense.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and fixtures is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives or the term of their respective leases.

     Regent adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" on January 1, 1996. This standard provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The adoption of this new statement did not have a material impact on Regent's financial position or results of operations.

Federal Income Taxes

     Regent accounts for its income taxes in accordance with FAS No. 109, "Accounting for Income Taxes." Under the liability method specified by FAS No. 109, deferred tax assets and liabilities are determined based on the difference between the carrying values on the financial statements and the tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of accounts resulting in differences between assets and liabilities for financial statement and tax return purposes are net operating loss carryforwards, loan loss reserves, deferred loan fees, net unrealized gains or losses on securities available for sale and accumulated depreciation.

Earnings (Loss) Per Common Share

     Earnings (loss) per common share for all periods presented is based on the weighted average number of common shares outstanding after consideration of preferred stock dividends and common stock equivalents. Included in common stock equivalents, for the purposes of primary earnings per share, are stock options and warrants and the Series A, Series B, Series C, Series D and Series E Convertible Preferred Stock. The weighted average number of common shares attributable to common stock equivalents for the years ended December 31, 1996, 1995 and 1994, respectively, were as follows: 103,394, 99,203 and 89,339. For the three months ended March 31, 1997 and 1996, the weighted average number of common shares includes 106,118 and 340,802 shares, respectively, attributable to common stock equivalents. Fully diluted earnings per common share is not presented since such presentation is anti-dilutive.

     Regent accrues on a quarterly basis the preferred stock dividend that is payable annually each year. This accrual is considered only for purposes of the income (loss) per common share calculation and is computed using the estimated market price of the preferred stock at the financial reporting date. The accrual is changed as necessary to reflect dividends declared and changes in market price.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

     Regent adopted FAS No. 123, "Accounting for Stock-Based Compensation," on January 1, 1996. FAS No. 123 contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and net income per share, as if the fair value-based method of accounting defined in FAS No. 123 had been applied. Regent's stock option plans are accounted for under APB No. 25. During the years ended December 31, 1996 and 1995, there were no stock options granted. At December 31, 1996, there were no stock options outstanding.

     In February 1997, the FASB issued FAS No. 128, "Earnings Per Share," which is required to be adopted for the year ending December 31,1997. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of FAS No. 128 on the calculation of Regent's earnings per share is not expected to be material.

 Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

     The FASB issued FAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by FAS No. 127, which provides accounting guidance on transfers of financial assets, servicing of financial assets and extinguishment of liabilities. This statement is effective for transfers of financial assets, servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Adoption of this new statement is not expected to have a material impact on Regent's consolidated financial position or results of operations.

Advertising costs

     Regent expenses advertising costs as incurred.

Employee benefit plans

     Regent has certain employee benefit plans covering substantially all employees. Regent accrues such costs as incurred.

Statements of cash flows

     Cash and cash equivalents are defined as cash on hand, cash items in the process of collection, amounts due from banks, federal funds sold with an original maturity of three months or less and money market mutual fund holdings. Cash paid for interest was approximately $12.2 million in 1996, $9.5 million in 1995 and $9.1 million in 1994. Cash paid for income taxes was $0 in 1996 and approximately $100 thousand in 1995 and $510 thousand in 1994. The value of preferred stock issued as dividends was

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
approximately $397 thousand in 1996, $309 thousand in 1995 and $396 thousand in 1994. Conversion of preferred stock to common stock was valued at approximately $8 thousand in 1996, $7 thousand in 1995 and $4 thousand in 1994.

Reclassifications

     Certain 1996, 1995 and 1994 financial information has been reclassified to conform to the current presentation.


3.  Capital Adequacy and Regulatory Matters

     Regent and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Regent's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, both Regent and the Bank must meet specific capital guidelines that involve quantitative measures of Regent's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Regent's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulations to ensure capital adequacy require Regent and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

                                                                                                             To Be Well
                                                                                                          Capitalized Under
                                                                           For Capital                    Prompt Corrective
                                                    Actual              Adequacy Purposes                Action Provisions
                                                    ------              -----------------                -----------------
                                               Amount     Ratio          Amount       Ratio               Amount       Ratio
                                               ------     -----          ------       -----               ------       -----

As  of March 31, 1997 (Unaudited):
    Total capital (to risk-weighted assets):

    Regent Bancshares Corp.                  $10,535,482    10.62%      $7,941,040     8.00%            $9,926,300     10.00%
    Regent National Bank                      12,669,620    12.77        7,935,840     8.00              9,919,800     10.00

    Tier I capital (to risk-weighted assets):

    Regent Bancshares Corp.                    8,731,932     8.80        3,970,520     4.00              5,955,780      6.00
    Regent National Bank                      11,416,870    11.51        3,967,920     4.00              5,951,880      6.00

    Tier I capital (to average assets):

    Regent Bancshares Corp.                    8,731,932     4.51        7,746,204     4.00              9,682,755      5.00
    Regent National Bank                      11,416,870     5.90        7,745,080     4.00              9,681,350      5.00

As of December 31, 1996:
    Total capital (to risk-weighted
       assets):

    Regent Bancshares Corp.                   10,816,000     9.39        9,534,080     8.00             11,917,600     10.00
    Regent National Bank                      13,012,000    11.21        9,250,720     8.00             11,603,400     10.00

    Tier 1 capital (to risk-weighted assets):

    Regent Bancshares Corp.                    8,806,000     7.65        4,767,040     4.00              7,150,560      6.00
    Regent National Bank                      11,547,000     9.95        4,625,360     4.00              6,988,040      6.00

    Tier 1 capital (to average assets):

    Regent Bancshares Corp.                    8,806,000     4.31        8,179,000     4.00             10,223,750      5.00
    Regent National Bank                      11,547,000     5.65        8,176,440     4.00             10,220,550      5.00

As of December 31, 1995:
    Total capital (to risk-weighted
       assets):

    Regent Bancshares Corp.                   13,478,577     8.98       12,010,280     8.00             15,012,850     10.00
    Regent National Bank                      14,861,883     9.92       11,984,655     8.00             14,980,818     10.00

    Tier 1 capital (to risk-weighted assets):

    Regent Bancshares Corp.                   10,501,971     7.00        6,005,140     4.00              9,007,710      6.00
    Regent National Bank                      12,985,277     8.67        5,992,327     4.00              8,988,491      6.00

    Tier 1 capital (to average assets):

    Regent Bancshares Corp.                   10,501,971     4.00       10,501,971     4.00             13,125,603      5.00
    Regent National Bank                      12,985,277     4.94       10,514,394     4.00             13,142,993      5.00


                     REGENT BANCSHARES CORP. AND SUBSIDIARY

     As a result of the Bank's reported losses, which primarily resulted from the provision for loan losses associated with IPF loans and the effect thereof on the Bank's capital, on October 10, 1996, the Bank's Board of Directors signed the Regulatory Agreement with the OCC to correct certain deficiencies described in supervisory letters dated August 9, 1996 and August 29, 1996.

     Under the Regulatory Agreement, the Bank is required to develop and implement an action plan, develop a three-year capital program, which includes the attainment and maintenance of a Tier 1 leverage ratio of 6.50% as of December 31, 1996, continue the liquidation of the Bank's IPF portfolio, establish a program for the maintenance of an adequate allowance for loan and lease losses, increase the liquidity of the Bank and appoint a Special Compliance Committee to monitor the compliance with the Regulatory Agreement.

     As of the most recent examination of the Bank, conducted as of the close of business on December 31, 1996, the Bank's capital levels meet or exceed the minimum capital levels established by the OCC for "well capitalized" under applicable federal banking regulations. However, the Bank is currently subject to the Regulatory Agreement, described above, requiring the Bank to meet and maintain a specific capital level. Under the federal banking regulations, a bank that is subject to such an agreement may not be deemed to be "well capitalized" regardless of its capital levels. As a result, the Bank is deemed to be "adequately capitalized" and subject to the requirements under these regulations. At December 31, 1996, the Bank's Tier 1 leverage ratio as defined by the OCC, of 5.65% was below the 6.50% specified in the Regulatory Agreement. The Bank believes that it is currently in compliance in all material respects with all of the provisions of the Regulatory Agreement, except that the Bank did not maintain a Tier 1 capital ratio of 6.50% or greater at and after December 1, 1996. The Bank anticipates that it should be able to remain in compliance with the Regulatory Agreement in all material respects.

     As of December 31, 1995, the OCC categorized the Bank as "well capitalized" under applicable federal banking regulations. However, following an examination of the Bank in 1995, the OCC exercised its discretionary authority to increase the Tier 1 leverage capital ratio for the Bank to 6.5%. The Bank's capital levels as of December 31, 1995 resulted in the Bank being "adequately capitalized" under applicable banking regulations and the Tier 1 leverage ratio was 4.94% (unaudited) which was below the 6.50% ratio established by the OCC for the Bank. Additionally, on a consolidated basis, Regent's Tier 1 leverage ratio amounted to 4.00% (unaudited) which equaled the minimum legal requirement.

     Failure to meet minimum capital requirements can result in the regulators initiating certain actions that, if undertaken, could have a direct material effect on the Bank's financial statements. Such actions are uncertain and may expose the Bank to regulatory sanctions that may include restrictions on operations and growth and mandatory asset dispositions. However, on February 26, 1997, the Bank submitted to the OCC a revised capital plan to bring the Bank into compliance with the capital ratios specified in the Regulatory Agreement. On March 27, 1997, the OCC notified the Bank of the OCC's acceptance of the Bank's revised plan.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

     Additionally, based upon the Bank's unsatisfactory condition and the questionable ability of Regent to continue to service its outstanding debt beyond September 30, 1996, the FRBP formally notified Regent in a letter dated September 6, 1996 of its determination that Regent was in "troubled condition." As a consequence of such condition, Regent must provide the FRBP with 30 days' notice prior to adding any members to its board of directors or engaging any new senior executive officer. In addition to the notice requirement, the FRBP has prohibited Regent, without prior written FRBP approval, from declaring or paying any dividends, repurchasing or redeeming any of its stock and incurring any additional debt, and required Regent to submit to the FRBP by October 6, 1996 a written plan to service Regent's outstanding subordinated debentures and to notify FRBP immediately of any material event that significantly impacts the financial condition of Regent and the Bank. Regent has submitted to the FRBP certain written undertakings from the Bank's organizers to service the interest due on March 31, 1997 on Regent's outstanding subordinated debentures in the event Regent does not otherwise have sufficient funds to pay such interest when due. As discussed in Note 18, Regent, with the approval of the FRBP, sold 16,364 shares of Series A Convertible Preferred Stock for $6.50 per share to two accredited investors. Regent used the proceeds from this sale to pay the interest due on its subordinated debentures on March 31, 1997.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

     Dividends that may be paid by a subsidiary bank to the parent company are subject to certain legal limitations. The payment of dividends is prohibited under the Regulatory Agreement.


4.  Investment Portfolio

     Investment securities available for sale at March 31, 1997 (unaudited), December 31, 1996 and 1995 are as follows:

                                                          March 31, 1997
                                                          --------------
                                                                                                    Estimated
                   Principal    Unamortized   Unearned   Amortized     Unrealized    Unrealized        market
                    balance       premiums    discounts     cost          gains        losses          value
                    -------       --------    ---------     ----          -----        ------          -----

U.S. Agencies     $12,000,000    $   --      $     --     $12,000,000     $   --        $101,760     $17,898,240
FHLMC               7,488,268     176,176          --       7,664,444       2,757        258,658       7,408,543
FNMA               10,691,554     361,383          --      11,052,937         --         411,673      10,641,264
                  -----------    --------    ----------   -----------     --------      ---------    -----------
                  $30,179,822    $537,559    $     --      30,717,381
                  ===========    ========    ==========   ===========


Other securities                                            1,354,788         --           --         1,354,788
                                                          -----------     ---------     ---------    -----------
                                                          $32,072,169      $2,757       $772,091     $31,302,835
                                                          ===========     =========     =========    ===========


                                                          December 31, 1996
                                                          -----------------
                                                                                                    Estimated
                   Principal    Unamortized   Unearned   Amortized     Unrealized    Unrealized        market
                    balance       premiums    discounts     cost          gains        losses          value
                    -------       --------    ---------     ----          -----        ------          -----

U.S. Agencies     $10,000,000    $     --    $  --        $10,000,000     $ --         $   --      $10,000,000
FHLMC               7,720,448     226,175       --          7,946,623       --          364,019      7,582,604
FNMA               10,845,299     431,369       --         11,276,668      4,917        314,168     10,967,417
                  -----------    --------    ----------   -----------     --------     ---------   -----------
                  $28,565,747    $ 657,544   $  --         29,223,291       4,917        678,187    28,550,021
                  ===========    ========    ==========

Other securities                                           1,919,689        --             --        1,919,689
                                                         -----------      --------     ---------   -----------
                                                         $31,142,980      $ 4,917      $ 678,187   $30,469,710
                                                         ===========      =========    =========   ===========


                                                          December 31, 1995
                                                          -----------------
                                                                                                     Estimated
                   Principal    Unamortized   Unearned   Amortized     Unrealized    Unrealized        market
                    balance       premiums    discounts     cost          gains        losses          value
                    -------       --------    ---------     ----          -----        ------          -----

FHLMC             $16,455,698    $  488,656    $   --      $16,944,354   $  76,032    $ 282,443     $16,737,943
FNMA               27,616,256       648,089       85,694    28,178,651     203,692      222,395      28,159,948
                  -----------    ----------    ----------   -----------  ---------    ----------    -----------
                  $44,071,954    $1,136,745    $  85,694    45,123,005     279,724      504,838      44,897,891
                  ===========    ==========    ==========

Other securities                                             2,579,989        --          --          2,579,989
                                                           -----------    --------    ---------     -----------
                                                           $47,702,994    $279,724    $ 504,838     $47,477,880
                                                           ===========    ========    =========     ===========

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

Mortgage-backed securities held to maturity at March 31, 1997 (unaudited), December 31, 1996 and 1995 are as follows:

                                                          March 31, 1997
                                                          --------------
                                                                                                    Estimated
                   Principal    Unamortized   Unearned   Amortized     Unrealized    Unrealized        market
                    balance       premiums    discounts     cost          gains        losses          value
                    -------       --------    ---------     ----          -----        ------          -----
                                                            (unaudited)

GNMA              $10,406,638    $  393,760  $   --       $10,800,398    $  2,280  $   419,353     $10,383,325
FHLMC              24,071,359       888,625   180,886      24,779,098      99,658      713,787      29,164,969
FNMA               17,296,513       562,813      --        17,859,326                  628,384      17,230,942
Collateralized
  mortgage
  obligations      13,779,861       462,220     3,481      14,238,100        --        162,185      14,075,915
                  -----------    ----------  --------     -----------    --------   ----------     -----------
                  $70,554,371    $2,307,418  $184,867     $72,676,922    $101,938   $1,923,709     $70,855,151
                  ===========    ==========  ========     ===========    ========    =========     ===========


                                                          December 31, 1996
                                                          -----------------
                                                                                                     Estimated
                   Principal    Unamortized   Unearned   Amortized     Unrealized    Unrealized        market
                    balance       premiums    discounts     cost          gains        losses          value
                    -------       --------    ---------     ----          -----        ------          -----

GNMA               $10,518,401    $  487,408  $  --       $11,005,809   $  --       $  376,215     $10,629,594
FHLMC               29,933,643     1,107,506   189,873     30,851,276    154,825       609,202      30,396,899
FNMA                17,696,771       770,786     --        18,467,557      --          462,086      18,005,471
Collateralized
  mortgage
  obligations       14,316,481       446,403     4,544     14,758,340      --          540,165      14,218,175
                   -----------    ----------- --------    -----------   ---------   ----------     ------------
                   $72,465,296    $2,812,103  $194,417    $75,082,982   $154,825    $1,987,668     $73,250,139
                   ===========    ==========  ========    ===========   =========   ==========     ===========


                                                          December 31, 1995
                                                          -----------------
                                                                                                     Estimated
                   Principal    Unamortized   Unearned   Amortized     Unrealized    Unrealized        market
                    balance       premiums    discounts     cost          gains        losses          value
                    -------       --------    ---------     ----          -----        ------          -----
GNMA               $12,181,546    $  564,753   $  --      $12,746,299    $  --      $   201,824    $ 12,544,475
FHLMC               36,346,310     1,396,248    224,131    37,518,427     266,284       450,214      37,334,497
FNMA                21,534,711       949,376      --       22,484,087       3,819       345,769      22,142,137
Collateralized
  mortgage
  obligations       17,947,058       555,146      6,869    18,495,335        --         620,940      17,874,395
                   ------------   -----------  ----------  -----------    --------   ----------     -----------
                   $88,009,625    $3,465,523   $231,000    $91,244,148    $270,103   $1,618,747     $89,895,504
                   ============   ===========  ==========  ===========    ========   ==========     ===========


     As permitted by a special report of the FASB entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," at the end of 1995 the Bank transferred securities previously classified as held-to-maturity to available-for-sale that had an amortized

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
cost of approximately $16.6 million and an unrealized gain of approximately $45 thousand, net of tax. There are no trading account securities, and all other securities have been classified as held to maturity.

         During the year ended December 31, 1996, available-for-sale securities totaling $19.4 million were sold at a gain of $5 thousand. There were no realized securities gains or losses during 1995 or 1994.

         Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. The contractual maturities of these securities range from 10 to 40 years.

         The Bank has established credit arrangements with financial institutions. Mortgage-backed securities serve as collateral for any transactions executed under these arrangements. The maximum level of funds available under the "Flexline Commitment" from the FHLB at December 31, 1996 was $12.5 million. Additionally, the Bank has the ability to borrow on a short- and long-term basis from the FHLB an amount not exceeding 85% to 90% of the fair market value of these securities. Borrowings under this latter arrangement at December 31, 1995 required that investment securities of approximately $49 million be pledged as collateral. There were no such borrowings at December 31, 1996.

         The amortized cost and estimated market value of debt securities at March 31, 1997 and December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                            March 31, 1997                  December 31, 1996
                                                -----------------------------------  -------------------------------
                                                                        Estimated                        Estimated
                                                Amortized cost        market value   Amortized cost     market value
                                                --------------        ------------   --------------     ------------
                                                           (unaudited)
Held to maturity:
    Due in one year or less                      $  1,251,249          $ 1,212,188     $       --       $       --
    Due after one year through five years          28,683,539           27,845,803      44,008,503        43,217,318
    Due after five years through ten years         17,625,026           17,381,725             --               --
    Due after ten years                            10,879,008           10,339,520      16,316,139        15,814,646
    Collateralized mortgage obligations            14,238,100           14,075,915      14,758,340        14,218,175
                                                 ------------         ------------    ------------      ------------
                                                  $72,676,922          $70,855,151     $75,082,982       $73,250,139
                                                   ==========           ==========      ==========        ==========

Available for sale:
    Due in one year or less                        $  287,502          $   275,242     $10,807,773       $10,384,742
    Due after one year through five years          14,828,579           14,629,840      18,415,518        18,165,279
    Due after five years through ten years         10,734,309           10,367,162      29,223,291        28,550,021
    Due after ten years                             4,867,000            4,676,603
                                                  -----------          -----------
                                                  $30,717,381          $29,948,047
                                                  ===========          ===========

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

5.  Loans

      A summary of the loan portfolio as of March 31, 1997, December 31, 1996 and December 31, 1995 follows (dollars in thousands):

                                                                      March 31,     December 31,      December 31,
                                                                        1997            1996              1995
                                                                      ---------     ------------      ------------
                                                                     (unaudited)

      Commercial and industrial                                      $   40,944       $  46,041        $  49,006
      Real estate:
         Construction                                                     9,137           9,421            4,430
         Mortgages - residential                                          9,456          10,219           18,926
         Mortgages - commercial                                          15,169          15,985           16,168
      Consumer                                                              911           3,827           18,573
                                                                  -------------      ----------       ----------
                                                                         75,617          85,493          107,103
      Net unearned interest and fees                                       (425)           (424)          (1,193)
                                                                   -------------    -----------      -----------
                                                                     $   75,192       $  85,069         $105,910
                                                                      =========        ========          =======


         The balance of impaired loans was $3.9 million at March 31, 1997 and $3.6 million at December 31, 1996 and 1995, respectively. Regent has identified a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreements. The allowance for loan loss associated with impaired loans was $866 thousand at March 31, 1997 and $648 and $712 thousand at December 31, 1996 and 1995, respectively. Income recognized on impaired loans during 1996 and 1995 was $16 and $79 thousand, respectively. Interest which would have been accrued on impaired loans during the quarter ended March 31, 1997 was $84 thousand and during 1996 and 1995 was $335 and $355 thousand, respectively. Regent's policy for interest income recognition on impaired loans is to recognize income on restructured loans under the accrual method. Regent recognizes income on non-accrual loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to Regent; if these factors do not exist, Regent will not recognize income.

         Non-accrual loans were $3.8 million, $3.6 million and $3.7 million at December 31, 1996, 1995 and 1994. Interest income of approximately $211 thousand was not recognized as operating income due to the non-accrual status of loans during 1994. At December 31, 1996 and 1995, loans totaling $977 thousand and $1,094 thousand, respectively, were past due 90 days or more and continue to accrue interest income.

         At December 31, 1996 and 1995, there were $2,288 and $3,845 thousand respectively, of loans outstanding to directors, principal shareholders and executive officers and their affiliated interests. During 1996, new loans of $1,202 thousand were made to such persons and repayments totaled $2,759 thousand. Such loans were made in the ordinary course of business at the Bank's

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
normal credit terms and did not present more than a normal risk of collection at origination. Subsequent to December 31, 1996, a loan in the amount of $705 thousand to a director of Regent became delinquent.

         At December 31, 1996 and December 31, 1995, IPF receivables were $2.6 million and $16.8 million, respectively. The IPF loans have repayment terms of nine months and are secured by the unearned premium balance on the individual automobile insurance policies. The IPF loans were serviced for the Bank by the Servicer under a Servicing Agreement through September 1, 1996. The Servicing Agreement provided, among other things, that the Servicer was to solicit IPF loans, including the collection of repayments from borrowers and of unearned premium balances from insurers on canceled insurance policies. Under the Servicing Agreement, the Bank received all collections and paid the Servicer a fee equal to a specified initial per loan charge plus one-half of pre-tax profits, as defined in the Servicing Agreement, from the IPF loan Portfolio. For the years ended December 31, 1996 and 1995, the Bank recorded interest and fee income from the IPF loan portfolio of $3.3 million and $3.6 million, respectively, and paid the Servicer fees of approximately $150 thousand and $1.3 million, respectively.

         During the preparation of Regent's consolidated financial statements for the year ended December 31, 1995, management of the Bank became aware of several matters which led to the belief that the Servicer may have reported interest and fee income from IPF loans in default and may not have canceled insurance policies securing defaulted loans or collected insurance premium balances on such policies on a timely basis. As a result, management began the process of estimating the ultimate expected loss that existed as of December 31, 1995, which amount was material to Regent's consolidated financial statements.

         In order to assess the risk of loss on the IPF loan balance at December 31, 1995 and the amount thereof, the Bank identified delinquent IPF loans based upon the payment history of the IPF loan portfolio during 1995 and through May 23, 1996.

         During the period January 1, 1996 to May 23, 1996, the Bank applied all cash receipts from delinquent IPF borrowers to the principal balances of such delinquent loans as of December 31, 1995, and the Bank applied the proceeds of the unearned premiums received from insurance companies except for those applicable to accrued fees to the principal balances of delinquent IPF loans as of December 31, 1995, thereby reducing the Bank's possible loss exposure on the December 31, 1995 IPF loan balance to approximately $4.5 million. The $4.5 million loss exposure was recorded as part of the Bank's allowance for loan losses and no IPF loans were charged-off at December 31, 1995.

         The Bank determined that it has no loss exposure on IPF receivables at December 31, 1996 based on the year-end carrying value of $2.6 million and the subsequent, aggregate cash collection of more than $3 million in the first two months of 1997. In the second, third and fourth quarters of 1996, net IPF loan balances of $7.5 million that were past due 120 days or more were charged-off.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

The Bank discontinued its IPF loan business in September 1996. Since then, extensive collection efforts and the establishment of management and operational control of the servicing operations by Bank personnel have reduced the IPF receivables to the indicated level at December 31, 1996. An analysis of subsequent cash collections through mid-March 1997 has confirmed management's determination that no IPF loss exposure existed at year-end 1996. Therefore, all of the December 31, 1996 allowance for loan losses is allocated to the non-IPF portion of the Bank's loan portfolio.

         During late 1994, two of the mortgage banking companies which Regent has used to fund individual residential mortgages experienced financial difficulties and subsequently filed for bankruptcy protection. At or about the same time, the Bank learned that irregularities occurred in the origination process at the mortgage banking companies which negatively impacted the underlying real estate collateral of certain loans that had been funded. As a result of these conditions, the Bank recorded charges totaling $1.1 million on a pre-tax basis ($1.08 per common share) in the fourth quarter of 1994, which includes an additional provision for loan losses of $825 thousand.

         A summary of the activity in the allowance for loan losses for the three months ended March 31, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994 is as follows:


                                                         March 31,                               December 31,
                                            -----------------------------------------     --------------------------
                                                1997           1996            1996           1995            1994
                                            ----------      ----------    ------------    -----------    -----------
                                                   (unaudited)

      Balance, beginning of period          $3,059,773      $6,500,882    $  6,500,882    $ 1,713,372    $ 1,321,225
      Provision charged (credited)
           to operations                      (200,000)        175,000       5,092,156      4,905,000        860,000
      Loans charged off                       (892,199)       (748,961)    (10,015,476)      (128,719)      (552,143)
      Recoveries of loans previously
           charged off                         306,932       ---            1,482,211          11,229         84,290
                                            ----------      ----------    ------------    -----------    -----------
      Balance, end of period                $2,274,511      $5,926,921    $  3,059,773    $ 6,500,882    $ 1,713,372
                                            ==========      ==========    ============    ===========    ===========



6.  Premises and Equipment

      A summary of premises and equipment as of March 31, 1997, December 31, 1996 and 1995 follows:


                                              Estimated          March 31,          December 31,      December 31,
                                            Useful Lives           1997                1996               1995
                                            ------------        ----------          ------------      ------------
                                                                (unaudited)

Furniture and fixtures                       3-7  years         $1,044,501          $1,044,690        $   855,188
      Leasehold improvements                 5-20 years            686,336             686,336            597,146
                                                               -----------          ----------         ----------
                                                                 1,730,837           1,731,026          1,452,334
      Less:  Accumulated depreciation                            1,102,324          (1,035,152)          (747,847)
                                                               -----------         ------------       -----------
      Premises and equipment, net                              $   628,513        $    695,874        $   704,487
                                                                 =========         ===========         ==========

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

7.  Certificates of Deposit

      At December 31, 1996, 1995, and 1994, certificates of deposit outstanding with a face value greater than or equal to approximately $100 thousand totaled approximately $11.9 million, $12.4 million thousand and $7.6 million, respectively. Interest expense for the years then ended relating to those certificates was approximately $426 thousand, $467 thousand and $144 thousand, respectively.

      At December 31, 1996, the scheduled maturities of certificates of deposit (in thousands) were as follows:

                    1997                               $ 81,112
                    1998                                 11,917
                    1999                                  4,040
                    2000                                 21,245
                    2001 and thereafter                   1,413
                                                       --------
                                                       $119,727
                                                       ========

8.  Advances from Federal Home Loan Bank of Pittsburgh

      A summary of the advances from the FHLB at March 31, 1997, December 31, 1996 and 1995 follows:

                                                   March 31, 1997
                                        -----------------------------------
                                        Interest
                                         Amount        Maturity       Rate
                                        --------       --------       ----
                                                      (unaudited)

      Long-term                         $200,312       06/07/10       6.70%
                                        --------
      Total advances                    $200,312
                                        ========


                                                  December 31, 1996
                                        -----------------------------------
                                        Interest
                                         Amount        Maturity       Rate
                                        --------       --------       ----

      Long-term                         $202,621       06/07/10       6.70%
                                        --------
      Total advances                    $202,621
                                        ========

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

                                               December 31, 1995
                                     -----------------------------------
                                     Interest
                                      Amount         Maturity       Rate
                                     --------        --------       ----
      Short-term                   $20,500,000       11/01/96       6.05%
                                     2,943,822       08/12/96       6.16
                                     5,000,000       01/08/96       5.93
                                     5,000,000       01/23/96       5.93
                                   -----------
      Total short-term              33,443,822
                                   -----------
      Long-term                      5,000,000       12/20/00       6.02
                                     3,000,000       12/20/01       6.17
                                     2,000,000       12/20/02       6.22
                                       211,480       06/07/10       6.70
                                   -----------
      Total long-term               10,211,480
                                   -----------
      Total advances               $43,655,302
                                   ===========

         Advances from the FHLB are collateralized by mortgage-backed securities at an amount not exceeding 85% to 90% of the fair market value of these securities.

9. Subordinated Debentures

         Subordinated debentures consist of 7-3/4% notes due September 30, 1998. These notes are subordinated to rights of any senior debt consisting of certain obligations to banks and other financial institutions which may be incurred. Also see Note 3 discussing restrictions on interest payments.

10. Income Taxes

      The provision (benefit) for income taxes for the three months ended March 31, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994 is comprised as follows:



                                               Three Months
                                             Ended March 31,                   Year Ended December 31,
                                         ------------------------       ----------------------------------------
                                              1997            1996           1996          1995          1994
                                         ----------        ---------    -----------    -----------    ----------
                                                    (unaudited)

      Current                           $     ---           $(50,000)   $(1,569,700)    $  481,100     $   484,900
      Deferred                                ---            195,000      1,219,700       (944,600)       (225,800)
                                       -------------      ----------   ------------    -----------    ------------
                                        $     ---          $ 145,000    $  (350,000)    $ (463,500)    $   259,100
                                         ===========        ========     ===========    ==========     ===========


                     REGENT BANCSHARES CORP. AND SUBSIDIARY

      The effective tax rates are reconciled to the statutory federal rates for the years ended December 31, 1996, 1995 and 1994 as follows:



                                                       Three Months Ended
                                                            March 31,                  Year Ended December 31,
                                                 -----------------------     ---------------------------------------
                                                  1997            1996        1996           1995              1994
                                                 -------         ------      ------         ------             -----
                                                       (unaudited)

      Federal statutory rate                     (34.0)%          34.0%      (34.0)%        (34.0)%            34.0%
      Merger expenses                              --              6.0        (2.6)           3.0                --
      Increase in valuation allowance
        for deferred tax assets                   29.9             --         23.7           18.1                --
      Other                                        --              --          1.4            --                 --
                                                 -----            ----       -----          -----              ----
      Effective tax rate                           0.0%           40.0%     (11.5) %        (12.9)%            34.0%
                                                 =====            ====       =====          =====              ====


         Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

The tax effect of significant temporary differences is as follows:



                                                             March 31,                    December 31,
                                                           -----------          ----------------------------------
                                                               1997                1996                   1995
                                                           -----------          ---------             -----------
                                                           (unaudited)

      Allowance for loan losses                              $818,824           $1,154,404            $ 2,180,300
      Net operating loss carryover                            943,525              579,959                  --
      Accumulated depreciation                                 13,200                  737                 36,700
      Unrealized loss on investment securities
           available for sale                                   --                 230,584                 76,500
      Other                                                    73,580               73,580                 73,100
                                                          -----------          -----------            -----------
      Total gross assets                                    1,849,129            2,039,264              2,366,600
                                                          -----------          -----------            -----------
      Deferred loan costs                                      73,111               86,580                 70,400
                                                          -----------          -----------            -----------
      Total gross liabilities                                  73,111               86,580                 70,400
                                                          -----------          -----------            -----------
      Net deferred tax asset                                1,776,018            1,952,684              2,296,200
      Valuation allowance                                   1,426,018            1,602,684                650,000
                                                          -----------          -----------            -----------
                                                          $   350,000          $   350,000            $ 1,646,200
                                                          ===========          ===========            ===========


         The deferred tax asset is included in other assets on the consolidated balance sheets. Regent has increased the valuation allowance to reduce the net deferred tax asset to an amount expected to be realized based upon future taxable income. Of the tax net operating loss carryforwards of approximately $2.7 million, $1.7 million and $1.0 million would expire in 2011 and 2012, respectively, if unused.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

11. Commitments and Contingencies

         Lease Commitments

      Approximate future minimum lease payments under non-cancelable operating leases as of December 31, 1996 are as follows:

         1997                                                 $   190,000
         1998                                                     210,000
         1999 (expiring May 31)                                    87,000
                                                              -----------
         Total minimum payments required                      $   487,000
                                                              ===========


         Regent incurred rent expense of approximately $174 thousand for each of the years ended December 31, 1994 to 1996. The leases provide for two 5-year renewal options at their current market rental rates. The leases for the 1430 and 1428 Walnut Street premises include a right of refusal to purchase the premises. The leases also require Regent to pay its pro rata share of all operating expenses such as maintenance, insurance, taxes, etc.

         Legal Proceedings

         Regent is subject to various legal actions and proceedings. In January 1997, the Bank settled litigation involving the 1994 bankruptcy of a mortgage banking company for which the Bank funded individual residential mortgages, and because of which the Bank charged-off various mortgage loans in 1995. The Bank will recover $320 thousand. This settlement awaits court approval. It is possible that claims may be made against the Bank as the result of transactions with the debtor. Management considers the possibility of such claims to be remote and, if made, without merit.

         Regent has instituted two lawsuits to recover damages caused to Regent by individuals and entities which engaged in IPF business with Regent as follows:

         On December 24, 1996, Regent filed a complaint in the United States District Court for the Eastern District of Pennsylvania, Regent National Bank v. K-C Insurance Premium Finance Co., Inc., et al., Civil Action No. 96-CV-8615, in which it asserted claims against K-C, its principals, Chanin and Cesaro, Chanin's wife, Myra Chanin, and Cesaro's wife, Kimberly Cesaro. The complaint alleges that K-C, Chanin and Cesaro submitted numerous reports to Regent containing false information in order to obtain funds from Regent unlawfully, as well as to induce Regent to devote resources to the IPF portfolio. The complaint also alleges that K-C, Chanin and Cesaro entered into the Servicing Agreement with Regent to provide a variety of services in connection with Regent's IPF business and that K-C, Chanin and Cesaro engaged in numerous violations of the Servicing Agreement. The complaint alleges that K-C, Chanin and Cesaro participated, directly and indirectly, in a pattern of racketeering through multiple acts of bank fraud which constituted violations of RICO. The complaint alleges that K-C,

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

Chanin and Cesaro submitted false and fraudulent computer records and financial statements which grossly overstated the profits generated by the IPF business and substantially understated the losses of such business.

         The complaint also alleges that, on or about April 12, 1996, Regent entered into the Loan Agreement with K-C, Chanin, Myra Chanin, Cesaro and Kimberly Cesaro pursuant to which K-C, Chanin and Myra Chanin became obligated to Regent in the amount of $18 million and Cesaro and Kimberly Cesaro became obligated to Regent in the amount of $180 thousand. The complaint further alleges that the parties to the Loan Agreement have failed to repay Regent the sums due thereunder.

         Regent is seeking damages in this action for $1.8 million under the Loan Agreement and for damages in excess of $1 million as a result of harm caused to Regent under the various other counts in this action.

         On January 30, 1997, K-C, Chanin, Myra Chanin, Cesaro and Kimberly Cesaro instituted an action against Regent in the Court of Common Pleas of Philadelphia County, Number 2749. The Complaint consists of three counts: (1) that Regent owes K-C 50% of the profits from the IPF business, as defined in the Servicing Agreement; (2) a request for a declaratory judgment that the Loan Agreement is not an enforceable contract because of mutual mistake or fraudulent misrepresentations by Regent, alteration of the Note, duress, failure of consideration or material breach of the Loan Agreement and (3) that Cesaro is owed wages by Regent for an undefined portion of 1996. For the breach of the Servicing Agreement, K-C is demanding amounts in excess of $100 thousand. No specific amount is demanded for the unpaid wages.

         On February 18, 1997, Regent filed preliminary objections to this complaint with the Court of Common Pleas of Philadelphia County. The preliminary objections request the Court of Common Pleas to dismiss the action since it relates to the same facts and causes of action which are dealt with in the complaint previously filed by Regent in the United States District Court for the Eastern District of Pennsylvania. As of March 27, 1997, the Court of Common Pleas had not ruled on Regent's preliminary objections.

         There are various motions pending in the action in the United States District Court for the Eastern District of Pennsylvania relating to the request by K-C for expedited discovery on Regent's RICO claim. Those motions are pending and undecided.

         On November 27, 1996, Regent filed a complaint against DCAP, an independent retail insurance broker which engaged in IPF business with Regent and which was recruited to do business with Regent by K-C, and an affiliate of DCAP, for breach of contract in the United States District Court for the Eastern District of Pennsylvania, Regent National Bank v. Dealers Choice Automotive Planning, Inc. and Payments, Inc., Civil Action No. 96-CV-7930. The complaint alleges that DCAP and its affiliates entered into a letter of understanding with Regent under which DCAP and its affiliates agreed that the financing of all IPF contracts with Regent would be with recourse. The complaint seeks damages for

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
losses suffered by Regent as a result of funding IPF agreements placed through DCAP. In the action, Regent seeks damages in excess of $100 thousand.

         The defendants have answered this complaint and have asserted that they were misled by certain officers and directors of Regent by fraudulent misrepresentations concerning the recourse provisions of the letter of understanding. The answer also asserts that Regent owes money to the defendants for failure to give 30 days written notice of the termination of the letter of understanding. The answer claims punitive damages in the amount of $500 thousand for the alleged misrepresentation and an amount of not less than $40 thousand for the alleged termination without giving sufficient written notice.
This matter is in the initial phases of discovery.

         Regent and the Bank are subject to various other legal actions and proceedings. In the opinion of management, after discussions with legal counsel, the resolution of these matters is not expected to have a material adverse effect on Regent's consolidated financial position or its consolidated results of operations.

Employment Agreements

         Regent has entered into employment agreements with two of its executive officers. Such agreements provide for, among other things, base compensation, and one of the agreements has a change-of-control provision. Annual compensation under these agreements is $220 thousand from 1997 through 1999.


12.  Significant Group Concentrations of Risk

         Approximately 49% and 37% of the total loans outstanding at December 31, 1996 and 1995, respectively, are real estate loans, and the collateral is primarily located in the various counties surrounding Philadelphia. Regent is able to decrease its credit exposure by an amount equal to the appraised value of the collateral.


13.  Related Parties

         Regent incurred professional fees of approximately $866 thousand, $1,272 thousand and $560 thousand in 1996, 1995 and 1994, respectively. Included in these amounts were approximately $87 thousand, $187 thousand and $270 thousand in 1996, 1995 and 1994, respectively, of fees paid to law firms that have partners who are members of the Board of Directors of Regent or the Bank.

         Regent paid insurance premiums of approximately $114 thousand, $90 thousand and $79 thousand during 1996, 1995 and 1994, respectively, to an insurance brokerage agency whose president was also a member of the Board of Directors of Regent.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

         Regent paid consulting fees of approximately $78 thousand, $87 thousand and $81 thousand during 1996, 1995 and 1994, respectively, to a bank consulting firm whose president is also a member of the Board of Directors of Regent.

         In 1994, the Bank entered into an agreement with a company owned by an advisory director to provide processing, servicing, marketing and consulting services to the Bank in connection with the Bank's automobile premium finance lending program. The Bank incurred expenses of $1.3 million in 1995 and $62 thousand in 1994 related to this agreement.


14.  Financial Instruments with Off-Balance-Sheet Risk

         Regent is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit which involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated balance sheets.

         Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

         Regent had outstanding commitments to originate variable and fixed rate loans aggregating approximately $7.6 million and $4 million at December 31, 1996 and 1995, respectively. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. Regent evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Regent upon the extension of credit, is based on management's credit evaluation of the counterparty. Collateral for most commercial commitments varies but may include accounts receivable; inventory; property, plant and equipment; and income-producing commercial properties. Collateral for secured consumer commitments consists of liens on residential real estate.

         Commitments under outstanding standby letters of credit were $150 thousand and $305 thousand at December 31, 1996 and 1995, respectively. Standby letters of credit are instruments issued by the Bank which guarantee the beneficiary payment by the Bank in the event of default by the Bank's customer in the non-performance of an obligation of service. Most standby letters of credit are extended for one-year periods. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
commitments for which collateral is deemed necessary primarily in the form of certificates of deposit and liens on real estate.

         Commitments under lines of credit exist as the borrower has not used the full amount of the approved line of credit. Collateral for most commitments under commercial lines of credit varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties. Amounts available for use under existing lines of credit were $10.2 million and $18 million at December 31, 1996 and 1995, respectively.


15.  Shareholders' Equity

         In September 1996, four directors of Regent purchased an aggregate of 148,148 of Common Stock of Regent for a purchase price of $6.75 per share, or an aggregate price of $1 million.

         In June 1995, July 1994 and July 1993, Regent issued 51,452, 51,912 and 52,967 shares, respectively, of Series E Convertible Preferred Stock, and in May 1992, 1991 and 1990, Regent issued 52,996 shares of Series D Convertible Preferred Stock, 52,996 shares of Series C Convertible Preferred Stock and 52,998 shares of Series B Convertible Preferred Stock, representing a 10% stock dividend to holders of Series A Convertible Preferred Stock. The fair market value of the 51,452, 51,912 and 52,967 shares issued of Series E Convertible Preferred Stock of approximately $309 thousand, $396 thousand and $430 thousand, respectively, the 52,996 shares issued of Series D Convertible Preferred Stock of approximately $358 thousand, the 52,996 shares issued of Series C Convertible Preferred Stock of approximately $265 thousand and the 52,998 shares of Series B Convertible Preferred Stock of approximately $490 thousand has been charged to retained earnings. Each share of Series B, C and D Convertible Preferred Stock is convertible into 1.177 shares of common stock, and each share of Series E stock is convertible into one share of common stock.

         The Series B through Series D Convertible Preferred Stock and the Series E Convertible Preferred Stock are redeemable in whole or in part at the option of Regent, at a price of $10.00 per share, respectively, plus declared but unpaid dividends.

         In connection with outstanding convertible preferred stock, approximately 550 thousand shares have been reserved for issuance upon conversion.

         In June 1989, Regent sold 530,000 shares of Series A Convertible Preferred Stock. The preferred stock is convertible, at the option of the holder, into Regent Common Stock on a share-for-share basis. The Series A Convertible Preferred Stock is redeemable at Regent's option at $10 per share plus declared but unpaid dividends. Holders of the Regent Series A Preferred Stock are entitled to receive a $10 per share liquidation preference before any payment is made to common stockholders.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

         Also, prior to and in connection with Regent's 1989 public offering, Regent issued warrants that were exercisable for the purchase of an aggregate of 50,022 and 147,124 shares of Regent Common Stock at an exercise price of $8.50 and $10.20 per share, respectively, at December 31, 1995, and issued options to organizers of 274,241 and 264,825, at $8.50 per share, in December 1995 and 1994. The warrants and options expired on November 30, 1996.

         Regent established the 1989 Stock Option Plan which provided for the granting of 211,860 incentive and nonqualified stock options to certain officers, directors, founders and key employees. At December 31, 1995 and 1994, options for 171,362 and 151,539 shares, respectively, were outstanding at $8.50 per share. No options were granted, exercised or terminated during 1995 or 1994. During 1996, no options were granted or exercised. At December 31, 1996, all options under this plan had expired.


16. Fair Value of Financial Instruments

         FAS No. 107 requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For Regent, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in FAS No. 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is Regent's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans. Therefore, Regent had to use significant estimations and present value calculations to prepare this disclosure.

         Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives risk to a high degree of subjectivity in estimating financial instrument fair values.

         Estimated fair values have been determined by Regent using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used for the estimated fair values are outlined below.

Cash and Cash Equivalents

         The carrying amounts for cash and cash equivalents investments approximate the fair values of those assets.

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

Mortgage-Backed and Investment Securities

         Fair values are based on quoted market prices, if available. If quoted market prices are not available, then fair values are based on quoted market prices of comparable instruments.

Loans

         For floating rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values of certain mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions. The fair values for fixed rate commercial real estate, and commercial and industrial loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar terms and credit quality.

Mortgage Loans Held for Sale

      Due to their short-term nature, the carrying amount of mortgage loans held for sale approximates fair value.

Deposit Liabilities

      The fair value of demand deposits, NOW and savings accounts, and money market deposits is the amount payable on demand at the reporting date. Fair values for fixed rate certificates of deposit are estimated using discounted cash flows based on rates currently offered for deposits of similar remaining maturities.

Advances from FHLB

      The carrying amount of short-term advances approximates their fair values. Rates currently available for advances with similar terms and remaining maturities are used to estimate the fair value of long-term advances.

Subordinated Debentures

      Rates currently available to Regent for debt with similar terms and remaining maturities are used to estimate fair value.

Off-Balance-Sheet Instruments

      The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For the fixed rate loan commitments, excluding those committed

                     REGENT BANCSHARES CORP. AND SUBSIDIARY
for sale to the secondary market, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. It is management's belief that the fair value estimate of commitments to extend credit approximates carrying value at December 31, 1996 and 1995, because most mature within one year, do not present any unanticipated credit concerns and bear market interest rates.

      The estimated fair value of Regent's financial instruments at December 31, 1996 and 1995 follows:

                                                              December 31,                       December 31,
                                                                 1996                               1995
                                                     ------------------------           -------------------------
                                                     Carrying            Fair           Carrying            Fair
                                                      amount            value            amount             value
                                                     --------          -------          --------           ------
                                                                          (Dollars in thousands)
      Financial assets:
         Cash and overnight
            investments                              $   9,493       $   9,493        $     7,166      $     7,166
      Investment securities
            available for sale                          30,470          30,470             47,478           47,478
         Mortgage-backed securities
            held to maturity                            75,083          73,250             91,244           89,895
         Loans, net                                     82,009          81,975             99,409           98,450
         Mortgage loans held
            for sale                                    ---             ---                12,874           13,271

      Financial liabilities:
         Deposits                                      185,126         186,338            196,132          198,196
         Advances from FHLB                                203             203             43,655           43,709
         Subordinated debentures                         2,750           2,750              2,750            2,895

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

17.  Regent Bancshares Corp. (Parent Company Only) Financial Information

Condensed Balance Sheets


                                                                   December 31,
                                                       --------------------------------
                                                           1996                 1995
                                                       -----------          -----------
ASSETS
Cash                                                   $       100          $       100
Other investment securities                                 51,082              247,381
Other assets                                                11,350               72,931
Investment in subsidiary                                10,873,903           12,836,662
                                                       -----------          -----------

   Total assets                                        $10,936,435          $13,157,074
                                                       ===========          ===========

LIABILITIES AND SHAREHOLDERS'
EQUITY
Other liabilities                                      $    53,719          $    53,718
Subordinated debentures                                  2,750,000            2,750,000
Shareholders' equity                                     8,132,716           10,353,356
                                                       -----------          -----------

   Total liabilities and shareholders' equity          $10,936,435          $13,157,074
                                                       ===========          ===========

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

Condensed Statements of Operations


                                                    Year Ended December 31,
                                      ---------------------------------------------------
                                          1996               1995                 1994
                                      -----------         -----------         -----------

Dividend from subsidiary              $      --           $   250,000         $   250,000
Interest income                             9,214               7,360               4,312
                                      -----------         -----------         -----------

   Total income                             9,214             257,360             254,312
                                      -----------         -----------         -----------

Expenses:
   Interest                               220,191             219,606             217,612
   Other                                   46,903              75,501              43,363
                                      -----------         -----------         -----------

       Total expenses                     267,094             295,107             260,975
                                      -----------         -----------         -----------

Pretax loss                              (257,880)            (37,747)             (6,663)

Income tax benefit                           --               (97,800)            (87,300)
                                      -----------         -----------         -----------

Income (loss) before equity
   in undistributed net income
   (loss) of subsidiary                  (257,880)             60,053              80,637

Equity in undistributed net
   income (loss) of subsidiary         (2,438,104)         (3,186,650)            422,188
                                      -----------         -----------         -----------

Net income (loss)                     $(2,695,984)        $(3,126,597)        $   502,825
                                      ===========         ===========         ===========


                     REGENT BANCSHARES CORP. AND SUBSIDIARY

Condensed Statements of Cash Flow


                                                              Year Ended December 31,
                                                  ----------------------------------------------------
                                                      1996                1995                1994
                                                  ------------         -----------         -----------
Cash flows from operating activities:
      Net income (loss)                            $(2,695,984)        $(3,126,597)        $   502,825
      Adjustments to reconcile net
             income (loss) to net cash
             (used in) provided by
             operating activities:
         Decrease (increase) in other
             assets                                     61,581              53,181             (80,819)
         Equity in undistributed net
             income (loss) of subsidiary             2,438,104           3,186,650            (422,188)
         Increase in other liabilities                    --                  --                26,883
                                                   -----------         -----------         -----------


             Net cash (used in) provided
             by operating activities                  (196,299)            113,234              26,701
                                                   -----------         -----------         -----------

      Cash flows from investing activities:
         Decrease (increase) in
             investment securities                     196,299            (113,234)            (26,701)
         Increase in investment in
             subsidiary                                   --                  --              (200,000)
                                                   -----------         -----------         -----------

             Net cash provided by
             (used in) investing
             activities                                196,299            (113,234)           (226,701)
                                                   -----------         -----------         -----------

      Cash flows from financing activities:
         Issuance of subordinated
             debentures                                   --                  --               200,000
                                                   -----------         -----------         -----------

             Net cash provided by
             financing activities                         --                  --               200,000
                                                   -----------         -----------         -----------

      Net change in cash                                  --                  --                  --

      Cash, beginning of year                              100                 100                 100
                                                   -----------         -----------         -----------

      Cash, end of year                            $       100         $       100         $       100
                                                   ===========         ===========         ===========


18. Subsequent Events

         On August 30, 1995, with the approval of the Board of Directors, Regent and the Bank entered into an Agreement and Plan of Merger (the Agreement) with Carnegie and its wholly owned subsidiary,

                     REGENT BANCSHARES CORP. AND SUBSIDIARY

CBNA which provided that Regent would be merged with and into Carnegie, and CBNA would be merged with and into the Bank.

         On January 14, 1997, Regent and the Bank executed an agreement (the "Termination Agreement") with Carnegie and CBNA, terminating the Agreement. Regent requested execution of the Termination Agreement because Regent's Board of Directors believed it to be in the best interests of Regent's shareholders if Regent remains independent. Pursuant to the Termination Agreement, Carnegie was reimbursed for $722 thousand of merger-related expenses Carnegie had incurred, and, in connection therewith, the Bank sold to Carnegie, with appropriate premium, $6.4 million of loan participations and servicing rights to such loans. Loan participations of $27.8 million were previously sold by the Bank to Carnegie.

         On March 31, 1997, Regent sold 16,364 shares of Series A Convertible Preferred Stock for $6.50 per share to two accredited investors, one of whom is an officer at the Bank and the other of whom serves as legal counsel to the Bank. Regent used the proceeds from this sale to pay the interest due on its subordinated debentures on March 31, 1997.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

         SEC filing fee.....................................     $   7,100.53
         Legal fees and expenses............................        50,000.00
         Accountants' fees and expenses.....................        25,000.00
         Blue Sky fees and expenses.........................        10,000.00
         Transfer agent and registrar fee...................         5,000.00
         Miscellaneous......................................         2,899.47
                                                                  -----------
              Total.........................................      $100,000.00
                                                                  ===========

Item 14. Indemnification of Directors and Officers.

         Article VIII of Regent's By-laws requires Regent to indemnify its officers and directors, including former officers and directors, and permits Regent to indemnify its employees and agents, to the full extent permitted by the New Jersey Business Corporation Act (the "NJBCA") and to pay and advance expenses for matters covered by indemnification to the full extent permitted by the NJBCA.

         Section 14A:3-5 of the NJBCA gives a corporation the power, without a specific authorization in its certificate of incorporation or by-laws, to indemnify a director, officer, employee or agent (collectively, an "Agent") against expenses and liabilities incurred in connection with certain pro-ceedings, involving the Agent by reason of his or her being or having been such an Agent, provided that with regard to a proceeding other than one by or in the right of the corporation, the Agent must have acted in good faith and in a manner the Agent reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such Agent had no reasonable cause to believe his or her conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent does not of itself create a presumption that any such Agent failed to meet the applicable standards of conduct. The indemnification provided by the NJBCA does not exclude any rights to which an Agent may be entitled under a certificate of incorporation, by-law, agreement, vote of stockholders or otherwise. No indemnification, other than that required when an Agent is successful on the merits or otherwise in any of the above proceedings, shall be allowed if such indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law or a resolution of the board of directors or of the stockholders, an agreement or other proper corporate action in effect at the time of the accrual of the alleged cause of action which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which an Agent may be entitled.

         Regent provides liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of Regent up to an aggregate of $5 million inclusive of defense costs, expenses and charges.

         In addition, as permitted by the NJBCA, Article Seventh of Regent's Certificate of Incorporation provides that no director of Regent shall incur personal liability to Regent or its stockholders for damages for breach of any duty owed to Regent or its stockholders; provided, however, that this provision does not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to Regent or its stockholders; (ii) acts or omissions not in good faith or which involve a knowing violation of law or
(iii) any transaction from which the director derived an improper personal benefit.

         The employment agreements among Regent, Regent National Bank (the "Bank") and each of Robert B. Goldstein and Joel E. Hyman (individually, the "Executive") include a provision providing for indemnification, to the fullest extent permitted by law, for any and all liabilities to which the Executive or his estate may be subject as a result of, in connection with or arising out of his service as an employee, an officer or a director of Regent or the Bank under such employment agreement or his service as an employee, officer or director of another enterprise at the request of Regent or the Bank, as well as the costs and expenses, including attorneys' fees, of any legal action brought or threatened to be brought against the Executive or Regent or the Bank as a result of, in connection with or arising out of such employment. In addition, each employment agreement further provides that Regent and the Bank will advance professional fees and disbursements to the Executive in connection with any such legal action, provided that the Executive delivers to Regent and the Bank his undertaking to repay any expenses so advanced in the event it is ultimately determined that the Executive is not entitled to indemnification against such expenses. Expenses reasonably incurred by the Executive in successfully establishing the right to indemnification or advancement of expenses, in whole or in part, pursuant to such employment agreements, must also be indemnified by Regent and the Bank. The Executive is also entitled to the full protection of any insurance policies which Regent or the Bank may elect to maintain generally for the benefit of their respective directors and officers. The rights granted under the employment agreements survive the termination of such employment agreements.

Item 15. Recent Sales of Unregistered Securities.

         On September 11, 1996, four directors of Regent purchased an aggregate of 148,148 shares of Regent Common Stock for a purchase price of $6.75 per share, or an aggregate price of $1,000,000, in a transaction that was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof. The proceeds of this private placement were contributed to the capital of the Bank.

         On March 31, 1997, Regent sold 16,364 shares of Series A Convertible Preferred Stock for $6.50 per share to two accredited investors, one of whom is an officer at the Bank and the other of whom serves as legal counsel to the Bank, in a transaction that was exempt from registration under the Securities Act pursuant to Section 4(2) thereof. Regent used the proceeds from this sale to pay the interest on its subordinated debentures due March 31, 1997.

Item 16. Exhibits and Financial Statement Schedules.

         (a)      Exhibits

Exhibit No.                       Description of Exhibits                                                    Reference

3(a)                       Certificate of Incorporation                                                            (a)

3(b)                       By-laws of Registrant                                                                   (a)

4(a)                       Form of Registrant's Common Stock                                                       (a)
                           Certificate

4(b)                       Form of Registrant's Preferred Stock Certificate                                        (a)

4(c)                       Certificate of Designation for Registrant's                                             (a)
                           Series A Convertible Preferred Stock

4(d)                       Certificate of Designation for Registrant's                                             (a)
                           Series B Convertible Preferred Stock

4(e)                       Certificate of Designation for Registrant's                                             (a)
                           Series C Convertible Preferred Stock

4(f)                       Certificate of Designation for Registrant's                                             (a)
                           Series D Convertible Preferred Stock

4(g)                       Certificate of Designation for Registrant's                                             (a)
                           Series E Convertible Preferred Stock

5                          Opinion of Duane, Morris & Heckscher LLP                                     filed herewith

10(a)                      Employment Agreement between Regis-                                                     (b)
                           trant and Barbara H. Teaford dated May
                           24, 1989

10(b)                      Lease Agreement dated August 4, 1988 for the                                            (a)
                           premises located at 1430 Walnut Street, Phila-
                           delphia, PA 19102

10(c)                      Lease Agreement dated December 15, 1995 for the                                         (d)
                           premises located at 1426 Walnut Street, Phila-
                           delphia, PA 19102

10(d)                      Amended and Restated Agreement and Plan of Merger                                       (c)
                           dated as of August 30,1995 among Carnegie Bancorp,
                           Carnegie Bank, N.A., Registrant and Regent National Bank


                                      II-3





10(f)                      Amendment, dated as of October 2, 1996,                                                 (e)
                           to the Amended and Restated Agreement and
                           Plan of Merger dated as of August 30, 1995 among
                           Carnegie Bancorp, Carnegie Bank, N.A., Registrant and
                           Regent National Bank.

10(g)                      Subscription Agreement between Registrant                                               (d)
                           and Abraham Bettinger, dated October 7, 1996
                           relating to the purchase of 14,815 shares of
                           Registrant's Common Stock

10(h)                      Subscription Agreement between Registrant                                               (d)
                           and O. Francis Biondi, dated October 7, 1996
                           relating to the purchase of 37,037 shares of
                           Registrant's Common Stock

10(i)                      Subscription Agreement between Registrant                                               (d)
                           and of Harvey Porter, dated October 7, 1996
                           relating to the purchase of 37,037 shares of
                           Registrant's Common Stock

10(j)                      Subscription Agreement between Registrant                                               (d)
                           and of David W. Ring, dated October 7, 1996
                           relating to the purchase of 59,259 shares of
                           Registrant's Common Stock

10(k)                      Agreement between Regent National Bank                                                  (e)
                           and the Office of the Comptroller of the
                           Currency, and Addendum thereto, dated
                           October 10, 1996

10(l)                      Agreement, dated as of January 14, 1997, among                                          (f)
                           Carnegie Bancorp, Carnegie Bank, N.A., Registrant and
                           Regent National Bank relating to the termination of
                           the Amended and Restated Agreement and Plan of Merger
                           dated as of August 30, 1995, as amended October 2,
                           1996.

10(m)                      Employment Agreement among Registrant, Regent                                           (d)
                           National Bank and Joel E. Hyman, dated as of
                           January 21, 1997

10(n)                      Employment Agreement among Registrant, Regent                                filed herewith
                           National Bank and Robert B. Goldstein, dated as of
                           April 7, 1997

10(o)                      Registrant's 1997 Equity Incentive Plan                                      filed herewith


                                      II-4





10(p)                      Subscription Agreement between Registrant and                                filed herewith
                           Joel E. Hyman dated March 31, 1997 relating to the
                           purchase of 8,182 shares of Registrant's Series A
                           Convertible Preferred Stock

10(q)                      Subscription Agreement between Registrant and                                filed herewith
                           Frederick W. Dreher dated March 31, 1997 relating
                           to the purchase of 8,182 shares of Registrant's
                           Series A Convertible Preferred Stock

21                         Subsidiaries of Registrant                                                              (a)

23(a) Consent of Duane, Morris & Heckscher LLP (included in their opinion filed as Exhibit 5)

23(b)                      Consent of Grant Thornton LLP                                                filed herewith

23(c)                      Consent of Arthur Andersen LLP                                               filed herewith

(24)                       Power of Attorney (incorporated by reference to Page
                           II-7 of Part II of this Registration Statement)



(a)      Such exhibit is hereby incorporated by reference to the like-described exhibit in the Registration Statement No. 33-27299 of Registrant as amended and declared effective on May 24, 1989.
(b)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K for the fiscal year ended December 31, 1989.
(c)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report filed with the Securities and Exchange Commission on September 20, 1995.
(d)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K for the fiscal year ended December 31, 1996.
(e)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report filed with the Securities and Exchange Commission on October 18, 1996.
(f)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report filed with the Securities and Exchange Commission on January 23, 1997.


         (b)      Financial Statement Schedules:

                  Schedules are omitted for the reason that they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

Item 17.          Undertakings.

         The undersigned registrant hereby undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof; and

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement or Amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania on the 28th day of May, 1997.

                                         REGENT BANCSHARES CORP.

                                         By: /s/ Robert B. Goldstein
                                             ---------------------------------
                                             Robert B. Goldstein, President and
                                             Chief Executive Officer

         Know all men by these presents, that each person whose signature appears below constitutes and appoints Robert B. Goldstein and Joel E. Hyman, and each or either of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution, for him, and in his name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



         Signatures                                            Capacity                                        Date
         ----------                                            --------                                        ----
/s/ David W. Ring                                 Chairman of the Board                                    May  28, 1997
-----------------------------------
David W. Ring

/s/ Robert B. Goldstein                           President, Chief Executive Officer and                   May  28, 1997
---------------------------------                 a Director (Principal Executive Officer)
Robert B. Goldstein

/s/ Joel E. Hyman                                 Executive Vice President, Chief                          May  28, 1997
-----------------------------------               Financial Officer and Treasurer (Princi-
Joel E. Hyman                                     pal Financial and Accounting Officer)

/s/ Abraham L. Bettinger                          Director                                                 May  28, 1997
-------------------------------
Abraham L. Bettinger

/s/ O. Francis Biondi                             Director                                                 May  28, 1997
----------------------------------
O. Francis Biondi

/s/ John J. Lyons                                 Director                                                 May  28, 1997
------------------------------------
John J. Lyons

/s/ John W. Rose                                  Director                                                 May  28, 1997
-----------------------------------
John W. Rose


                                  EXHIBIT INDEX

                    (Pursuant to Item 601 of Regulation S-K)

                                                                                                              Sequentially
Exhibit                                                                                                         Numbered
Number                           Description of Exhibits                                                          Page

3(a)                       Certificate of Incorporation                                                            (a)

3(b)                       By-laws of Registrant                                                                   (a)

4(a)                       Form of Registrant's Common Stock                                                       (a)
                           Certificate

4(b)                       Form of Registrant's Preferred Stock Certificate                                        (a)

4(c)                       Certificate of Designation for Registrant's                                             (a)
                           Series A Convertible Preferred Stock

4(d)                       Certificate of Designation for Registrant's                                             (a)
                           Series B Convertible Preferred Stock

4(e)                       Certificate of Designation for Registrant's                                             (a)
                           Series C Convertible Preferred Stock

4(f)                       Certificate of Designation for Registrant's                                             (a)
                           Series D Convertible Preferred Stock

4(g)                       Certificate of Designation for Registrant's                                             (a)
                           Series E Convertible Preferred Stock

5                          Opinion of Duane, Morris & Heckscher LLP                                     filed herewith

10(a)                      Employment Agreement between Regis-                                                     (b)
                           trant and Barbara H. Teaford dated May
                           24, 1989

10(b)                      Lease Agreement dated August 4, 1988 for the                                            (a)
                           premises located at 1430 Walnut Street, Phila-
                           delphia, PA 19102

10(c)                      Lease Agreement dated December 15, 1995 for the                                         (e)
                           premises located at 1426 Walnut Street, Phila-
                           delphia, PA 19102



                                      II-8





10(d)                      Amended and Restated Agreement and Plan of Merger                                       (c)
                           dated as of August 30,1995 among Carnegie Bancorp,
                           Carnegie Bank, N.A., Registrant and Regent National Bank

10(f)                      Amendment, dated as of October 2, 1996,                                                 (e)
                           to the Amended and Restated Agreement and
                           Plan of Merger dated as of August 30, 1995 among
                           Carnegie Bancorp, Carnegie Bank, N.A., Registrant and
                           Regent National Bank.

10(g)                      Subscription Agreement between Registrant                                               (d)
                           and Abraham Bettinger, dated October 7, 1996
                           relating to the purchase of 14,815 shares of
                           Registrant's Common Stock

10(h)                      Subscription Agreement between Registrant                                               (d)
                           and O. Francis Biondi, dated October 7, 1996
                           relating to the purchase of 37,037 shares of
                           Registrant's Common Stock

10(i)                      Subscription Agreement between Registrant                                               (d)
                           and of Harvey Porter, dated October 7, 1996
                           relating to the purchase of 37,037 shares of
                           Registrant's Common Stock

10(j)                      Subscription Agreement between Registrant                                               (d)
                           and of David W. Ring, dated October 7, 1996
                           relating to the purchase of 59,259 shares of
                           Registrant's Common Stock

10(k)                      Agreement between Regent National Bank                                                  (e)
                           and the Office of the Comptroller of the
                           Currency, and Addendum thereto, dated
                           October 10, 1996

10(l)                      Agreement, dated as of January 14, 1997, among                                          (f)
                           Carnegie Bancorp, Carnegie Bank, N.A., Registrant and
                           Regent National Bank relating to the termination of
                           the Amended and Restated Agreement and Plan of Merger
                           dated as of August 30, 1995, as amended October 2,
                           1996.

10(m)                      Employment Agreement among Registrant, Regent                                           (d)
                           National Bank and Joel E. Hyman, dated as of
                           January 21, 1997



                                      II-9




10(n)                      Employment Agreement among Registrant, Regent                                filed herewith
                           National Bank and Robert B. Goldstein, dated as of
                           April 7, 1997

10(o)                      Registrant's 1997 Equity Incentive Plan                                      filed herewith

10(p)                      Subscription Agreement between Registrant and                                filed herewith
                           Joel E. Hyman dated March 31, 1997 relating to the
                           purchase of 8,182 shares of Registrant's Series A
                           Convertible Preferred Stock

10(q)                      Subscription Agreement between Registrant and                                filed herewith
                           Frederick W. Dreher dated March 31, 1997 relating
                           to the purchase of 8,182 shares of Registrant's
                           Series A Convertible Preferred Stock

21                         Subsidiaries of Registrant                                                              (a)

23(a) Consent of Duane, Morris & Heckscher LLP (included in their opinion filed as Exhibit 5)

23(b)                      Consent of Grant Thornton LLP                                                filed herewith

23(c)                      Consent of Arthur Andersen LLP                                               filed herewith

(24)                       Power of Attorney (incorporated by reference to Page
                           II-7 of Part II of this Registration Statement)



(a)      Such exhibit is hereby incorporated by reference to the like-described exhibit in the Registration Statement No. 33-27299 of Registrant as amended and declared effective on May 24, 1989.
(b)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K for the fiscal year ended December 31, 1989.
(c)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report filed with the Securities and Exchange Commission on September 20, 1995.
(d)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 10-K for the fiscal year ended December 31, 1996.
(e)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report filed with the Securities and Exchange Commission on October 18, 1996.
(f)      Such exhibit is hereby incorporated by reference to the like-described exhibit in Registrant's Form 8-K Report filed with the Securities and Exchange Commission on January 23, 1997.


                                      II-10